Exhibit D

BOLIVARIAN REPUBLIC OF VENEZUELA

This description of the Bolivarian Republic of Venezuela is dated as of September 28, 2012 and appears as Exhibit D to the Bolivarian Republic of Venezuela’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2011.

PRINCIPAL ECONOMIC INDICATORS

	As of or For the Year Ended December 31,
	2007	2008	2009	2010	2011(1)
	(percentage change)
Real GDP Growth (Decline)(2)	8.8%	5.3%	(3.2)%	(1.5)%	4.2%
Petroleum Sector	(3.3)	2.9	(7.4)	0.1	0.6
Non-petroleum Sector	9.7	5.7	(1.7)	(1.6)	4.5

Consumer Prices(3)
End of Period	22.5	31.9	26.9	27.4	29.0
Average	18.7	31.3	28.6	29.1	27.2

Wholesale Prices
End of Period	17.2	32.4	24.8	26.8	20.7
Average	16.5	23.3	31.0	27.2	22.4
Unemployment (in %)	7.5%	6.9%	7.5%	8.6%	8.3%

	(in millions of U.S. dollars, except where noted)
Balance of Payments
Exports (f.o.b.)	$69,980	$95,021	$57,603	$65,745	$92,602
Imports (f.o.b.)	(46,660)	(50,971)	(39,646)	(38,613)	(46,441)
Trade Balance	23,320	44,050	17,957	27,173	46,161
Current Account Surplus (Deficit)	17,345	34,275	6,035	12,071	27,205
Overall Balance	(5,742)	9,275	(10,262)	(8,060)	(4,032)

International Reserves
Gross Banco Central Reserves	$33,477	$42,299	$35,000	$29,500	$29,889
Liquid Banco Central Operating Reserves	23,686	32,581	17,687	9,192	5,998
Net Liquid Operating Reserves at Banco Central	23,094	31,804	17,446	8,831	5,617
Net International Reserves at Banco Central	32,885	41,522	34,759	29,139	29,508
Other International Monetary Assets(4)	97	207	279	164	72
Stabilization Fund	809	828	830	832	3

Average Petroleum Export Price (U.S.$/barrel)	64.7	86.5	57.0	72.0	101.1
Imports Coverage(5)	8.6	10.0	10.6	9.2	7.7

	(in millions of 1997 Constant Bolívares)
Central Government
Total Revenues	21,072.8	18,840.8	13,366.5	13,429.3	16,384.5
Total Expenditures	18,855.5	19,752.1	16,507.7	15,936.3	19,291.3
Overall Surplus (Deficit)	2,217.3	(911.4)	(3,141.2)	(2,507.0)	(2,906.9)
(as percentage of GDP)	3.0%	(1.2)%	(5.0)%	(3.6)%	(4.0)%

	(percentage change in real terms)
Monetary Aggregates(6)
Money Supply (M2)	(0.1)%	(6.6)%	(9.9)%	(6.5)%	16.7%
Monetary Base	16.9%	(1.3)%	(8.0)%	(1.0)%	8.8%

(1)	Preliminary figures.
(2)	Based on constant Bolívares of 1997 purchasing power, referred to as 1997 Constant Bolívares. Calculations of Real GDP Growth figures includes certain import rights that are not itemized as components of petroleum or non-petroleum Real GDP Growth.
(3)	Figures correspond to the Consumer Price Index (CPI), calculated on the basis of 1997 Constant Bolívares and not the National Consumer Price Index (INPC). For more information on the INPC, refer to “The Venezuelan Economy—Inflation”.
(4)	Other than amounts in the Fondo de Estabilización Macroeconómica, or Stabilization Fund.
(5)	Number of months of Imports (Fob) covered by Gross Banco Central Reserves.
(6)	Calculated by dividing Money Supply (M2) and Monetary Base nominal levels by Consumer Price Index in 2007 Constant Bolívares.

Sources: Banco Central de Venezuela, referred to as Banco Central, Ministry of Popular Power for Planning and Finance, referred to as the Ministry of Finance, and National Institute of Statistics, referred to as INE.

CURRENCY OF PRESENTATION

Unless otherwise specified or the context requires, references to “dollars”, “U.S. dollars”, “U.S.$” and “US$” are to United States dollars; references to “Bolívares” and “Bs.” are to Venezuelan Bolívares, the currency of Venezuela; references to “Euro”, “EUR” and “€” are to the lawful currency of the European Union; references to “¥” are to Japanese yen; and references to “bpd” are to barrels per day. As used herein, the term “billion” means one thousand million, or 1,000,000,000, and the term “trillion” means one thousand billion, or 1,000,000,000,000. Historical amounts translated into Bolívares or U.S. dollars have been converted at historical rates of exchange, unless otherwise stated. Unless otherwise noted herein, all references to Venezuelan Bolívares refer to nominal Bolívares. Certain amounts that appear herein have been rounded for ease of presentation. Accordingly, figures shown as totals in certain tables may not represent an arithmetical aggregation of the amounts that precede them.

Since 2003, an exchange control regime centralizes the purchase and sale of foreign currencies in Banco Central. The Ministry of Popular Power for Planning and Finance, referred to as Ministry of Finance, together with Banco Central de Venezuela, referred to as Banco Central, is in charge of setting the exchange rate with respect to the U.S. dollar and other currencies.

Pursuant to Decree No. 5,229 of the President of the Bolivarian Republic of Venezuela (“Venezuela” or, the “Republic”), as published in the Official Gazette No. 38,638 of March 6, 2007, the government of Venezuela implemented a redenomination of the Bolívar, which became fully effective on January 1, 2008. Under the redenomination plan, all amounts expressed in the national currency before the redenomination were divided by 1,000. Accordingly, the measure established a new monetary scale that eliminated three zeroes from all denominations of the national currency. In preparation for the conversion, the adjective “Fuerte” was, for a transition period ended on December 31, 2008, added to the word “Bolívar”, to make it “Bolívar Fuerte.” Additionally, all prices had to be expressed in both Bolívares and Bolívares Fuertes from October 1, 2007 until January 1, 2008. The title “Bolívar Fuerte” was rescinded on January 1, 2009. Since that date, the domestic currency of Venezuela is again officially referred to as the Bolívar. Accordingly, all references herein to Venezuela’s currency will be to the Bolívar or Bolívares (and not the Bolívar Fuerte or Bolívares Fuertes). Except as expressly noted herein, all Bolívar figures included herein, whether for periods prior to or after the effective date of the redenomination plan, are expressed in redenominated Bolívares.

As a result of the redonomination of the Bolívar, effective January 1, 2008, the U.S. dollar exchange rate was set at Bs.2.14 = U.S.$1.00 for purchase operations and Bs.2.15 = U.S.$1.00 for sale operations. On January 8, 2010, the government of Venezuela established a new dual exchange rate regime. According to Convenio Cambiario No. 14, the Ministry of Finance, together with Banco Central, established an exchange rate of Bs.2.60 = U.S.$1.00 for essential goods, including food, health, imports of machinery and equipment, science and technology, as well as all non-petroleum public sector transactions and other special cases. The exchange rate for all other transactions was set at Bs.4.30 = U.S.$1.00 for sale operations, with the exception of the provisions of Article 5 of the Convenio Cambiario No. 14, which covered, among others, transactions within the automotive sector, the telecommunications sector, the steel sector and the construction sector. The exchange rate applicable to purchases of foreign exchange obtained by the public sector, other than those specified in Article 5 of the Convenio Cambiario No. 14 and those obtained by public non-oil exports, was set at Bs.2.5935 = U.S.$1.00. The exchange rate applicable to purchases of currencies other than the previously indicated and those referred to in Article 5 of Convenio Cambiario No. 14, including exports from non-oil public and private sectors, was set at Bs.4.2893 = U.S.$1.00.

On December 30, 2010, according to Convenio Cambiario 14, the dual-exchange rate regime was replaced with a single-exchange rate. Effective January 1, 2011, the U.S. dollar exchange rate was set at Bs.4.2893 = U.S.$1.00 for purchase operations and Bs.4.30 = U.S.$1.00 for sale operations and for payments of public foreign debt. In addition to the single-exchange rate, Convenio Cambiario 14 also applied an exchange rate of Bs 5.30 = U.S.$1.00 for operations involving foreign currency denominated securities in the domestic market.

INTRODUCTION

Political and Govermental Developments

On December 3, 2006, President Chávez was re-elected President for a six-year term, capturing 62.8% of the vote. The next presidential election is scheduled for October 7, 2012. The new presidential term will begin in January 2013 and end in December 2019. The opposition alliance, Mesa de la Unidad Democrática, or MUD, was created on January 23, 2008 and restructured on June 8, 2009. MUD consists of an alliance between various opposition parties of the Chávez administration. The MUD held their primary elections on February 12, 2012 to elect the candidate running for president against President Chávez in the 2012 election. The candidate elected during the primary elections was Henrique Capriles Radonski, who was former Governor of the Miranda State. Of the 3.0 million votes, Mr. Radonski obtained 1.8 million, or approximately 60% of the primary electoral votes.

The last elections for state and local officials were held on November 23, 2008 and included over 500 races, including for 23 state governors, 335 mayors and 167 state legislative council members. Candidates from Partido Socialista Unido de Venezuela (PSUV), the party headed by President Chávez, won 17 of the 23 gubernatorial elections and approximately 80% of the mayoral offices. Candidates associated with opposition parties were elected in Venezuela’s three most populous states, as well as several major cities including the federal district of Caracas and Maracaibo. As of September 2012, the PSUV held 15 gubernatorial offices. The next elections for state and local officials are scheduled for December 16, 2012.

On September 26, 2010, elections were held for the 165 seats in the National Assembly. President Chávez’s political party won 98 seats, other parties aligned with the Chávez administration won 2 seats and the opposition won the remaining 65 seats. As of September 2012, President Chávez’s political party held 91seats in the National Assembly.

On April 30, 2012, the State Council (Consejo de Estado) was created pursuant to Presidential Decree No. 8,937. The Council is composed of the Vice President, the Ambassador to the Organization of American States (OAS), the Ambassador to the permanent mission of the United Nations in Geneva, the Secretary General of the National Defense Council (SECODENA), one journalist and a writter. The State Council is the highest consultative entity of the Government and public administration. It is responsible for providing policy recommendations in matters of national interest and those which the President considers of particular importance.

On February 22, 2010, the Organic Law of the Federal Government Council (Ley Orgánica del Consejo Federal de Gobierno) was passed, creating the Federal Government Council (Consejo Federal de Gobierno). The Council is chaired by the Vice President of the Republic and is composed of all the Ministers and Governors, one Mayor of each state and twenty citizens of communal entities created under the Popular Power regime. It is the body responsible for planning and coordinating policies and actions in order to continue with the process of transfering authority from the national government to states and municipalities. Its executive arm is the Inter-Territorial Compensation Fund (CRF), which finances public investment aimed at promoting balanced regional development, cooperation and support of policies and development initiatives from the various regional public bodies, focusing on essential services and projects in the regions of the less developed communities. Pursuant to the Organic Law, the President is allowed to create special development districts in order to promote economic, social, scientific and technological proyects within a given region.

One of the priorities of the Consejo Federal de Gobierno is to fund, promote and monitor compliance of all planned investments and priorities including those having to do with the mission of building adequate housing throughout the country, with the support and cooperation of regional and local governments. The budget of the Consejo Federal de Gobierno will come from the following sources: contributions from the executive branch, resources assigned to territorial political entities, other income earned by their own management or administration, through donations and sources arising from other laws, such as those relating to the Law of Special Economic Assigments Derived from the Mines and Hydrocarbons Activity (Ley de Asignaciones Económicas Especiales Derivadas de Minas e Hidrocarburos).

At the end of 2011, approximately Bs.5.0 billion were transferred from the Consejo Federal de Gobierno to approximately 8,500 projects.

President Chávez’s Health

On June 30, 2011, President Hugo Chávez addressed the nation for the first time since undergoing surgery in Cuba earlier that month, announcing that he was being treated for cancer. President Chávez subsequently had additional surgery and a number of sessions of chemotherapy and radiotherapy. As of September 2012, the President continues his recovery. If President Chávez were to become incapable of maintaining his duties as president, the person acting as Vice President would assume presidential responsibilities for the remainder of President Chávez’s six-year term under Article 233 of the Constitution.

Recent Legislative Developments

President Chávez’s administration has issued a number of laws affecting the economic, labor and social security sectors that fall within the scope of the 2010 Enabling Law and the National Assembly. The laws that have been issued include the following:

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the enactment of the 2011 Special Debt Law, allowing the Republic to issue up to Bs.45.0 billion (U.S.$10.5 billion) in new bonds during 2011. The total amount under the 2011 Special Debt Law was issued and the proceeds were used to invest in the agricultural sector, build new housing, develop a new job creation program, respond to natural disasters and other emergencies and refinance the public debt. On December 19, 2011, the 2012 Special Debt Law was enacted, allowing the Republic to issue up to Bs.64.5 billion (U.S.$15.0 billion) in new bonds during 2012. The proceeds will be used to invest in the following sectors: agriculture, communications, defense, environment, electrical energy, health, transportation, mining and basic industries. On July 27, 2012, the 2012 Special Supplemental Debt Law was enacted, allowing the Republic to issue an additional Bs.30.0 billion (U.S.$7.0 billion) in new bonds during 2012, all of which have now been issued. Approximately Bs.25.0 billion (U.S.$5.8 billion) of the proceeds will be used towards pension funds and the remaining Bs.5.0 billion (U.S.$1.2 billion) will be used for payments of labor liabilities owed to government employees;

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the reform of the Organic Law of the Public Sector for the Financial Administration (Ley Orgánica de Administración Financiera del Sector Público, or LOAFSP). The reform, which became effective in March 2012, allows the Executive branch to issue debt that exceeds the limits established by a Special Debt Law. These modifications allow additional liabilities to be incurred under unexpected or unforeseen circumstances, with such amounts to be applied against the maximum indebtedness of the following fiscal year. The modifications also allow the Executive branch to directly approve operations and additional credits and to spend such resources in accordance with the Law. As a result, the Executive branch will no longer be required to obtain the authorization of the National Assembly or the opinion of Banco Central in approving such credits. For more information on LOAFSP, refer to “The Venezuelan Economy—Economic Policy and Legislation—The Public Finance Law” and “Public Debt—Overview”.

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the enactment of the reform to the Labor Law (Ley Orgánica del Trabajo, Los Trabajadores y Las Trabajadoras), in order to control the high inflation rate and increase workers’ rights, such as by expanding social security and reducing the amount of mandatory working hours. The reform also establishes retroactive severance payments since 1997. For more information on the Labor Law, refer to “The Venezuelan Economy—Employment and Labor”.

Domestic and Regional Initiatives

President Chávez’s administration has been developing a number of social, health, education, and other initiatives aimed at transforming Venezuelan society within a model that is broadly referred to as “Socialism for the 21st Century”, in which the concepts of political participation and social inclusion are cornerstones. At the same time, the administration is developing a variety of economic integration agreements under the “Bolivarian Alternative for the Americas”. These initiatives are designed to strengthen economic, financial and technical cooperation among Latin American and Caribbean countries.

Domestic Initiatives

Given the profound economic disparities found in the social structure of the country, the domestic initiatives are focused on the need to redirect economic resources to the poorer segments of society in order to create the proper conditions for sustainable growth and the highest level of welfare for the inhabitants of Venezuela. In addition, the initiatives seek to give a greater voice to workers in business enterprises. The following initiatives, among others, have been or are currently being undertaken:

•	the reallocation of unproductive business assets to productive activities in order to promote job creation;

•	the creation of new ministries with responsibility for housing, nutrition, gender equality and financial aid;

•	the mandatory allocation of a portion of commercial banks’ credit portfolios to pivotal economic areas such as housing, agriculture, tourism and manufacturing;

•	the strengthening of existing, and creation of new, national development and social funds to provide specific resources to major infrastructure projects and massive social programs;

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the introduction of diverse initiatives of co-management and self-management among workers, employers and supervisors, as options to reshape either state companies and/or abandoned manufacturing facilities, as a fast-track measure to activate these entities and to promote stable job generation;

•	the creation of Government-owned entities to provide low-cost commercial services with a high level of social impact, such as airlines, telecommunications and food chain distribution;

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the purchase of all companies in the electric sector and Compañía Anónima Nacional Teléfonos de Venezuela, referred to as CANTV, Venezuela’s largest telephone carrier, to secure stability in service rates and minimize their impact on inflation;

•	the formation of joint ventures for certain cement and chemical companies and foodstuff producers and retailers;

•	the purchase of all companies in the cement sector and Siderúrgica del Orinoco, C.A., referred to as SIDOR, Venezuela’s largest steelmaker, to help reduce prices in Venezuela; and

•	the purchase of Banco de Venezuela, S.A. (“Banco de Venezuela”), the fourth largest bank in Venezuela, and the nationalization of additional banks.

•	the creation of the Empresa Nacional de Obras Públicas, for carrying out public works.

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the enactment of the Ley de Costos y Precios Justos (Law of Costs and Fair Prices), for the purpose of reducing inflation by establishing the costs structure and controling the excessive profits of companies.

•	the formation of funds by public sector financial institutions, in order to provide financing for the acquisition and repair of rental housing.

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the creation of four major missions: Gran Misión Vivienda, Gran Misión Agro, Misión en Amor Mayor and Gran Misión Hijos de Venezuela. These mission were created for the purpose of providing housing, developing the agriculture sector and providing support for the youth and older citizens.

•	the formation of two funds: Fondo de Ahorro Nacional para la Clase Obrera and the Fondo de Ahorro Popular, for purposes of promoting savings and alternative methods for the payment of social debts.

Regional Initiatives

The Chávez administration is pursuing initiatives to build regional relationships and strengthen the economic, financial and technical cooperation among Latin American and Caribbean countries. Among the initiatives are the following:

•	Mercosur- Venezuela became a full member of Mercosur, joining Argentina, Brazil, Paraguay (suspended) and Uruguay and is in the process of full integration;

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Creation of Petroamérica in order to provide an energy union of the Latin American countries, by using the strategic energy resources for improving societies throughout the continent. The regional integration of state energy companies are divided into “Petrosur”, comprising the southern cone and Bolivia and “PetroCaribe”, comprising the Caribbean. In addition, PDVSA has been involved with several energy developments in Latin America through its subsidiaries on Bolivia, Ecuador, Argentina, Brazil, Uruguay and Paraguay in order to develop the energy market in the region. The stated purpose of the regional arrangement is to strengthen Venezuela’s presence in the international markets by eliminating trade barriers, increasing its refining infrastructure and reducing costs;

•	Regional Economic Assistance- assisting governments in the region by purchasing financial instruments and supplying petroleum products under favorable trading conditions;

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Enhanced relations with Latin American and Caribbean countries- strengthening economic ties with Argentina, Cuba, Ecuador, Nicaragua and other nations and receiving additional support from those countries in connection with the development of the social agenda of the Chávez administration;

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Bilateral and Multilateral Agreements- entering into bilateral and multilateral trade and development agreements with countries in the region, such as: (1) the agreements with Brazil covering energy, mining, military cooperation and the development of an offshore natural-gas project; (2) the agreement among Venezuela, Bolivia and Cuba signed on April 29, 2006, and the subsequent addition of Honduras, Nicaragua and the Caribbean nation of Dominica, that cover initiatives in trade, health and energy, among other matters; and (3) the agreements to construct gas pipelines from Venezuela to such other countries as Colombia, Brazil, Argentina, Uruguay, Paraguay and Bolivia;

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Banco del Sur- creating and supporting the operation of an institution for development financing in the region which will serve to foster regional integration through the financing of major integration projects in South American countries. The bank was established in 2007 through a treaty signed by seven countries: Argentina, Brazil, Bolivia, Ecuador, Paraguay, Uruguay and Venezuela and in March 2009, the countries agreed to contribute a total of U.S.$7.0 billion in initial capital. In September 2009, the seven countries signed the constitutive act officially creating Banco del Sur. On April 3, 2012 the Banco del Sur treaty was ratified by Venezuelan National Assembly; operations are expected to begin in 2012;

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Bank of the Bolivian Alliance for the Americas (Bank of the ALBA)- creating a regional bank to enhance the economic and social integration of the member nations with an emphasis on contributing to sustainable economic and social development by reducing poverty, strengthening integration and promoting economic exchange in an equitable manner among the members. The Bank of the ALBA was created in January 2008 with initial capital of U.S.$1.0 billion. The Bank of the ALBA is headquartered in Caracas and Venezuela is the principal contributor with a contribution of 85% of the bank’s capital;

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UNASUR- promoting the creation of an intergovernmental regional body aimed at improving economic and political integration in South America. The South American Union of Nations, or UNASUR, was officially established on May 23, 2008 when the leaders of the 12 member nations signed the Constitutive Treaty of UNASUR. The UNASUR members are: Argentina, Bolivia, Brazil, Chile, Colombia, Ecuador, Guyana, Paraguay, Peru, Suriname, Uruguay and Venezuela;

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SUCRE- creating a unified instrument for commercial transactions among ALBA member countries that enables ALBA members to buy and sell goods using their domestic currency. Use of the Sistema Unitario de Compensación Regional de Pagos, or Unified System for Regional Compensation, referred to as the SUCRE, is designed to enable countries to conserve foreign currency and lower transaction costs, opening the way for further trade developments between the member countries. In October 2009, ALBA members signed a treaty establishing the SUCRE and it has been used as a common form of payment between importers and exporters since February 2010;

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Formation of the Consejo Suramericano de Economía y Finanzas for the purpose of dialogue, cooperation and consultation on economic and financial issues within South America. This Council is composed of the Presidents of the Central Banks and Ministers of the region.

Enabling Laws

In December 2010, the National Assembly passed the 2010 Enabling Law, granting President Chávez the power to legislate and approve laws by decree for a period of 18 months in a number of areas, including infrastructure, transportation, housing and public services, among others. The passage of the 2010 Enabling Law resulted in part from the need for the Government to act quickly and decisively in response to record rains and floods that left thousands of Venezuelans without homes, jobs and access to basic services, seriously affecting agricultural production.

For the period during which the 2010 Enabling Law was in effect until its expiration in June 2012, the President issued law 54-decrees for the following purposes, among others:

•	addressing the need for permanent housing for those who lost their homes to floods or mudslides;

•	creating an emergency fund to direct resources towards large-scale housing projects. For information about the emergency fund, refer to “Domestic Initiatives—Housing Programs”;

•	the adoption of the Special Tax Law. For information about this law, refer to “Recent Economic Developments—Repeal of Banco Central Law Provision”;

•	a law-decree on fair costs and prices that, as of November 2011, created a new commission to regulate prices and profit margins;

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creating the Socialist Agricultural Development Fund (Fondo para el Desarrollo Agrario Socialista, or FONDAS) according to Decree No. 8,012 Official Gazette No. 39,603 of January 27, 2011, for the reconstruction of the agricultural sector;

•	strengthening the Institutional Law of the Banking Sector in order to increase protection against fraud;

•	provide to the persons of limited resources in Venezuelan with decent housing through the Venezuelan Major Housing Mission;

•	an amendment of the existing Labor Law in order to improve labor issues for workers;

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amendments to the Law Special Tax on Extraordinary Prices and Exorbitant Prices in order to repeal certain provisions governing PDVSA’s contributions to FONDEN as well as allocating funds to various projects. For more information, please refer to “Introduction—Amendments to Banco Central Law”;

•	nationalizing several companies in key sectors of the economy in order to improve productivity;

•	creating the State Council in order to address matters of national interest. For information about this law, refer to “Introduction—Political and Governmental Developments”; and

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reforming the LOAFSP in order to allow the Executive branch to issue debt that exceeds the limits established by a Special Debt Law. For more information on LOAFSP, refer to “The Venezuelan Economy—Economic Policy and Legislation—The Public Finance Law”.

Law on Fair Costs and Prices

On July 14, 2011, President Chávez issued law-decree No. 8,331, known as the Law on Fair Cost and Prices (Ley de Costos y Precios Justos), published in Official Gazette No. 39,715 dated July 18, 2011. The Law became effective as of November 22, 2011, and was implemented in order to address the high inflation rate, guarantee access to goods and stabilize prices. The law provides a mechanism for setting a maximum retail price on goods across various economic sectors and includes the creation of a special committee called Superintendencia Nacional de Costos y Precios (SUNDECOP). The SUNDECOP monitors and regulates the cost structures of the companies involved in importing and selling goods, establishes the standards for the National Registry of Prices of Goods and Services and sets Maximum Retail Prices or the price range for goods and services. The SUNDECOP is also empowered to sanction any company or person that establishes excessive prices on goods and services. This agency effectively regulated the prices of 19 products in February 2012.

The Law on Fair Cost and Prices applies to goods and services in all parts of the value chain, requiring individuals and all types of corporations, including public, private, national, and foreign to adhere to the Law. Financial institutions, however, do not fall under the scope of the Law. For companies that transact with foreign affiliates, the panel will base their evaluation on cost and pricing structures of the products in question, and will make adjustments to the maximum allowable price of goods and services that diverge from their fair value.

Labor Law

In May 2012, a reform to the Labor Law was enacted in an effort to provide job stability and increase worker benefits. The main provision of the reform established a retroactive calculation of severance compensation since 1997 for current workers who have remained active since June 19, 1997. Under the reform, all unjust dismissals of workers are prohibited. If employers wish to dismiss an employee, they must now approach the court in order to determine whether or not there is a legal basis for that dismissal. The reform also establishes that all workers in Venezuela are entitled to a pension after retirement, generally age 55 for women and 60 for men, regardless of whether they were engaged in formal or informal employment. The reform mandates reduced working hours, eliminating outsourcing and increasing compensation for working on holidays. The number of working hours during the week was reduced from 44 to 40 and employees are now entitled to a mandatory 48 hour rest period each week.

Recent Economic Developments

In 2011, Gross Domestic Product, or GDP, totaled approximately Bs.58.1 billion in 1997 Constant Bolívares, an increase of 4.2% as compared to 2010. The increase in 2011 was primarily due to trade in goods and services, which increased 5.2%, a 5.5% increase in production of general government services, and a 3.8% increase in the manufacturing industry. The non-petroleum sector increased by 4.5% in 2011.

On April 3, 2008, INE, in affiliation with the Ministry Finance, and Banco Central issued Resolution No. 08-04-01 regulating the National Consumer Price Index or INPC (Indice Nacional de Precios al Consumidor) effective as of January 1, 2008. INPC covers the same items as the consumer price index (Indice de Precios al Consumidor), or CPI, but with a national geographic scope. The previous system only covered the Caracas metropolitan area.

Inflation figures from January 1, 2008 have been calculated using INPC. Figures prior to January 1, 2008 will not be re-calculated. INPC has as its base period December 2007 and is published monthly within the first ten days of each month. For the year ended December 31, 2008, the rate of inflation, as measured by the INPC, was 30.9%, and 31.9% as measured by CPI. For the year ended December 31, 2009, the rate of inflation, as measured by the INPC, was 25.1%, and 26.9% as measured by CPI. For the year ended December 31, 2010, the rate of inflation, as measured by the INPC, was 27.2%, and 27.4% as measured by CPI.

For the year ended December 31, 2011, the rate of inflation, as measured by the INPC, was 27.6%, and 29.0% as measured by CPI. The inflationary pressures were due mainly to an upward pressure on prices that generated greater domestic aggregate demand, and an increase in international food prices and port charges, among other factors. For the twelve-month period ended on April, 30 2012, inflation, as measured by the INPC, was 23.8%, representing an increase of 4.0% as compared to the same period in 2011.

The Government has adopted a policy of containing inflationary pressures in the economy and is taking a number of actions to reverse the inflationary trends. These actions include avoiding the monetization of PDVSA’s income by direct contributions of income to the National Development Fund, referred to as the Fondo de Desarollo Nacional or FONDEN, and the retention of foreign exchange for direct payment of foreign currency expenditures, increasing the amount of foreign currency made available to providers of domestic goods and services and increasing investment in areas of the economy most prone to inflationary pressures, including the agro-industrial sector.

The Government is taking a series of economic measures in 2011 in order to: (1) strengthen regional economic integration; (2) decrease inflation by defining monetary policies to limit the structural causes of inflation while improving efficiency in the foreign exchange market; and (3) increase investment levels for productive activities in order to reduce economic vulnerabilities. In 2011, the Government continued taking measures aimed at controlling inflation, most notably in the food sector, by organizing food distribution and improving the foreign exchange market for imports through a new system for transactions of securities in foreign currency under the supervision of Banco Central. The Government stated that additional structural measures were being evaluated. Moreover, the Government, along with the Banco Central, took coordinated actions in order to achieve the established economic growth goal and moderate inflationary pressures by increasing the availability of foreign currency for imports while improving the efficiency in the foreign exchange market through measures like the establishment of a single exchange rate; applying policies to increase investment levels in strategic productive activities, both through increased fiscal expenditure and the establishment of credit quotas, in the banking sector and establishing preferential interest rates; strengthening price controls; developing regional economic integration efforts; and improving food distribution through publicly owned distribution chains.

At December 31, 2011, the unemployment rate was 7.3%, compared to 8.5% in 2010. In April 2012, the unemployment rate was 8.6%.

Gross international reserves stood at approximately U.S.$29.9 billion at December 31, 2011 (excluding amounts deposited in the Fondo de Estabilización Macroeconómica, or Stabilization Fund), representing an increase of approximately U.S.$389 million compared to the same period in 2010. The increase in the gross international reserves was primarily due to the increased net sales of PDVSA to Banco Central.

For 2011, the overall balance of payments recorded a deficit of approximately U.S.$4,032 million and the current account had a total surplus of U.S.$27.2 million and the capital account had a deficit of U.S.$27.6 billion. The deficit in the 2011 overall balance of payments is primarily due to the higher amount of financial operations that led to the increase in foreign assets held by both private and public sector agents. The increase in the current account surplus is primarily due to the increase in the value of exports. In the first three months of 2012, the overall balance of payments recorded a deficit of approximately U.S.$2.5 million and the current account had a total surplus of U.S.$7.1 million and the capital account had a deficit of U.S.$8.6 billion. The deficit in the balance of payments for the first three months of 2012 is primarily due to the balance of the Other Investment category, which includes foreign assets by domestic private and public sector agents.

The Government’s external public debt as of December 31, 2011 totaled the equivalent of approximately U.S.$43.5 billion and the Government’s internal public debt as of December 31, 2011 totaled approximately U.S.$35.8 billion. As of June 30, 2012, the Government’s external public debt totaled the equivalent of approximately U.S.$43.4 billion and the equivalent of the Government’s internal public debt as of June 30, 2012 totaled approximately U.S.$50.2 billion. The increase in the Government’s internal public debt was primarily due to the indebtedness strategy focused on decreasing currency risk and taking advantage of the domestic liquidity. As a result, there were issuances of domestic bonds and Treasury Bills of U.S.$7.9 billion and U.S.$1.3 billion, respectively, adding up U.S.$9.2 billion.

On June 13, 2011, the 2011 Special Debt Law was enacted, allowing the Republic to issue up to Bs.45.0 billion (U.S.$10.5 billion) in new bonds during 2011. The proceeds were used to invest in the agricultural sector, build new housing, develop the new job creation program, respond to natural disasters and other emergencies and refinance the public debt. On December 19, 2011, the 2012 Special Debt Law was enacted, allowing the Republic to issue up to Bs.64.5 billion (U.S.$15.0 billion) in new bonds during 2012. The proceeds will be used to invest in the following sectors: agriculture, communications, defense, environment, electrical energy, health, transportation, mining and basic industries. On July 27, 2012, the 2012 Special Supplemental Debt Law was enacted, allowing the Republic to issue an additional Bs.30.0 billion (U.S.$7.0 billion) in new bonds during 2012, all of which have been issued. Approximately Bs.25.0 billion (U.S.$5.8 billion) of the proceeds will be used towards pension funds and the remaining Bs.5.0 billion (U.S.$1.2 billion) will be used for payments of labor liabilities owed to government employees.

In August 2011, President Chávez announced the repatriation of Venezuelan gold reserves currently held in foreign banks in UK, Canada, France and the U.S. in order to protect the Venezuelan economy from the global economic crisis. The President explained that the government plans to transfer the country’s international cash reserves out of the U.S. and Europe and into Brazilian, Chinese, and Russian banks. In addition, UNASUR has proposed establishing a fund that could draw from monetary reserves of central banks from countries in the region, which manage approximately U.S.$600.0 billion and will serve as a regional response to the recent global financial crisis. Between November 25, 2011 and January 30, 2012, Banco Central carried out the repatriation of Venezuelan gold reserves deposited in the Bank of England in order to protect the Venezuelan economy from the global economic crisis. In the context of UNASUR, the country members have been evaluating the enhancement of FLAR (Fondo Latinoamericano de Reservas) and the creation of anti-crisis mechanisms such as swap agreements among various central banks in the region.

In August 2012, BCV changed the method for appraising Venezuelan gold in an effort to curtail the fluctuations of the market. Previously, the appraisal was based on the average recorded by the London gold market in a two-month term basis. Under the new appraisal method, the appraisal will be based on the average recorded by the London gold market on a six-month term basis.

Relations with Multilateral Institutions

In April 2007, President Chávez indicated the possibility that Venezuela would separate itself from the International Monetary Fund, or IMF and the International Bank for Reconstruction and Development, referred to as the World Bank, stating that the country had paid back all of its obligations to both multilateral lenders and did not concur in the policy objectives the institutions were pursuing with respect to the poorest nations. It was later announced that any decision on this matter would be subject to appropriate evaluation and analysis. As of June 2012, the Republic has not taken any formal steps to withdraw its membership in the IMF and the World Bank.

In 2009, Venezuela received a disbursement of approximately U.S.$3.5 billion equivalent of Special Drawing Rights, or SDRs, from the IMF,which provided an aggregate of approximately U.S.$283.0 billion to central banks worldwide in order to boost their reserves and increase liquidity in their financial systems.

In January 2012, Venezuela formally denounced the Convention on the Settlement of Investment Disputes Between States and Nationals of Other States (“ICSID Convention”). Pursuant to the ICSID Convention, Venezuela’s denunciation became effective on July 25, 2012, six months after the receipt of the formal notice.

Venezuela has signed and ratified a number of Bilateral Investment Treatises (BIT’s) and a number of Free Trade Agreements (FTA’s), which gives investors the right to use other arbitration fora. In addition, certain arbitral fora may be available to investors through contractual agreements or Venezuela’s domestic legislation.

Amendments to Banco Central Law

In July 2005, the National Assembly approved an amendment to the Banco Central Law. The reform maintains the “revolving account” of PDVSA, pursuant to which PDVSA is entitled to maintain its oil and gas export proceeds in offshore accounts in amounts sufficient to cover its foreign currency-denominated investments and expenses. Any proceeds not required to cover capital or operating expenses, taxes and dividends must be contributed by PDVSA to FONDEN. In April 2011, President Chavez issued by law-decree “the Decree with Force of Law Creating the Special Tax on Extraordinary Prices and Exorbitant Prices” in the International Oil Market, which repeals the provisions of the Banco Central Law governing PDVSA´s contributions to FONDEN. On February 23, 2012, the Oil Windfall Profits Tax Law was further amended by law-decree No. 8,807, published in Official Gazette No. 39,871, dated February 27, 2012. The amendment adds the national productive sector as an additional category that is to receive contributions from this tax. In addition, the amendment establishes that FONDEN will now obtain funds for its local currency needs through BCV and for its foreign currency needs through PDVSA.

Under the July 2005 amendment, Banco Central is required to determine the optimum level of international reserves and update the National Assembly on an annual basis. All amounts of foreign exchange above this level are redirected to FONDEN every six months. The reform also required that Banco Central make a one-time special contribution to FONDEN of U.S.$6.0 billion from Venezuela’s foreign currency reserves. This deposit was completed on November 7, 2005 and since that date through December 31, 2007, approximately U.S.$17.0 billion was added by Banco Central and approximately U.S.$15.1 billion was contributed by PDVSA. In 2008, Banco Central contributed an additional U.S.$1.5 billion and PDVSA added an additional U.S.$12.4 billion to FONDEN. In 2009, Banco Central contributed U.S.$12.3 billion and PDVSA added U.S.$600 million to FONDEN and in

2010, Banco Central contributed U.S.$7.0 billion and PDVSA added U.S.$1.3 billion to FONDEN. At December 31, 2011, Banco Central contributed U.S.$3.5 billion and PDVSA added U.S.$14.3 billion to FONDEN. For more information on FONDEN, refer to “The Financial System—FONDEN”.

On May 7, 2010, the Banco Central Law was again amended. Among other changes, the amendment required Banco Central to create a Strategic Financial and Exchange System to monitor the flow of monetary and financial information in order to guarantee the proper functioning of the economy. Under the amended law, Banco Central’s regulatory powers over the Republic’s payment systems (domestic, bilateral and regional) were enhanced. The May 2010 amendment also modified Banco Central’s operations with other financial institutions which, among other things, expanded the categories of assets Banco Central could receive from financial institutions as collateral or a guarantee in connection with lending operations in exceptional circumstances.

Repeal of Banco Central Law Provision

The provision in the Banco Central Law governing PDVSA’s contributions to FONDEN was repealed by the Law Creating the Special Tax on Extraordinary Prices and Exorbitant Prices in the International Oil Market, also known as the Oil Windfall Profits Tax Law, issued by President Chávez by law-decree No. 8,163, published in Official Gazette No. 6,022 dated April 18, 2011. This Oil Windfall Profits Tax Law provides that the revenue from this tax be deposited directly into FONDEN and used to finance the Grandes Misiones, or Missions, created by the government as well as infrastructure, road, health, education, communication, agriculture and food projects, among others. The sale of U.S. dollars from PDVSA to Banco Central, as required by the Banco Central Law, was not affected and still remains in place.

BOLIVARIAN REPUBLIC OF VENEZUELA

Geography and Population

Geography

Venezuela is situated on the northern coast of South America. It has a coastline of approximately 2,813 kilometers on the Caribbean Sea and the Atlantic Ocean. Colombia borders it on the west, Brazil on the south and Guyana on the east. Venezuela’s national territory of approximately 916,445 square kilometers includes 72 islands in the Caribbean. The Venezuelan territory varies from tropical to mountainous to Amazonian regions. Environmentally-protected areas comprise approximately 40% of the land.

Caracas, Venezuela’s capital and largest city, is Venezuela’s political, financial, commercial, communications and cultural center. According to the 2011 Census prepared by the National Institute of Statistics (Instituto Nacional de Estadística, or INE), as of year-end 2011, the population of Caracas, which includes the Capital District and the Miranda state, was approximately 4.60 million. As of the same date, the Zulia state, which includes Maracaibo, the nation’s second-largest city, located near Venezuela’s most important petroleum fields and richest agricultural areas, had a population of 3.70 million.

Part of the eastern border with Guyana is subject to a border dispute. Venezuela has claimed that certain territory occupied by Guyana should be considered part of Venezuela’s national territory. The area of dispute is currently under the control of Guyana. Under international accords, Venezuela and Guyana have agreed to seek a settlement of the territorial dispute. Since the signing of the accords, Venezuela and Guyana have periodically undertaken negotiations regarding the status of the territory. Nevertheless, the negotiations to date have not resulted in a final accord. The accords do not contain any final date by which the parties must resolve the dispute.

Drug traffickers, guerrilla incursions from Colombia and other incidents present a continuing problem in Venezuela/Colombia relations. Venezuelan armed forces have been stationed on the sparsely-populated western border to control incursions and to provide protection to Venezuelan ranchers residing in this area. Among other measures taken by Venezuela, the army has deployed more troops along its border to boost security.

During 2007, Colombia was among Venezuela’s largest trading partners. In subsequent years, friction between the countries led to a suspension of diplomatic relations and a marked decrease in the level of trade.

On August 10, 2010, President Chávez and new Colombian president, Juan Manuel Santos, restored diplomatic relations between the two countries and agreed to create joint committees dealing with trade relations and economic cooperation, among other topics. Venezuela has taken steps to eliminate trade agreements with counterparties in Colombia and trade between the countries has increased. For more information, refer to “Foreign Trade and Balance of Payments—Trading Partners”.

Population

Venezuela had an estimated population of approximately 28.8 million as of December 31, 2011, of which approximately 65.0% were between the ages of 15 and 64. The Republic has estimated that its labor force will be approximately 13.3 million at December 31, 2012.

The Government has implemented a number of programs called Misiónes to improve the social welfare of poor and extremely poor Venezuelans. According to INE, at December 31, 2011, the poor and extremely poor represented approximately 33.7% of the Venezuelan population.

The following table sets forth comparative GDP figures and selected other comparative social indicators for Venezuela and other selected Latin American countries:

	Venezuela	Argentina	Brazil	Chile	Colombia	Mexico	Peru
	(in U.S. dollars, unless otherwise noted)
GDP (2011) (billions)(1)	$316.5	$446.0	$2,476.7	$248.6	$331.7	$1,155.3	$176.7
GDP per capita (2011)(1)	$10,810	$10,941	$12,594	$14,394	$7,067	$10,064	$6,009
Life expectancy at birth (2011) (years)(2)	74.4	75.9	73.5	79.1	73.7	77.0	74.0
Adult literacy rate (2005-2010) (%)(2)	95.2	97.7	90.0	98.6	93.2	93.4	89.6

(1)	The World Bank national accounts data, and Organisation for Economic Co-operation and Development (“OECD”) National Accounts data files.
(2)	United Nations Development Program, Human Development Report, 2011.

Source: The World Bank, OECD and United Nations Development Program.

Form of Government and Political Parties

Venezuela is divided into 23 states, a capital district and various federal dependencies.

Venezuela has had a democratically-elected Government since 1958, following the overthrow of a military dictatorship. The current Constitution, adopted in 1999, establishes the structure of the Venezuelan Government, including the division of powers among the executive, legislative, judicial, civic and electoral branches, as well as individual and collective rights and duties.

Political Parties

Prior to the mid 1990s, the two largest political parties in Venezuela had been Acción Democrática, referred to as AD, and Partido Social Cristiano, referred to as COPEI. These parties attracted support from a wide spectrum of political interests. Between 1958 and 1993, representatives of AD held the presidency five times and representatives of COPEI held the presidency twice. Commencing with the presidential election in 1993, AD and COPEI suffered from voter dissatisfaction and several new coalition parties recorded electoral victories. In 1993, Rafael Caldera was elected President on the Convergencia party ticket. Mr. Caldera had previously served as President between 1974 and 1979 as the COPEI candidate.

In December 2006, President Chávez proposed the creation of a unified political party, the Partido Socialista Unido de Venezuela, or PSUV, which is comprised of those political parties that support the President. The PSUV officially registered with the CNE on April 17, 2008. In 2010, the PSUV joined other political parties that support President Chávez and created the Alianza Patriótica, or Patriotic Alliance, to campaign for the September 2010 National Assembly elections. Parties that supported the President are not obligated to join PSUV and can remain autonomous. The PSUV is one of many political parties in Venezuela.

Current Presidential Administration

In December 1998, Mr. Hugo Chávez Frías was elected President for a five-year term, capturing 56.5% of the vote. His inauguration took place on February 2, 1999. A candidate from Movimiento Quinta República, or MVR, President Chávez was supported during his candidacy by a coalition called the Polo Patriótico, which included members of MVR, Movimiento al Socialismo, referred to as MAS, and Patria para Todos, among others. President Chávez’s election was perceived as a reflection of the Venezuelan population’s disenchantment with the traditional political parties and concern over allegations of public mismanagement and corruption within the previous administrations. President Chávez was among the leaders of an attempted coup d’etat against then President Carlos Andrés Pérez in 1992. Once the new Constitution became effective in December 1999, new elections were scheduled. On July 30, 2000, President Chávez was re-elected President for a six-year term, capturing 59% of the vote.

Early in February 2002, President Chávez appointed, in accordance with PDVSA bylaws and as it had regularly been done every two years, a new board of directors of PDVSA that included long term executives of PDVSA. A number of PDVSA management politically connected to the opposition protested the appointments and were joined by the opposition controlled labor union named Confederación de Trabajadores de Venezuela, or CTV, in a two-day general strike which culminated in a public rally by thousands of opposition demonstrators demanding the resignation of President Chávez on April 11, 2002.

A group of high-ranking military officers participating in an already launched coup d’etat publicly blamed President Chávez for civilian deaths, refused to recognize his authority, detained him in the Presidential Palace and transferred him to Caracas’ military garrison. On April 12, 2002, opposition groups gathered at the Presidential Palace and appointed Pedro Carmona, at the time the president of the leading business federation, Fedecámaras, as transitional President. On the following morning, April 13, 2002, after a night of demonstrations and the regrouping of military officers supporting President Chávez, the group supporting Mr. Carmona fled the Presidential Palace. Mr. Carmona was later detained by military officers loyal to President Chávez and a few hours later, President Chávez returned to office.

Constitutional Amendment

On August 15, 2007, President Chávez submitted to the Asamblea Nacional, or National Assembly, in accordance with procedures contained in the 1999 Constitution, a proposal to amend the 1999 Constitution. In addition to the proposed amendments to the 1999 Constitution submitted by President Chávez, members of the National Assembly proposed additional changes. According to the figures announced by the CNE, on December 2, 2007, approximately 50.8% of the voters rejected the changes to the 1999 Constitution proposed by President Chávez and approximately 51.1% of the voters rejected the amendments proposed by the National Assembly. As a result, neither set of proposals was approved by the voters.

In December 2008, President Chávez submitted a new proposal to the National Assembly to amend the 1999 Constitution to eliminate all limits on the number of times elected officials may hold the same office. The National Assembly called for a referendum to be held February 15, 2009 to decide whether to approve or disapprove the proposed amendment. According to the figures announced by the CNE, approximately 54.9% of the voters approved the changes to the 1999 Constitution and the amendment entered into force on February 19, 2009.

Organization of the Venezuelan Government

Under the 1999 Constitution, the Government is comprised of five branches at the national level, as well as state and local governments. The following is a description of the role of the various branches of Government:

The Executive Branch. Executive power is vested in the President and the Vice President, who is appointed by the President. Under the 1999 Constitution, the President is elected for a term of six years and based on the February 2009 constitutional amendment, may be re-elected for unlimited six-year terms. The 1999 Constitution provides that the public can call for a legally-binding recall referendum at any time after the midpoint of the President’s six-year term. Ministers are also appointed by the President and head the various executive departments. These Ministers together constitute the Council of Ministers. Under the 1999 Constitution, the President is the commander-in-chief of Venezuela’s armed forces. The different services within Venezuela’s armed forces report to the Minister of Defence.

The Legislative Branch. National legislative power is vested in the National Assembly. National Assembly members are elected by universal suffrage for terms of five years and, based on the February 2009 constitutional amendment, may be re-elected for unlimited five-year terms. The number of members of the National Assembly is determined by the National Electoral Council on the basis of proportional representation by state.

The Judicial Branch. Judicial power is vested in the Supreme Court and various lower tribunals. The Supreme Court is the final court of appeals. It has the power to declare null and void laws, regulations and other acts of the executive or legislative branches that conflict with the Constitution. The 1999 Constitution provides that the National Assembly will appoint the justices of the Supreme Court for twelve-year terms. Initially, the Supreme Court Law provided for 20 justices of the Supreme Court. In May 2004, the National Assembly approved an amendment to the Supreme Court Law which increased the number of justices to 32. An absolute majority of the National Assembly can fill the new positions created by the amendment and can also remove a justice from the Supreme Court. In March 2010, a nominating committee was appointed to designate nominees to fill several expected vacancies. In December 2010, the National Assembly selected 9 new justices to replace outgoing judges, and 32 stand-ins.

The Civic Branch. The civic branch, which was created under the 1999 Constitution, is responsible for preventing, monitoring and sanctioning ethical and moral violations in connection with public administration. This branch is comprised of three entities: the Defensoría del Pueblo, which promotes and monitors the protection of human rights;

the Fiscalía General de la República, which promotes the fair administration of justice and judicial processes; and the Contraloría General de la República, which monitors and controls the administration of the Government’s assets, revenues and public debt. The heads of these entities are appointed by the National Assembly. Candidates are evaluated and qualified by a committee of the National Assembly based on various criteria, such as education level and experience. Appointments are for seven-year terms.

The Electoral Branch. The electoral branch, which was created under the 1999 Constitution, is responsible for promulgating rules and regulations concerning elections. The electoral branch also monitors electoral processes, campaign financing and campaign advertising. The electoral branch operates through the National Electoral Council. The head and board of directors of the National Electoral Council are appointed by the National Assembly.

The State Governments. State executive power is exercised by a governor who is elected by universal suffrage within each state. State legislative power is vested in state assemblies whose members are also elected by universal suffrage within each state.

National Assembly

On September 26, 2010, elections were held for the 165 seats in the National Assembly. President Chávez’s political party, the PSUV, won 98 seats, the other parties aligned with the Chávez administration won 2 seats and the opposition won the remaining 65 seats. Prior to such election, the PSUV controlled 84.4% of the seats in the National Assembly. On December 22, 2010, prior to the start of the new Assembly session, the National Assembly approved an amendment to its Internal Rules of Debates, lowering the minimum number of meetings and limiting the time for speeches in the Assembly. The next elections for the National Assembly are scheduled in 2015.

While a three-fifths majority is required to enact enabling laws (Leyes Habilitantes, laws that give the President the power to issue laws without the approval of the National Assembly), a two-thirds majority is required to pass organic laws (Leyes Orgánicas, laws related to the structure and function of the Republic) and a simple majority is required to approve ordinary laws. Currently, the PSUV has enough seats on the National Assembly to pass legislation that requires a simple majority and those that require a three-fifths majority. Most of the Commissions in the National Assembly are led by the PSUV party.

The following table sets forth the number and party affiliations of the National Assembly as of January 5, 2011 (the first day of session of Congress):

Political Party	No. of Seats
PSUV	91
Un Nuevo Tiempo	16
Acción Democratica	14
Copei	7
Primero Justicia	6
Others	31

Total	165

Enabling Laws

On January 31, 2007, the National Assembly passed an enabling law, referred to as the 2007 Enabling Law, granting President Chávez the legislative power to govern by decree with the force of law for 18 months in several areas, including nationalizations, hydrocarbons, electric utilities, telecommunications, taxes, social security and public finance, among others areas.

During the period in which the 2007 Enabling Law was in effect, President Chávez issued law-decrees governing the following areas, among others:

•	the redenomination of the Bolívar, effective January 1, 2008;

•	the requirement that the existing Orinoco Belt projects be converted into Empresas Mixtas, or Mixed Companies, in which PDVSA or PDVSA’s subsidiaries hold an equity interest of at least 60%;

•	the amendment of the law governing the regulation of the administration of public sector finances and the annual budget;

•	the establishment of a new Financial Transactions Tax, or Impuesto sobre las Transacciones Financieras, which levies a 1.5% tax on bank debits and other transactions;

•	the reduction of the Value-Added Tax (VAT) from 14% to 11%, effective March 1, 2007 and then a further reduction to 9%, effective July 1, 2007;

•	the amendment of the law governing the regulation of the banking and financial sector;

•	the establishment of new mechanisms promoting economic development at the community level;

•	the establishment of new regulations in support of small and medium enterprises;

•	the amendment of the law governing BANDES;

•	the establishment of a new social fund for the effective distribution of the excess revenues of the entities in the consolidated public sector; and

•	the establishment of mechanisms to prevent food hoarding and speculation.

In December 2010, the National Assembly passed the 2010 Enabling Law, granting President Chávez the power to legislate and approve laws by decree for a period of 18 months in a number of areas, including infrastructure, transportation and housing and public services, among others. For more information, refer to “Introduction—Enabling Laws”.

Domestic Initiatives

Redistribution of Idle Production Facilities

The Government has embarked on a program to identify, acquire, reorganize and make operative unproductive manufacturing properties in the private sector. Idle productive capacity will be used by the state to create new opportunities for employment and increase local production. The Government is required by law to pay fair value for the assets taken. For more information about nationalizations or expropriations in the mining sector, refer to “Principal Sectors of the Venezuelan Economy—Agriculture and Livestock—Lands and Agricultural Development Law-Decree”

Social Programs

Beginning in 2002, the Government designed social programs, called Missions, with the objective of providing social services in the areas of health, education and employment, among others. In 2007, Bs.11.9 billion were allocated in the national budget to fund the Missions. In 2008, Bs.5.6 billion were allocated in the national budget to fund the Missions and in 2009, Bs.5.6 billion were allocated for that purpose. In 2010, Bs.5.6 billion were allocated in the national budget to fund the Missions and in 2011, Bs.6.1billion were allocated in the national budget to fund the Missions. In 2012, Bs.8.0 were allocated in the national budget to fund the Missions.

At December 2010, there were 14 Missions nationwide and the Government believes that they have proven to be a successful mechanism to help relieve the major problems of those most in need. The Special Law of Supplemental Indebtedness for Fiscal Year 2011 that passed in June, 2011 incorporated three (3) new missions: Agro Venezuela, Vivienda Venezuela and Trabajo Venezuela. The objective of the law was to generate Bs.45.0 billion for social investment under these missions due to recent natural disasters.

During 2012, the Government created the mission Amor Mayor for purposes of providing Bs.3.8 billion to 300,000 older adults. It also created the mission Hijos de Venezuela in order to provide assistance to reduce the number of persons in extreme poverty.

President Chávez’s administration has created state-owned entities to provide low-cost commercial services and to stimulate domestic production. As a result, between 2006-2012, the Republic has created the following state-owned entities:

•	Conviasa, a state-owned international airline company;

•	Venirauto, a joint car company owned 51% by Iran and 49% by Venezuela, created in 2006 in order to stimulate the production and distribution of low-cost automobiles;

•	Bolivariana de Seguros y Reaseguros S.A., created in 2009 in order to provide insurance coverage to government employees and individuals with limited protection;

•	Seguros la Previsora, created in 2010 in order to expand insurance coverage to additional sectors of the economy;

•	Empresa Nacional de Obras Públicas, created in 2011 in order to develop highways, infrastructure and housing projects;

•	Inmobioliaria Nacional S.A., created in 2011 in order to provide real state services for primary residence housing;

•	Venedom S.A., created in 2011 in order to promote the development of the coffee industry;

•	Venvidrio C.A., created in 2011 in order to produce and commercialize glass products;

•	Venetur S.A., created in 2012 in order to promote tourism and market hotel services;

•	Corposervica, created in 2012 in order to provide for private security services to various governmment institutions;

•	Farmapatria, C.A., created in 2012 in order to a network of discount drug stores across the country;

•	Fábrica de Productos para la Higiene y Mantenimiento del Hogar, Industrias e Instituciones, S.A. (Limpihogar), created in 2012 in order to provide cleaning and housing maintenance products;

•	Venezolana de Motores (Venmotor), created in 2012 in order to assemble and produce engines.

Housing Programs

In November 2010, in response to heavy flooding caused by two weeks of torrential rains, the Government declared a 90-day state of emergency in several states and announced a U.S.$2.3 billion (Bs.10.0 billion) special fund for flood victims. By declaring an official state of emergency, the Central Government was able to make decisions that transcend the power and capacity of local governments. The torrential rains, flooding and landslides caused approximately 130,000 people to flee their homes in 11 of the 23 states. Approximately 35 bridges collapsed, 264 roads were damaged or destroyed and 46,000 hectares (113,620 acres) of cultivated land were ruined.

On January 18, 2011, President Chávez issued a law-decree to create the Ley de Refugios Dignos Para Proteger a La Población en Caso de Emergencias o Desastres, or the Law Decree of Decent Shelters to Protect the Population in Case of Emergency or Disaster, establishing a shared responsibility between the Government and the population to protect the well-being of all those affected by natural disasters. The law classifies all shelters into categories and stipulates that economic support such as scholarships, pensions and special allotments of resources is to be provided to resident families depending on the situation of each family unit. The law calls for the creation of Popular Housing Committees to create organized networks of shelter residents, and stipulates that every 20 families are to elect their own representatives to those Committees. The Committees have the legal authority to call meetings, form commissions and organize the internal day-to-day operations of these shelters.

The Special Debt Law enacted in June 2011 allocated Bs.10.0 billion (approximately U.S.$2.3 billion) for the Government housing program Gran Misión Vivienda Venezuela. As of December 31, 2011, approximately Bs.7.9 billion (U.S.$1.8 billion) had been spent building approximately 49,420 new homes in the western and center regions of Venezuela, the regions most affected by the torrential rains.

President Chávez, through the Enabling Law of 2010, issued a law-decree to create the Ley Orgánica de Creación del Fondo Simón Bolívar para la Reconstrucción, or the Simon Bolivar Fund for Reconstruction, to provide relief aid for the construction of housing in order to help thousands of people displaced by the severe rains that hit the nation. A reform of the Simon Bolivar Fund for Reconstruction was published in the Official Gazette No. 39,892, dated March 27, 2012. The reform states that the Simon Bolivar Fund for Reconstruction will be managed by Fondo Simón Bolívar para la Reconstrucción, S.A., a company created by the National Council of Housing and Habitat (Organo Superior de Sistema Nacional de Vivienda y Habitat). At December 31, 2010 the Simon Bolivar Fund managed approximately Bs.3.4 billion (U.S.$796 million). As of December 31, 2011, the Simon Bolivar Fund managed approximately Bs.37.9 billion (U.S.$8.8 billion), of which Bs.17.2 billion (U.S.$4.0 billion) was provided by PDVSA during 2011.

Broadcasting Guidelines

On December 22, 2010, a partial reform of the Social Responsibility in Radio and Television Law was enacted. The Law aims to strengthen national content production and incorporates within its scope the regulation of messages distributed through electronic media. The legislation prohibits the dissemination on television, radio or electronic media of messages that incite or promote hatred and intolerance based on race, religion, politics, gender as well as racist or xenophobic messages. The legislation also prohibits the dissemination via the media of any messages that incite or promote and/or justify crime, constitute war propaganda, provoke unrest in the population or disturb the public order, disregard a public officer’s authority, or promote the violation of the law. Providers of electronic media were required to quickly establish mechanisms to restrict the dissemination of messages in violation of the Law, otherwise they are subject to penalty as delineated by the Law.

Mandatory Allocations of Bank Credits

In 2005, the National Assembly passed a resolution that requires private commercial banks to allocate certain percentages for specified projects. As of 2011, private and public sector banks must allocate approximately 52% of their total loan portfolio to certain defined essential segments of the economy. The Venezuelan banking industry had a total of five mandatory credit allocations, including an average of 24.0% for the farming sector, 12.0% for mortgage loans, 3.0% for microloans, 1.5% for tourism for the first semester of 2011 and 3.0% for the second semester of 2011, and 10.0% for the manufacturing sector.

Education Reform

In August 2009, the National Assembly unanimously approved the Organic Education Law in order to guarantee that all citizens have access to high quality education, free of charge, from childhood through the undergraduate university level. The law requires an annual increase in spending on education and mandates equality of conditions and opportunities, gender equity and the extension of educational facilities to rural and poor areas. Under the new Education Law, the state is in charge of several aspects of the education system, including infrastructure, curriculum and other administrative tasks. The passage of the Education Law was met with demonstrations both in support of and against the law. Various proposals for the new law have been made, but as of July 2012, none have been enacted into the legal system.

Social Production Companies

In September 2005, President Chávez issued a law-decree creating the Empresas de Producción Social, or Social Production Companies, also referred to as EPSs. The EPSs are community-based, socially-minded economic entities financially assisted by the Government, dedicated to generating and providing goods and services necessary to satisfy the basic needs of the community. EPSs were established to provide the Venezuelan labor force with opportunities to participate in a variety of sectors of the economy, including the petroleum and mining sectors. EPSs are primarily operated by the Ministry of Popular Power for Industries (Ministerio del Poder Popular de Industrias, or MPPI) through CVG, and by PDVSA. As of December 31, 2011, PDVSA was operating 7,503 EPSs and contributed U.S.$ 1.5 billion in support of social projects developed by the Venezuelan government.

Communal Laws

The National Assembly approved a group of five “popular power” organic laws, published in Official Gazette No. 6,011, on December 21, 2010. The five laws are: (1) The Organic Law of Popular Power, (2) The Organic Law of Popular and Public Planning, (3) The Organic Law of Communes, (4) The Organic Law of Social Auditing and (5) The Organic Law for the Communal Economic System. These communal laws are intended to strengthen the popular power and complement already existing laws such as The Communal Council Law and The Government Federal Council Law.

The Organic Law of Popular Power aims at developing and consolidating the popular power in order to allow the public to exercise its rights in a more participatory democracy and create communal forms of self-government. The Organic Law of Popular and Public Planning outlines the organization and functions of the National System of Public Planning, a system that aims to optimize the processes of defining, formulating, executing and evaluating public policies. The Organic Law of Communes relates to the establishment and organization of communes in the country, as well as the creation of Communal Parliament. The Organic Law of Social Auditing puts the auditing of both public and private entities into the hands of organized communities. This law was passed by the National Assembly in order to create a culture of social responsibility and to gain better control of public, private and community affairs that affect the public good. The Organic Law for the Communal Economic System provides the legal basis for a collective ownership regime. Under it, people are permitted to organize in direct collective social ownership of businesses, household production units and exchange groups.

The National Assembly approvide the Organic Law of Special Jurisdiction for the Adjudication of Communal Peace Issues (Ley Orgánica de la Jurisdicción Especial de la Justicia de Paz Comunal), published in Official Gazette No. 39,913, on May 2, 2012. The law aims to resolve community-related issues through peace judges.

Nationalization or Expropriations of Private Companies

In January 2007 President Chávez announced a plan to nationalize various strategic areas of the economy in order to further state control of the development of these sectors in Venezuela. During 2007, the Government acquired majority interests in certain electricity and telecommunications companies that had been operated and controlled by the private sector through a process of negotiated acquisitions with the controlling shareholders of those entities. As a result, the Government, through PDVSA, controls approximately 93% of C.A. La Electricidad de Caracas, referred to as EDC, formerly the largest private sector electricity company in Venezuela and 86% of CANTV, Venezuela’s largest telephone carrier. As a result of these nationalizations, the Government intends to facilitate access to efficient and reliable energy and communication services at an affordable price. After the Government acquired the majority interest in CANTV, on March 24, 2008, Brandes Investment Partners, LP, filed a request for arbitration with ICSID alleging expropriation of their shares in CANTV. On August 2, 2011, the tribunal issued an award stating that it did not have jurisdiction to hear the case.

On April 16, 2008, Ternium, S.A., Consorcio Siderurgia Amazonia, Ltd., referred to as Ternium, and SIDOR, signed an agreement referred to as “Agreement Relating to the Transfer of SIDOR to the Venezuelan State” under which they agreed to establish a Transition Commission composed of eleven persons designated by the MPPI, to liaise with SIDOR’s Board of Directors in connection with the transfer of the shares and operations of SIDOR to the Venezuelan Government. This Commission will have oversight powers over SIDOR’s activities to ensure the protection of the Venezuelan Government’s interests. Under the agreement, SIDOR’s Board of Directors will continue to perform its duties relating to SIDOR’s ordinary course of business until the transfer of a majority of SIDOR’s shares to the Venezuelan Government has been completed. The agreement also contemplates that the Venezuelan Government will undertake the negotiation of a new collective bargaining agreement with SIDOR’s workers’ union.

On April 29, 2008, the National Assembly declared the Orinoco Steel Production Center (Centro de Producción Siderúrgica del Orinoco) where SIDOR is located, SIDOR’s shares of capital stock and SIDOR’s real property, machinery and equipment as public utility and social interest assets. On May 11, 2008, pursuant to Decree Law No. 6,058, dated April 30, 2008, SIDOR and its subsidiaries and associated companies were designated as state-owned enterprises and the activities of such companies were declared to be of public and social interest. In connection with that designation and declaration, SIDOR has been under operational control of Corporación Venezolana de Guayana, a Venezuelan governmental entity referred to as CVG, since July 12, 2008.

On May 7, 2009, Ternium agreed to receive an aggregate amount of U.S.$1.97 billion from CVG as compensation for the sale of the 59.73% ownership interest of SIDOR held by Ternium. Of the remaining 40.3% ownership interest, 20.32% was held by CVG and 19.95% was held by the employees of SIDOR. In March 2010, the government of Venezuela paid SIDOR compensation payments to Ternium consisting of U.S.$158.2 million due under the first tranche and a U.S.$142.0 million mandatory prepayment due under the second tranche. On December 21, 2010, Ternium announced that it had reached an agreement with the Republic to reschedule the payment periods for the remaining payments (U.S.$257.4 million).

On June 18, 2008, President Chávez signed a decree ordering the nationalization of the cement sector, including Cemex Venezuela, S.A.C.A. (Vencemos), or Cemex, Holcim (Venezuela) C.A., or Holcim, and Fábrica Nacional de Cementos, S.A. C.A. (Lafarge Group), or “Lafarge”. The Government set a 60-day deadline to negotiate the companies’ compensation, among other matters. In August 2008, the Government acquired control of approximately 89% of Lafarge’s local operations and approximately 85% of Holcim. Holcim failed to reach agreement regarding adequate compensation and on April 10, 2009, Holcim filed a request for arbitration with ICSID. On September 13, 2010, an agreement was reached whereby the Government will pay U.S.$650 million as compensation for the Holcim nationalization, with an initial payment of U.S.$260 million. The remaining U.S.$390 million will be paid in four equal annual installments. As a result of this agreement, the ICSID arbitration proceeding has been suspended. In addition, the Government also has agreed to pay U.S.$264 million as compensation for the Lafarge nationalization.

On August 18, 2008, the Venezuelan Government took operational control of Cemex upon expiration of the negotiation period, but President Chávez subsequently signed a decree extending the negotiation period upon an official request by the Mexican government. Cemex failed to reach agreement regarding adequate compensation and on October 30, 2008, Cemex filed a request for arbitration with ICSID. On September 1, 2009, Cemex filed a request for provisional measures asking the ICSID Tribunal to order the Republic to cease and desist any further efforts to seize the former assets of Cemex Venezuela. On December 30, 2010, the Tribunal issued a decision rejecting the provisional measures proposed by Cemex. On February 15, 2012, the parties reached an agreement of providing $600 million for the nationalization of Cemex.

During 2009 and 2010, the Government took control of certain hotels, banks, energy plants and oil rigs, insurance firms, farms, industrial warehouses, investment firms and supermarkets, among other entities and assets.

In July 2009, the Government purchased Banco Santander, S.A.’s stake in Banco de Venezuela, the Republic’s then fourth-largest bank by assets, for approximately U.S.$1.1 billion in order to strengthen the public banking system. Approximately U.S.$630 million was paid in July 2009, U.S.$210 million was paid in October 2009 and the final U.S.$210 million was paid in December 2009.

Between July 2009 and July 2010, President Chávez announced that the Government was taking control of eleven privately-run financial institutions. Citing non-transparency, non-compliance with government-imposed quotas on lending to the manufacturing, agriculture and tourism industries, improper use of depositors’ funds and insolvency, the Government liquidated two banks and nationalized the remainder of the institutions. The Government created a state-run bank, Banco Bicentenario, by merging four of the nationalized banks—Banco Confederado, Central Banco Universal, Banorte and Bolivar Banco—with the state-run bank, Banfoandes Bank. Banco Bicentenario is expected to hold approximately 20% of deposits in Venezuela. The Government insured deposits in the nationalized banks up to Bs.30,000 and guaranteed that more than 90% of the depositors in each of the nationalized banks will recover their deposits. On June 14, 2010, the Government announced the intervention of Banco Federal, C.A.

Since September 2011, no nationalizations or takeovers of banks have taken place. On September 30, 2011, the state-owned bank Banco Industrial de Venezuela, C.A. (BIV) merged with another state-owned bank, the Banco de Inversión Industrial de Venezuela (FIVCA).

Other nationalized assets are being used to further social and economic development. In January 2010, Hipermercados Éxito, a superstore chain in Venezuela, was nationalized by presidential decree following charges of price gouging in defiance of the newly established economic policies. In September 2010, the Government purchased the chain by paying U.S.$690 million to the owners. It will be used to expand Comerso, a Government-run, low-cost retail chain. In August 2010, an insurance firm, Seguros la Previsora, was expropriated and merged with the state-owned insurance company, Bolivariana de Seguros y Reasuguros S.A., in order to allow different sectors of the economy to have access to insurance coverage, including organized groups such as communal councils, taxi drivers associations and students, among others.

In May 2010, the Government began to focus on the food industry as a sector of strategic importance and announced its intention to nationalize several foodstuff producers and retailers. That month, the Government announced that it was nationalizing Molinos Nacionales C.A., or Monaca, a food company that is a subsidiary of Gruma, S.A.B de C.V., or Gruma.

On October 25, 2010, President Chávez ordered the nationalization of U.S.-based glass container manufacturer Owens-Illinois Inc. Owens-Illinois had been operating in Venezuela for more than 50 years producing glass bottles for customers in the food production business such as Nestle S.A., PepsiCo Inc., Anheuser-Busch InBev NV and Diageo Plc. The Government contends that the nationalization, carried out pursuant to Decree No. 7,751, was a legitimate use of state power to combat the company’s monopolistic practices in the bottling industry. The nationalization was part of the Government’s efforts to exercise control over the food supply chain.

On October 14, 2010, the Government intervened Bancoro, a private sector bank, due to serious liquidity problems and its inability to meet its financial obligations. As a result of the government intervention, Bancoro ceased financial operations. In January 2011, the Government intervened Banvalor, Banco Comercial, a private sector bank, due to its inability to meet its financial obligations. As a result of the Government intervention, Banvalor ceased operations and February 2011, the government ordered its liquidation.

For information about nationalizations or expropriations in the oil industry, refer to “Principal Sectors of the Venezuelan Economy—Petroleum and Natural Gas—Recent Developments Concerning the Oil Industry”

For more information about nationalizations or expropriations in the mining sector, refer to “Principal Sectors of the Venezuelan Economy—Manufacturing and Mining—Mining Sector”

External Affairs and Membership in International Organizations

Venezuela is a member of the United Nations and a founding member of the Organization of American States. It is also a member of OPEC, the IMF, the World Bank, the Inter-American Development Bank, referred to as the IADB, the General Agreement on Tariffs and Trade, or GATT, the World Trade Organization, or the WTO, and Corporación Andina de Fomento, a multilateral development bank headquartered in Caracas referred to as the CAF, as well as other significant international organizations.

Venezuela has traditionally consulted and discussed with various international agencies such as the IADB, the World Bank and the IMF its economic programs, objectives, projections and policies. In particular, Venezuela complies with Article IV of the IMF Articles of Agreement, which requires that member countries carry out annual consultations with the IMF.

In 1973, Venezuela became a member of the Andean Community, an Andean regional integration alliance, whose members include Bolivia, Ecuador, Colombia and Peru. In April 2006, President Chávez announced that Venezuela would withdraw from the Andean Community. In August 2006, Venezuela and the Andean Community signed an agreement to keep the trade advantages fully and reciprocally effective despite the April 2006 announcement. On April 22, 2011, the withdrawal of Venezuela from Comunidad Andina de Naciones, or the Andean Community of Nations (CAN) became effective; however, trade relations with Colombia, Peru, Bolivia and Ecuador will continue on a bilateral basis similar to those applied under the CAN.

In December 2004, the Bolivarian Alternative for the Americas, or ALBA, became effective when Venezuela and Cuba signed the first ALBA exchange agreement. Since that time, ALBA has become an international cooperation organization based upon the idea of social, political and economic integration between the countries of Latin American and the Caribbean. As of July 2010, ALBA countries included Venezuela, Cuba, Bolivia, Nicaragua, Ecuador, St. Vincent and the Grenadines, Dominica and Antigua and Barbuda.

In January 2008, the member nations of ALBA created the Bank of the ALBA primarily to enhance the economic and social integration of the member nations with an emphasis on contributing to sustainable economic and social development by reducing poverty, strengthening integration and promoting economic exchange equitably among the members. The Bank of the ALBA has an initial start-up capital of U.S.$1.0 billion and is headquartered in Caracas. The Bank of the ALBA’s aim is to boost industrial and agricultural production among its members, support social projects, as well as multilateral cooperation agreements among its members, particularly in the field of energy. In 2008, the Bank of the ALBA began participating in a joint venture with PetroCaribe as part of an effort to address food shortage problems in Central American and Caribbean countries. Venezuela is the principal contributor of the Bank of the ALBA with a contribution of 85% of the bank’s capital. In April 2010, the president of the Bank of the ALBA stated that it has over U.S.$85 million to finance different projects.

In October 2009, the member countries of ALBA signed a treaty to establish the Sistema Unitario de Compensación Regional de Pagos, or the Unified System for Regional Compensation, referred to as SUCRE. In January 2010, the SUCRE officially came into effect, creating an instrument for commercial transactions among ALBA member countries. The SUCRE system allows the ALBA member countries that buy goods from each other to pay and receive payment using their domestic currency. This is designed to enable countries to conserve foreign currency and lower transaction costs, opening the way for further trade developments between the member countries. Initially, the SUCRE will serve only as a common type of payment for commercial transactions between the member countries. As the system further develops, the SUCRE will serve as a common unit of account between importers and exporters. At its final stage, the SUCRE is expected to reach a consolidation phase, which will give the SUCRE value as a means of payment and value in its reserve among the member countries. As of May 31, 2012, one (1) unit of the SUCRE is the equivalent of U.S.$1.25, which represents an intermediate value between the U.S. dollar and the Euro.

During 2011, there were 431 transactions processed by the SUCRE equivalent to U.S.$245.0 million. As of May 31, 2012, there were 667 transactions processed by the SUCRE equivalent to U.S.$285.0 million.

In 2004, Venezuela became an associate member of Mercosur. In May 2006, Venezuela agreed to the protocol for admission as a full member, including a timetable for bringing down mutual trade barriers, and a final deadline of January 1, 2014 for full liberalization among all members. The protocol was made effective by Official Gazette No. 38,482, dated July 19, 2006. Under the protocol, Venezuela agreed to adhere to all key Mercosur codes and adopt Mercosur’s common external tariffs before admission as a full member. Lawmakers from Argentina, Brazil and Uruguay had approved Venezuela’s entry as a full member of Mercosur. On July 31, 2012, Venezuela was accepted as a full member of Mercosur. Mercosur is seeking to expedite the full integration of Venezuela by January 2013. According to the protocol, the Republic will have up to four years from becoming a full member to adopt the laws and policies necessary to conform with Mercosur.

Venezuela is also a member of a number of other multilateral trading groups, including the Caribbean Community and Common Market, known as CARICOM. Venezuela was also a party of the G-3 Group, which includes Mexico and Colombia.

In April 2007, President Chávez indicated the possibility that Venezuela would separate itself from the IMF and the World Bank, stating that the country had paid back all of its obligations to both multilateral lenders and did not concur with the policy objectives the institutions were pursuing with respect to the poorest nations. It was later announced that any decision on this matter would be subject to appropriate evaluation and analysis. As of June 2012, Venezuela’s Government has not taken any formal steps to withdraw its membership in the IMF and the World Bank.

Tensions at the diplomatic level between Venezuela and the United States have led to the expulsion of their respective ambassadors. On January 14, 2012, President Chávez announced the closure of the Consulate of Venezuela in Miami, Florida after the U.S. State Department expelled the Consul General in connection with alleged cyber-attacks within U.S. territory. This friction has not resulted in a commercial disruption to date.

In May 2011, the U.S. imposed sanctions on seven companies, including PDVSA, under the Iran Sanctions Act of 1996, as amended by the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010, for their activities in support of Iran’s energy sector. PDVSA was santioned due to the delivery of at least two cargoes of reformate to Iran between December 2010 and March 2011, worth approximately $50 million. Reformate is a blending component that improves the quality of gasoline. The sanctions imposed on PDVSA prohibit the company from competing for U.S. government procurement contracts, from securing financing from the Export-Import Bank of the United States and from obtaining U.S. export licenses. These sanctions do not apply to PDVSA subsidiaries and do not prohibit the export of crude oil to the United States.

THE VENEZUELAN ECONOMY

Overview

Venezuela has been a major petroleum exporter since the early twentieth century. According to the BP Statistical Review of World Energy 2012, Venezuela is the eleventh-largest oil producer in the world. From 2007 through 2011, petroleum products accounted for an average of approximately 23% of Venezuela’s total exports. During the same period, petroleum sector revenues accounted for an average of approximately 43.6% of Venezuela’s total Central Government revenues and petroleum sector activities accounted for an average of approximately 10.4% of GDP. In 2011, petroleum activities accounted for approximately 11.9% of GDP, compared to approximately 11.8% in 2010.

Venezuela’s economy is diversified, with non-petroleum activities generating an average of approximately 76.9% of GDP between 2007 and 2011. Major non-petroleum components of GDP in 2011 included manufacturing (15.9%), trade (10.6%), financial institutions (4.8%), and transportation (3.8%). The Government anticipates that petroleum will continue to be the main source of export earnings and fiscal revenues for the foreseeable future.

Through PDVSA, CVG and other government-owned entities, the Government controls significant proportions of GDP in the petroleum, electricity, telecommunications, mining and basic industries sectors of the economy. The Government, through PDVSA, accounts for the bulk of Venezuela’s total exports. The Government also supplies the majority of basic public services, such as water, electricity, health and education and is an important provider of food to the population. The private sector owns and operates businesses with respect to most other economic activities.

Economic Performance in 2011

In 2011, GDP totaled approximately Bs.58,138 billion in 1997 Constant Bolívares, representing a growth of 4.2% as compared to 2010. The economic growth in 2011 was primarily due to an increase of 4.5% in the non-petroleum sector. However, the petroleum sector increased by 0.6% in 2011 as compared to 2010. The growth in the non-petroleum sector in 2011 resulted primarily from the increase in fiscal expenditure, the increases availability of foreign currency for imports of capital and intermediate goods for domestic production and the increase in electricity generation. The activities related to communications and services provided by the government have each grown for eight and nine years, respectively.

The aggregate internal demand totaled approximately Bs.74.6 billion in 1997 Constant Bolívares, increasing by 7.6% as compared to 2010. This growth in aggregate internal demand was primarily due to the real increase in wages, government expenditure, bank credit and the reduction of the unemployment rate.

For the year ended December 31, 2011, the rate of inflation, as measured by the INPC, stood at 27.6%, and at 29.0% as measured by CPI. The inflationary pressures were primarily due to the higher growth of aggregate demand (specifically in the food sector), the adjustment of the exchange rate and the increase in global food prices.

During the fourth quarter of 2011, short-term interest rates on commercial bank loans averaged 16.9%, compared to 18.1% for the fourth quarter of 2010. The deposit rate on 90-day certificates of deposit averaged 14.5% for the fourth quarter of 2010, compared to 14.7% for the fourth quarter of 2010.

As of December 31, 2011, the Central Government’s revenues totaled Bs.16.4 billion in 1997 Constant Bolívares and the Central Government’s expenditures totaled Bs.19.3 billion in 1997 Constant Bolívares. As a result, the Central Government accounts recorded a deficit of Bs.2.9 billion in 1997 Constant Bolívares, or 4.0% of GDP, for 2011.

Gross international reserves at the end of 2011 totaled U.S.$29.9 billion, representing an increase of U.S.$389 million since December 31, 2010. The increase in the gross international reserves was primarily due to increased net sales by PDVSA to Banco Central. On December 31, 2011, total international monetary assets totaled U.S.$30.0 billion, liquid operating reserves at Banco Central totaled U.S.$6.0 billion and net international reserves (excluding funds in the Stabilization Fund) at Banco Central totaled U.S.$29.5 billion. On December 31, 2011, the balance in the Stabilization Fund, a government fund designed to provide fiscal stability to the Venezuelan economy, totaled U.S.$3.0 million. Since 2004, no new contributions have been made to the Stabilization Fund.

During 2010, the Foreign Currency Administration Commission, referred to as CADIVI, expanded the availability of foreign exchange in order to address the needs of the local economy. In 2011, imports increased compared to 2010, showing an increased of 20.3%. The increased was primarily due to larger imports of feedstock (which grew 31%), followed by final consumption goods (which grew 10%) and capital goods (which grew 7,6%). Considering specific products, chemicals, machinery and other manufactured products grew by the largest amounts .

In the second quarter of 2010 the buying and selling of government securities denominated in foreign currency was suspended, and SITME was implemented. As a result, imports of capital goods increased 5.3% while the imports of intermediate goods and final consumption goods decreased 1.5% and 0.2%, respectively, as compared to 2009. In 2011, imports of capital goods increased 7.6% while the imports of intermediate goods and final consumption goods increased 31.0% and 10.0%, respectively, as compared to 2010.

During 2011, the capital account recorded a deficit of U.S.$27.6 billion. The deficit in the capital account in 2010 was due to the balance of the Other investment category, which comprised of the possession of foreign assets by domestic private and public sector agents.

Economic Plan

Introduction and Overview

In May 2007, the Government released an outline of a six-year Economic and Social Development Plan, referred to as the Development Plan. The Development Plan called for the Government to seek sustained economic growth while concentrating on advancing social strength. The Development Plan contemplated economic proposals to achieve price stability, including establishing a more efficient system of tax collection and consolidating public debt. The Development Plan called for the Government to use the increased revenue generated from the improved tax collection towards social development programs, focusing on overcoming poverty and social exclusion.

Within the Development Plan, the objectives for fiscal year 2011 focused on economic growth, stabilizing the Republic’s payment system and promoting infrastructure developments. Within the Development Plan, the objectives for fiscal year 2012 include the following goals:

•	Limiting inflationary pressures;

•	Maintaining the stability of the Republic’s payments system;

•	Promoting a positive rate of economic growth;

•	Maintaining a prudent level of international reserves while ensuring an adequate supply of currency to the productive sectors;

•	Implementing policies aimed towards housing, construction and energy;

•	Strengthening regional economic integration;

•	Maximize tax and oil revenues.

Economic Policy and Legislation

Fiscal Policies

The Government’s fiscal policies have combined a macroeconomic stabilization program with structural reforms that are intended to strengthen public finances for the future and reduce volatility in the fiscal accounts.

The VAT was reduced from 14% to 11%, effective March 1, 2007 and was further reduced to 9% effective July 1, 2007. In 2007, the VAT generated revenues of approximately Bs.27.6 billion and in 2008, the VAT generated revenues of approximately Bs.31.1 billion. In March 2009, the VAT was increased from 9% to 12%, generating revenues of approximately Bs.41.7 billion. During 2010, the VAT generated revenues of approximately Bs.56.2 billion. In 2011, the VAT generated revenues of approximately Bs.84.4 billion.

The Public Finance Law

On September 5, 2000, the Government enacted the LOAFSP, an organic law designed to regulate the administration of public sector finances, which are defined as the set of systems, administrative bodies and procedures involved in the collection of public revenues and their application to implement the Government’s objectives. The LOAFSP addresses the creation and the administration of the budget, as well as the administration of public credit and the treasury, accounting systems, taxes and Government assets.

Through the LOAFSP, the Government expects to attain greater efficiency, transparency, integrity and solvency in the administration of public funds. To achieve these goals, the LOAFSP establishes a basic framework for new accounting standards designed to record and report the financial performance of the public sector more accurately and reliably than in the past. In May 2005, the Superintendencia Nacional de Auditoría Interna, or the National Superintendency of Internal Audits, was created under the LOAFSP, and is responsible for auditing the public accounts. The LOAFSP reaffirms the role of the Ministry of Finance, together with Oficina Central de Presupuesto, or the Central Budget Office, as the entities responsible for coordinating the administration of the public finance system.

In March 2012, a reform of the LOAFSP became effective. The reform allows the Executive branch to issue debt that exceeds the limits established by a Special Debt Law. These modifications allow additional liabilities to be incurred under unexpected or unforeseen circumstances, with such amounts to be applied against the maximum indebtedness of the following fiscal year. The modifications also allow the Executive branch to directly approve operations and additional credits and to spend such resources in accordance with the Law. As a result, the Executive branch will no longer be required to obtain the authorization of the National Assembly or the opinion of Banco Central in approving such credits.

The Budget and the Pluriannual Framework

The LOAFSP establishes two budgetary documents, the Marco Plurianual, or the Pluriannual Framework, and the Presupuesto Anual, or the Annual Budget.

The Pluriannual Framework, which serves as the basis for the Annual Budget and which is prepared every three years, projects expected fiscal results and places maximum limits on the amount of public expenditures and debt that may be authorized over a three-year period. It also contains the economic policy targets for the three fiscal years which it covers. Under the terms of the original LOAFSP, the Government could not spend funds or incur debt in excess of the amounts authorized by the Pluriannual Framework, except in the event of a national emergency and with the approval of the National Assembly. Also, the Pluriannual Framework could not be amended by the President, pursuant to enabling laws or otherwise, without the approval of the National Assembly.

In March 2007, President Chávez amended the LOAFSP by law-decree within the legislative power conferred by the 2007 Enabling Law. Although the first Pluriannual Framework legally approved by the National Assembly corresponds to the period 2011 through 2013, the LOAFSP contained transitory provisions that were applicable from 2005 through 2010. Beginning with the period 2011 through 2013, the Pluriannual Framework had to be approved by the National Assembly covering three-year periods in the manner contemplated by the LOAFSP. Before that time, in accordance with the law-decree, the Government has submitted the Pluriannual Framework to the National Assembly for the periods of 2005 through 2007 and 2008 through 2010; however, they will be for informational purposes only and will not be formally approved. In 2007, the Government submitted the Pluriannual Framework for the period 2008 though 2010 under the informative conditions set forth in the law-decree. On July 14, 2010, the LOAFSP was again amended. Pursuant to the amendment, the Government must submit the Pluriannual Framework to the National Assembly for the period 2011 through 2013, for informational purposes, when presenting the budget for 2011 for approval. The Pluriannual Framework was presented to the National Assembly on October 14, 2010, covering a three-year period in the manner contemplated by the LOAFSP. The objective of the Pluriannual Framework was to generate confidence in the economy by implementing a series of economic policies that can be sustained over time without resorting to devaluation, high inflation or adjustment programs, among others.

The Annual Budget projects revenues and expenditures for the forthcoming fiscal year. Before the National Assembly approves the Annual Budget, the Ministry of Finance must submit to the National Assembly a projected budget and financial information related to estimated pension expenditures and other contingent liabilities. The LOAFSP requires the President to submit a report evaluating the execution of the Annual Budget during the previous year to the National Assembly by July 15 of each year. If the National Assembly does not approve the Annual Budget for the forthcoming year by December 15, the then current Annual Budget will continue to apply.

In December 2009, the National Assembly approved the budget for 2010. The 2010 budget, as approved, projected total revenues of approximately U.S.$57.7 billion (14.5% of GDP) and total expenditures of approximately U.S.$74.1 billion (18.7% of GDP). The 2010 budget also contemplated a legal limit on borrowing by the Republic of U.S.$16.4 billion (4.1% of GDP). The budget for 2010 was based on certain assumptions, including real GDP growth of 0.5%, an average price for the Venezuelan oil basket of U.S.$40.00 per barrel, an average exchange rate of Bs.2.15 = U.S.$1.00 and average inflation at a rate of 22%.

In December 2010, the National Assembly approved the budget projected for 2011. The 2011 budget, as approved, projected total revenues of approximately Bs.204.2 billion (U.S.$47.5 billion), or 4.3% of GDP, and total expenditures of approximately Bs.204.2 billion (U.S.$47.5 billion), or 4.3% of GDP. The 2011 budget contemplated a legal limit on borrowing by the Republic of Bs.54.0 billion (U.S.$12.6 billion), or 4.9% of GDP. However, on June 13, 2011, the 2011 Special Debt Law was enacted, which allowed the Republic to issue up to Bs.45.0 billion (U.S.$10.5 billion) in new bonds in 2011. The budget for 2011 was based on certain assumptions, including real GDP growth of 2.0%, an average price for the Venezuelan oil basket of U.S.$40.00 per barrel, an exchange rate of Bs.4.30 = U.S.$1.00 and an inflation rate of between 23% and 25%.

In December 2011, the National Assembly approved the budget for 2012. The 2012 budget, as approved, projects total revenues of approximately U.S.$54.2 billion (15% of GDP) and total expenditures of approximately U.S.$66.7 billion (18% of GDP). The 2012 budget also contemplated a legal limit on borrowing by the Republic of U.S.$20.2 billion (6% of GDP). However, on December 19, 2011, the 2012 Special Debt Law was enacted, which allowed the Republic to issue up to Bs.64.5 billion (U.S.$15.0 billion) in new bonds during 2012, and on July 27, 2012, the 2012 Special Supplemental Debt Law was enacted, which allowed the Republic to issue on additional Bs.30.0 billion (U.S.$7.0 billion) in new bonds during 2012. For more information, refer to Overview-Public Debt. The budget for 2012 was based on certain assumptions, including real GDP growth of 5%, an average price for the Venezuelan oil basket of U.S.$50.00 per barrel, an average exchange rate of Bs.4.30 = U.S.$1.00 and average inflation at a rate between 20 and 22%.

National Treasury and Public Accounting

The National Treasury manages the Government’s finances, supervises and records the payment of expenditures authorized in the Annual Budget, retains custody of the funds and securities belonging to the Republic, records all Treasury revenues and evaluates opportunities for the issuance of Treasury bonds.

The LOAFSP seeks to increase the integrity of the Treasury function in the management of public monies. To that end, the LOAFSP prohibits those civil servants who are responsible for determining and recording the amount of revenues owed to the Government, such as taxes and royalties, from participating in the collection and custody of such revenues. In addition, it requires that civil servants held liable for mismanagement of public monies must indemnify the Government, in addition to any other criminal or administrative actions that may be taken against such persons.

The LOAFSP provides that public monies must be maintained in a single account, known as the Single Account, in order to centralize the collection of revenues and the making of payments. The Single Account is administered by the Ministry of Finance through Banco Central and domestic and foreign commercial banks. The LOAFSP permits the establishment of subaccounts for the administration of the Single Account.

The LOAFSP establishes the National Office of Public Accounts as the office responsible for the establishment of public sector accounting standards. The National Office of Public Accounts is also responsible for the preparation of the General Report of the Treasury, which the Ministry of Finance must present to the National Assembly every year. In addition, it sets forth guidelines with respect to the accounting treatment given to expenditures and revenues. For instance, expenditures may not be accounted for until they are actually incurred, although they may have been approved in a prior year. Equally, revenues are to be recorded only after they have been collected. All accounts close on December 31 of each year.

The LOAFSP was amended on January 9, 2003. Under the terms of the amended LOAFSP, the President must submit an annual borrowing law to the National Assembly for approval each year. This borrowing law must set forth the maximum amount of public credit that the Republic may contract and the maximum amount of net indebtedness that the Republic may incur for that fiscal year. As originally drafted, the LOAFSP had provided that, after the annual borrowing law had been approved by the National Assembly, the President would have the ability to enter into public credit operations when he was able to obtain favorable financial conditions for the Republic. He would then periodically inform the National Assembly of such transactions. As amended, the LOAFSP now requires the President to obtain approval from the Comisión Permanente de Finanzas de la Asamblea Nacional (the Permanent Finance Committee of the National Assembly) prior to undertaking each public credit operation. Additionally, each such request for approval must be accompanied by an opinion from Banco Central. Approval is granted if the National Assembly does not deny such request within 10 days.

In March 2012, a reform of the LOAFSP became effective. The reform allows the Executive branch to assume debt that exceeds the limits established by the Special Debt Law. These modifications allow additional liabilities to be acquired under unexpected or unforeseen circumstances, with such amounts to be marked against the maximum indebtedness of the following fiscal year. The modifications also allow the Executive branch to directly approve operations and additional credits and to spend such resources in accordance with the Law. As a result, the Executive branch will no longer be required to obtain the authorization of the National Assembly or the Banco Central in approving such credits.

Macroeconomic Coordination

The LOAFSP requires that the Minister of Finance and the President of Banco Central execute an Annual Coordination Agreement. The Annual Coordination Agreement is designed to harmonize the fiscal, monetary and financing policies of Banco Central and the Central Government in order to achieve macroeconomic stability. The Annual Coordination Agreement must specify the economic objectives of Banco Central and the Ministry of Finance. The LOAFSP expressly prohibits the inclusion of provisions that may be interpreted as infringing upon Banco Central’s independence from the Government. Both the Minister of Finance and the President of Banco Central are accountable to the National Assembly with respect to performance under the Annual Coordination Agreement.

Intergenerational Savings Fund

The LOAFSP contemplates the creation of a fund, referred to as the Intergenerational Savings Fund, designed to promote public development policies, such as investment in education, healthcare and the non-petroleum sectors of the economy. Deposits into the Intergenerational Savings Fund may not be used for any purpose for a period of at least twenty years from the date of its establishment. The mechanisms for contributions to be made into the Intergenerational Savings Fund are to be established in the implementing legislation. As of June 13, 2012, this implementing legislation remained pending.

Stabilization Fund

Commencing with the enactment of a law in 1998 providing for the Stabilization Fund, the Government sought to provide fiscal stability to the Venezuelan economy through the savings of unanticipated revenues from petroleum sales. Since its original enactment, the law governing the Stabilization Fund has been amended several times. The funds are managed by Banco del Tesoro. These funds do not constitute part of the Republic’s international reserves nor part of Banco del Tesoro’s assets.

The balance in the Stabilization Fund was approximately U.S.$809 million as of December 31, 2007 and approximately U.S.$828 million as of December 31, 2008. The balance in the Stabilization Fund was approximately U.S.$830 million as of December 31, 2009 and approximately U.S.$832 million as of December 31, 2010. In February 2011, PDVSA withdrew U.S.$829 million from the Stabilization Fund in order to build houses and refurbish shelters for people made homeless by heavy rains. As a result of the withdrawal, the balance of the Stabilization Fund was reduced to approximately U.S.$3.0 million. The Republic may supplement the Stabilization Fund at any time; however, instead of replenishing the Stabilization Fund, the Government has been funding FONDEN. As of July 31, 2012, the balance of the Stabilization Fund remained at approximately U.S.$3.0 million.

Financing Policy

The Government’s primary financing efforts have been directed at tapping local investor funds in order to use national savings generated by individuals and corporations. This enables the Government to minimize foreign exchange risk and reduce the cost of debt by increasing internal debt in comparison to external debt.

In order to reduce the cost of debt, global bonds have been issued locally that are purchased in Bolívares but denominated in U.S. dollars, at lower rates of interest than could be obtained in the international financial markets.

The Government’s current financing policy contemplates access to the domestic and international capital markets in order to extend its debt payment profile. The Government’s financing policy also contemplates the strengthening of medium- and long-term benchmarks in the domestic and international capital markets. The Government has taken measures to improve its debt profile by reducing the concentration of debt maturities by spreading them across different years and by implementing strategies to reduce its cost of borrowing. The Government has focused on maintaining a positive correlation between the amount of debt and the country’s GDP, which has been lower than the average among Latin American countries and other developed economies. This debt strategy has enabled the Government to pay its internal debt obligations, including reducing its stock of outstanding labor liabilities, while ensuring resources for investment projects and fulfilling its foreign debt obligations.

Exchange Control Regime

The general work stoppage that began in December 2002 resulted in a significant decrease in the availability of foreign currency generated from the sale of oil. This decrease was coupled with an extraordinary increase in the demand for foreign currency, resulting in a significant decline in the level of the Republic’s international reserves and a substantial depreciation of the Bolívar against the U.S. dollar during the first few weeks of 2003. The substantial reduction of oil exports resulting from the work stoppage also damaged the country’s trade balance. These problems disrupted Venezuela’s economy and threatened to affect negatively the Republic’s ability to service its external debt. In response to those developments and in an attempt to achieve monetary stability as well as to ensure the Republic’s future ability to continue to meet its external debt obligations, the Republic suspended foreign exchange trading on January 21, 2003. On February 5, 2003, the Government adopted a series of exchange agreements, decrees and regulations establishing a new exchange control regime.

CADIVI was created in February 2003 for the administration, control and establishment of the new exchange control regime. CADIVI is composed of five members who are appointed by the President. CADIVI is only responsible for approving private sector imports; public and oil imports are not handled by CADIVI.

From its inception through December 31, 2011, a total of U.S.$246.5 billion in foreign exchange had been approved for imports under the exchange control regime. In 2011, CADIVI approved approximately U.S.$31.4 billion in foreign exchange, as compared to approximately U.S.$29.16 billion in foreign exchange approved in 2010. For the five years leading up to the introduction of the exchange control regime, Venezuela spent an average of approximately U.S.$1.2 billion per month on imports.

During 2009, there was a significant reduction in the amount of U.S. dollars available to CADIVI, primarily due to the decline in the price of oil. As a result, the Government, together with Banco Central, agreed to pay up to 85% of CADIVI’s obligations in an effort to increase the supply of dollars and to reduce the gap between the official exchange rate and the non-official swap exchange rate. In September 2009, Banco Central approved an extraordinary budget of U.S.$2.7 billion in order to inject foreign currency into the economy to meet the foreign exchange demands of different sectors.

During 2010 CADIVI expanded the availability of foreign exchange in order to address the needs of the local economy. In 2010, the domestic market experienced a contraction in the demand for goods and services. As a result, imports for final consumption and intermediate goods decreased 11.1% and 2.4%, respectively, and imports for capital goods increased 8.0%, as compared to 2009. In 2010, imports increased by 0.7% as compared to 2009, primarily due to the 7.0% increased allocation of foreign exchange by Banco Central due to the increase in the price of oil for that period.

The exchange control regime centralized the purchase and sale of foreign currencies in Banco Central. The Ministry of Finance, together with Banco Central, is in charge of setting the exchange rate with respect to the U.S. dollar and other currencies. On February 5, 2003, the Government fixed the U.S. dollar exchange rate at Bs.1,596 per U.S.$1.00 for purchases and Bs.1,600 per U.S.$1.00 for sales. The exchange rate for the payment of the public foreign debt was set at Bs.1,600 per U.S.$1.00 effective February 10, 2003. On February 5, 2004, the Government changed the U.S. dollar exchange rate to Bs.1,915.20 = U.S.$1.00 for purchase operations and Bs.1,920.00 = U.S.$1.00 for sale operations. The exchange rate for the payment of external public debt was also set at Bs.1,920.00 = U.S.$1.00. On March 2, 2005, the Government set the U.S. dollar exchange rate to Bs.2,144.60 = U.S.$1.00 for purchase operations and Bs.2,150.00 = U.S.$1.00 for sale operations. The exchange rate for the payment of external public debt was also set at Bs.2,150.00 = U.S.$1.00. Effective January 1, 2008, the currency of Venezuela was redenominated. Accordingly, from that date the U.S. dollar exchange rate has been set at Bs.2.14 = U.S.$1.00 for purchase operations and Bs.2.15 = U.S.$1.00 for sale operations.

In an effort to promote and encourage the development of the Republic’s national economy and stimulate exports, President Chávez announced on January 8, 2010 the implementation of Convenio Cambiario No. 14, which established a new exchange rate system that included two official prices for the dollar. The first exchange rate was set at Bs.2.60 = U.S.$1.00 for sale operations, which will be the official exchange rate for essential goods, including food, health, imports of machinery and equipment, science and technology, as well as all non-petroleum public sector transactions and other special cases. The exchange rate for all other transactions was set at Bs.4.30 = U.S.$1.00 for sale operations, with the exception of the provisions of Article 5 of the Convenio Cambiario No. 14, which covers, among others, transactions within the automotive sector, the telecommunications sector, the steel sector and the construction sector.

The exchange rate applicable to purchases of foreign exchange obtained by the public sector, other than those specified in Article 5 of the Convenio Cambiario No. 14 and those obtained by public non-oil exports, was set at Bs.2.5935 = U.S.$1.00. The exchange rate applicable to purchases of currencies other than those previously indicated and those referred to in Article 5 of Convenio Cambiario No. 14, including exports from non-oil public and private sectors, was set at Bs.4.2893 = U.S.$1.00

On December 30, 2010, the Government eliminated the dual-exchange rate regime and established a single-exchange rate. According to Convenio Cambiario No. 14, the Ministry of Finance, together with Banco Central, established an exchange rate of Bs.4.30 = U.S.$1.00 for all transactions. Effective January 1, 2011, the U.S. dollar exchange rate was set at Bs.4.2893 = U.S.$1.00 for purchase operations and Bs.4.30 = U.S.$1.00 for sale operations.

The following table sets out the average Bolívar/U.S. dollar exchange rates for the periods indicated:

Exchange
Year and Quarter	(Bolívar / U.S. dollar)
2007
First Quarter	Bs.2.15
Second Quarter	2.15
Third Quarter	2.15
Fourth Quarter	2.15
2008
First Quarter	Bs.2.15
Second Quarter	2.15
Third Quarter	2.15
Fourth Quarter	2.15
2009
First Quarter	Bs.2.15
Second Quarter	2.15
Third Quarter	2.15
Fourth Quarter	2.15
2010(1)
First Quarter	Bs.2.60 / Bs.4.30
Second Quarter	2.60 / Bs.4.30
Third Quarter	2.60 / Bs.4.30
Fourth Quarter	2.60 / Bs.4.30
2011
First Quarter	Bs.4.30
Second Quarter	4.30
Third Quarter	4.30
Fourth Quarter	4.30
2012
First Quarter	Bs.4.30
Second Quarter	Bs.4.30

(1)	According to Convenio Cambiario No. 14, the Ministry of Finance, together with Banco Central, established an exchange rate of Bs.2.60 = U.S.$1.00 for essential goods, including food, health, imports of machinery and equipment, science and technology, as well as all non-petroleum public sector transactions and other special cases. The exchange rate for all other transactions was set at Bs.4.30 = U.S.$1.00 for sale operations, with the exception of the provisions of Article 5 of the Convenio Cambiario No. 14, which covered, among others, transactions within the automotive sector, the telecommunications sector, the steel sector and the construction sectors.

Source: Banco Central.

The exchange control regime provides that all foreign currency generated through public or private sector operations must be sold to Banco Central at the exchange rate established thereunder. Banco Central and any other institution authorized to exchange foreign currency is granted a commission of 0.25% for each U.S. dollar purchased or sold. In instances where transactions are made in cash, the commission can be up to 2% of the total amount.

According to the Foreign Exchange Agreement No. 1 (Convenio Cambiario No. 1), all foreign currency income generated through public or private sector operations must be sold to Banco Central at the exchange rate established thereunder. However, there are four exceptions: (1) according to the current Banco Central Act (Ley del Banco Central de Venezuela), PDVSA is obligated to sell the necessary amount of foreign exchange required to cover operational expenditure and tax payments denominated in local currency. In addition, it is established that PDVSA can keep foreign currency in order to fulfill its operational and capital expenses abroad, with authorization of Banco Central, (2) according to Foreign Exchange Agreement No. 19, all individuals and private companies are allowed to maintain up to 30% of their foreign currency-denominated income, received from their exporting activity, (3) according to Foreign Exchange Agreement No. 9, the oil companies (Empresas Mixtas or, Mixed Companies) which have established production agreements with PDVSA are allowed to maintain foreign currency-denominated availabilities, (4) according to the Organic Act of Financial Administration of the Public Sector (Ley Orgánica de Administración Financiera del Sector Público), all other public institutions must obtain authorization from Banco Central in order to dispose of foreign currency availabilities.

On May 17, 2010, the Republic implemented the Illicit Foreign Exchange Act (Ley de Ilícitos Cambiarios) which provides that all individuals or firms which import, export, take into or outside Venezuela an amount exceeding U.S.$10,000, must declare their transactions to CADIVI. This provision excludes securities issued by the Bolivarian Republic of Venezuelan and foreign currency of non-resident individuals who are in transit and whose period of stay is less than 180 days.

Unless otherwise expressly authorized, the obligation of the public sector to sell foreign currency to Banco Central includes any foreign currency: (1) introduced into Venezuela through BANDES, the Fondo de Garantía de Depósitos, or FOGADE, and other public financial institutions; (2) obtained by the Republic through public credit operations or otherwise; or (3) obtained by other public sector entities by any other means. In turn, the private sector must sell to Banco Central any foreign currency: (1) generated from the export of goods and services; (2) introduced into Venezuela for investment purposes; (3) generated by companies incorporated to develop the activities regulated by the Hydrocarbons Law; or (4) generated from transportation services, travel and tourism operations, bank transfers, investment, lease agreements and other commercial, industrial, professional or personal services or activities. Additionally, all foreign currency that enters the country must be registered through banks and financial institutions authorized by CADIVI.

With respect to the purchase of foreign currency, the exchange control regime provides that Banco Central must approve the Republic’s foreign currency budget. This budget may be adjusted in accordance with the level of international reserves and the flow of foreign currency. Banco Central will sell foreign currency only if it determines that there are sufficient international reserves.

Public sector entities must request foreign currency directly from Banco Central for the following: (1) payments of external public debt; (2) transfers required for the Republic’s foreign service representatives abroad or delegations of the executive, legislative, judicial, civic or electoral branches participating in special missions abroad; (3) international commitments of the Republic; (4) payments related to national security; (5) urgent health and food provisions; (6) the provision of foreign currency to BANDES and Banco de Comercio Exterior; and (7) payments resulting from imports occurring prior to February 5, 2003. The exchange control regime contains provisions that are specific to PDVSA which effectively allow PDVSA and its affiliates to maintain offshore accounts up to a specified dollar amount approved by Banco Central.

The acquisition of foreign currency by private sector individuals or entities must be approved by CADIVI. To request approval for a certain operation, an individual or entity must first be registered with CADIVI. This requires proof that social security contributions and tax payments are up to date, in addition to other requirements that CADIVI may set forth in the future. Any authorization granted by CADIVI will be valid for 180 days. The foreign currency that is purchased must be used in accordance with the request made to CADIVI for such currency.

Private sector individuals or entities must request approval from CADIVI for: (1) the purchase of foreign currency for transfers of money abroad, payments of certain imported goods and services and payments of interest or principal on external indebtedness; (2) the purchase of foreign currency for the payment of dividends, capital gains and interest that are the product of foreign investment in Venezuela, as well as for payments of service contracts, technology contracts or royalties; and (3) the acquisition of foreign currency for payments under ADS, ADR, GDS and GDR programs implemented prior to February 5, 2003.

In May 2010, the Government instituted a partial reform to the Exchange Crimes Law in order to prevent the local market from circumventing the CADIVI system through trading securities denominated in foreign currency. In order to prevent these types of trading activities, Banco Central is the sole entity that will manage the system by which these transactions will take place. With the reform, the foreign exchange regime now includes securities that are denominated, or may be settled, in foreign currency. Prior to this reform, these types of activities were typically made through authorized exchange operators, including banks and brokerage firms.

On June 4, 2010, Convenio Cambiario No.18 was enacted in an effort to curtail the inflationary problems due in part to local currency trading. This regulation establishes that Banco Central will govern the terms and conditions of local currency trading of all international bonds issued by the Republic, its decentralized entities or any other issuer, which are denominated in foreign currency. On June 9, 2010, the SITME came into operation. SITME is an electronic system which regulates the buying and selling operations in Bolívares of securities denominated in foreign currency, in which only financial institutions may participate. Under SITME, Banco Central determines which securities are to be traded and the price parameters for such trades in Venezuela and also determines the qualifications of the buyers and sellers that may participate in SITME.

SITME allows private entities and individuals to obtain U.S. dollars in exchange for Bolívares by paying Bolívares in exchange for foreign currency denominated securities that are issued by the Republic or entities directly or indirectly owned by the Republic that are ultimately sold in exchange for U.S. dollars.

Private entities may only use SITME to purchase U.S. dollars to pay for imported goods, capital goods and services which are not eligible to be paid through CADIVI, or, if they are eligible to be paid through CADIVI, the importer may not have purchased U.S. dollars through CADIVI for 90 days prior to submitting the request to SITME. Currently, private entities may acquire up to U.S.$50,000 per day, up to a U.S.$350,000 non-cumulative limit per month. As of May 25, 2012, SITME has provided approximately U.S.$18.0 billion of foreign exchange for imports. In 2010, it provided U.S.$5.1 billion (U.S.$ 5.0 billion for imports). In 2011, it provided U.S.$8.8 billion (U.S.$8.4 billion for imports). In 2012, it provided U.S.$4.0 billion (U.S.$3.8 billion for imports).

On June 15, 2010, the System for the Initial Placement of Bonds denominated in Foreign Currency (Sistema de Colocación Primaria de Títulos en Moneda Extranjera, or SICOTME) came into operation. SICOTME is an electronic system which regulates the initial placement of Government securities denominated in foreign currency and sold in Bolívares, in which only financial institutions authorized by Banco Central may participate, either on their own behalf or on behalf of their clients.

Trading on the exchange has decreased since the Government intervened trading companies and it has been stagnant since securities regulators shut down and took over management of 47 brokerage companies in 2010. The Government has defended its takeover of 47 private brokerage businesses during 2010 on the basis that those firms had arbitrarily undervalued Venezuela’s currency in a bond market that was widely used for currency trading and that the practices of the brokerage firms that were shut down contributed to capital flight. During 2011, the Government intervened and took over management of an additional 35 brokerage businesses.

On July 12, 2012, Convenio Cambiario No.20 was enacted in order to allow companies and individuals to open Venezuelan bank accounts in U.S. dollars. These accounts can only contain U.S. dollars obtained through SITME or SICOTME. This new regulation permits public sector exporting companies to maintain in their Venezuelan bank accounts up to 5% of their monthly revenues in U.S. dollars in order to purchase public debt bonds from the international markets and sell them on SITME. The regulation allows accounts to be fully or partially withdrawn at the then-existing official exchange rate. The withdrawals can be made in several ways, including through wire transfers, bank checks and debit cards. Each bank maintaining these accounts is required to provide a monthly report to Banco Central with detailed information on the funds that are held in U.S. dollars.

Gross Domestic Product

In 2007, GDP totaled approximately Bs.55.6 billion in 1997 Constant Bolívares, registering a 8.8% rate of growth for the year compared to 2006. The increase was primarily due to the same factors that led to the increase in 2006, including high oil prices and an increase in public expenditures, which expanded domestic aggregate demand and led to an increase in the national supply. During this period, the petroleum sector contracted by 3.3% but the non-petroleum sector expanded by 9.7%. The growth in the non-petroleum sector in 2007 resulted primarily from growth of 16.3% in the trade sector, 17.5% in the transportation sector and 20.8% in the construction sector, compared to 2006.

In 2008, GDP totaled approximately Bs.58.5 billion in 1997 Constant Bolívares, registering a 5.3% rate of growth for the year compared to 2007. The increase was primarily due to an overall increase in consumption. During this period, the petroleum sector expanded by 2.9% and the non-petroleum sector expanded by 5.7%. The growth in the non-petroleum sector in 2008 resulted primarily from growth of 4.7% in the trade sector, 10.5% in the construction sector and 12.9% in the transportation sector, compared to 2007.

In 2009, GDP totaled approximately Bs.56.7 billion in 1997 Constant Bolívares, representing a contraction of 3.2% in real terms compared to 2008. The economic contraction was primarily due to decreases in the petroleum sector of 7.4% and in the non-petroleum sector of 1.7%. The contraction in the petroleum sector in 2009 was due in large part to the December 2008 production cuts agreed upon by OPEC. The contraction in the non-petroleum sector in 2009 resulted primarily from decreases of 10.3% in the mining sector, 7.7% in the trade sector and 6.4% in the manufacturing sector, as compared to 2008.

In 2010, GDP totaled approximately Bs.55.8 billion in 1997 Constant Bolívares, representing a contraction of 1.5% in real terms compared to 2009. The decrease in 2010 was primarily due to a decrease in construction and trade sectors by 7.0% and 6.2%, respectively. As a result of the foregoing factors, the non-petroleum sector decreased 1.6% in 2010.

In 2011, GDP totaled approximately Bs.58.1 billion in 1997 Constant Bolívares, representing a growth of 4.2% as compared to 2010. The economic growth in 2011 was primarily due to an increase of 4.5% in the non-petroleum sector. The petroleum sector increased by 0.6% in 2011 as compared to 2010. The growth in the non-petroleum sector in 2011 resulted primarily from a 6.7% increase in transportation, 5.5% increase in general government and 5.2% increase in mining.

The following tables set forth Venezuela’s GDP in 1997 Constant Bolívares for each of the periods indicated:

	Year Ended December 31,
	2007			2008			2009			2010			2011(1)
	Value		Share	Value		Share	Value		Share	Value		Share	Value		Share
	(in millions of 1997 Constant Bolívares and as percentage share of GDP)
Aggregate Global Demand	Bs.	55,591.1	100.0%	Bs.	58,525.1	100.0%	Bs.	56,650.9	100.0%	Bs.	55,807.5	100.0%	Bs.	58,138.3	100.0%
Aggregate Internal Demand		72,046.3	129.6		75,450.9	128.9		69,655.1	123.0		69,332.7	124.2		74,584.1	128.3
Gross Capital Formation		19,239.9	34.6		19,707.5	33.7		18,061.9	31.9		16,925.9	30.3		17,664.6	30.4
Consumption		47,693.0	85.8		50,563.9	86.4		49,516.4	87.4		48,984.6	87.8		51,145.5	88.0
Public		9,211.7	16.6		9,651.9	16.5		9,800.4	17.3		10,010.5	17.9		10,603.2	18.2
Private		38,481.3	69.2		40,912.0	69.9		39,716.0	70.1		38,974.0	69.8		40,542.3	69.7
Variation of Stock		5,113.4	9.2		5,179.5	8.9		2,075.8	3.7		3,422.2	6.1		5,774.1	9.9
Net External Demand(2)		(16,455.3)	(29.6)		(16,925.8)	(28.9)		(13,004.1)	(23.0)		(13,525.2)	(24.2)		(16,446.8)	(28.3)
Gross Domestic Product		55,591.1	100.0		58,525.1	100.0		56,650.9	100.0		55,807.5	100.0		58,138.3	100.0
Petroleum Activities		6,870.7	12.4		7,072.1	12.1		6,550.8	11.6		6,554.3	11.7		6,593.1	11.3
Non-petroleum Activities		42,213.4	75.9		44,602.4	76.2		43,829.1	77.4		43,127.0	77.3		45,055.6	77.5
Agriculture		2,514.2	4.5		2,601.9	4.4		2,628.0	4.6		2,652.1	4.8		2,630.4	4.5
Mining		360.2	0.6		339.4	0.6		304.3	0.5		264.8	0.5		264.8	0.5
Manufacturing		8,834.3	15.9		8,960.9	15.3		8,383.2	14.8		8,095.5	14.5		8,405.2	14.5
Water and Electricity		1,222.3	2.2		1,283.7	2.2		1,336.8	2.4		1,258.9	2.3		1,322.1	2.3
Construction		3,916.5	7.0		4,328.0	7.4		4,318.7	7.6		4,018.5	7.2		4,209.4	7.2
Trade(3)		6,674.4	12.0		6,991.4	11.9		6,450.3	11.4		6,050.7	10.8		6,364.7	10.9
Transportation(4)		4,526.4	8.1		5,108.1	8.7		5,282.3	9.3		5,501.7	9.9		5,872.7	10.1
General Government		6,144.4	11.1		6,469.8	11.1		6,625.6	11.7		6,798.4	12.2		7,171.5	12.3
Financial Institutions(5)		8,169.0	14.7		8,078.6	13.8		7,979.9	14.1		7,755.1	13.9		8,220.4	14.1
Other(6)		(148.4)	(0.3)		440.7	0.8		520.1	0.9		731.3	1.3		594.4	1.0
Other Net Taxes on Products		6,506.9	11.7		6,850.6	11.7		6,271.0	11.1		6,126.2	11.0		6,489.6	11.2

(1)	Preliminary figures.
(2)	Exports minus imports.
(3)	Includes commerce, repair services, restaurants and hotels.
(4)	Includes transport, storage and communications.
(5)	Includes financial institutions, insurance, real estate and rental services.
(6)	Includes community, social and personal services and private non-profit services and financial intermediation services indirectly measured.

Source: Banco Central.

	Year Ended December 31,
	2007	2008	2009	2010	2011(1)
	(percentage change in real terms)
Aggregate Global Demand	8.8%	5.3%	(3.2)%	(1.5)%	4.2%
Aggregate Internal Demand	20.0	4.7	(7.7)	(0.5)	7.6
Gross Capital Formation	25.6	2.4	(8.3)	(6.3)	4.4
Consumption	16.3	6.0	(2.1)	(1.1)	4.4
Public	13.8	4.8	1.5	2.1	5.9
Private	16.9	6.3	(2.9)	(1.9)	4.0
Gross Domestic Product	8.8	5.3	(3.2)	(1.5)	4.2
Petroleum Activities	(3.3)	2.9	(7.4)	0.1	0.6
Non-petroleum Activities	9.7	5.7	(1.7)	(1.6)	4.5
Agriculture	2.6	3.5	1.0	0.9	(0.8)
Mining	1.2	(5.8)	(10.3)	(13.0)	5.2
Manufacturing	4.4	1.4	(6.4)	(3.4)	3.8
Water and Electricity	2.6	5.0	4.1	(5.8)	5.0
Construction	20.8	10.5	(0.2)	(7.0)	4.8
Trade(2)	16.3	4.7	(7.7)	(6.2)	5.2
Transportation(3)	17.5	12.9	3.4	4.2	6.7
General Government	5.9	5.3	2.4	2.6	5.5
Financial Institutions(4)	11.0	(1.1)	(1.2)	(2.8)	6.0
Other(5)	(856.9)	(397.0)	18.0	40.6	(18.7)
Adjustments	17.6	5.3	(8.5)	(2.3)	5.9

(1)	Preliminary figures.
(2)	Includes commerce, repair services, restaurants and hotels.
(3)	Includes transport, storage and communications.
(4)	Includes financial institutions, insurance, real estate and rental services.
(5)	Includes community, social and personal services and private non-profit services and financial intermediation services indirectly measured.

Source: Banco Central.

Inflation

In 2006, the Government has adopted a policy of containing inflationary pressures in the economy and is taking a number of concrete actions to reverse the inflationary trends. Among these actions are avoiding the monetization of PDVSA’s income by direct contributions of income to FONDEN and retention of foreign exchange for direct payment of foreign currency expenditures, increasing the amount of foreign currency given to providers of domestic goods and services and increasing investment in areas of the economy most prone to inflationary pressures, including the agro-industrial sector.

During 2007, the National Executive announced additional policies intended to control inflation. These measures were primarily aimed at stimulating the aggregate supply, both internally and externally, to minimize inflationary expectations and to increase price control efficiency by strengthening and expanding the public food distribution networks. Furthermore, the VAT was removed from certain goods and services categorized as basic necessities, in addition to the three percent reduction in the VAT for all other taxable goods and services effective March 1, 2007 and the further two percent reduction effective July 1, 2007.

The rate of inflation, as measured by the CPI, increased to 22.5% for year-end 2007 and averaged 18.7% for the whole of 2007. The rate of inflation, as measured by the CPI, increased to 31.9% for year-end 2008 and averaged 31.3% for the whole of 2008.

On April 3, 2008, INE, in affiliation with the Ministry of Finance, and Banco Central issued Resolution No. 08-04-01 regulating the INPC effective as of January 1, 2008. INPC covers the same items as the CPI, but with a national geographic scope. The previous system only covered the Caracas and Maracaibo metropolitan areas.

Inflation figures from January 1, 2008 have been calculated using INPC. Figures prior to January 1, 2008 will not be re-calculated. INPC has as its base period December 2007 and is published monthly within the first ten days of each month. For the year ended December 31, 2008, the rate of inflation, as measured by the INPC, was 30.9%, and 31.9% as measured by CPI. For the year ended December 31, 2009, the rate of inflation was 25.1%, and 26.9% as measured by CPI. For the year ended December 31, 2010, the rate of inflation stood at 27.2%, and 27.4% as measured by CPI. For the year ended December 31, 2011, the rate of inflation was 27.6%, and 29.0% as measured by CPI.

From 2008 to June 2012, the Government developed a series of measures aimed at continuing the reduction of inflationary pressures, including: (1) granting subsidies to importers and producers; (2) rehabilitating and consolidating agricultural infrastructure to improve production levels; (3) granting fiscal incentives to the industrial sector; (4) regulating the foreign exchange market; (5) the issuance by the Government and PDVSA of dollar-denominated debt instruments in the local market; and (6) the creation of the CVAL (Corporación Venezolana de Alimentos), which focuses on the production, processing, distribution and exchange of all types of foodstuffs, as well as the manufacture, purchase, sale, marketing and storage of agricultural products, and the creation of the Red de Comercio Bicentenario. Additionally, PDVAL (Producción y Distribución Venezolana de Alimentos), a former PDVSA subsidiary, continued to assist in the distribution of foodstuffs throughout the country. On June 30, 2010, PDVAL was transferred from PDVSA to the Vice Presidency of the Republic. In an effort to achieve the objectives of PDVAL as set forth by the Government, PDVSA funded PDVAL with U.S.$720.0 million and U.S.$356.0 million for the years 2010 and 2011, respectively.

On July 14, 2011, President Chávez issued law-decree No. 8,331, known as the Law on Fair Cost and Prices (Ley de Costos y Precios Justos), published in Official Gazette No. 39,715 dated July 18, 2011. The Law became effective as of November 22, 2011, and was implemented in order to address the high inflation rate, guarantee access to goods and stabilize prices. The law provides a mechanism for setting maximum retail prices on goods across various economic sectors and includes the creation of a special committee called Superintendencia Nacional de Costos y Precios (SUNDECOP). The SUNDECOP monitors and regulates the cost structures of the companies involved in importing and selling goods, establishes the standards for the National Registry of Prices of Goods and Services and sets Maximum Retail Prices or the price range for goods and services. The SUNDECOP is also empowered to sanction any company or person that establishes excessive prices on goods and services.

The Law on Fair Cost and Prices applies to goods and services in all parts of the value chain, requiring individuals and all types of corporations, including public, private, national, and foreign to adhere to the Law. Financial institutions, however, do not fall under the scope of the Law. For companies that transact with foreign affiliates, the panel will base their evaluation on cost and pricing structures of the products in question, and will make adjustments to the maximum allowable price goods and services that diverge from their fair value.

The following table sets forth five price indices for the periods indicated:

	2008 Quarters				2008 Full Year	2009 Quarters				2009 Full Year	2010 Quarters				2010 Full Year	2011 Quarters				2011 Full Year	2012 Quarters		As of June 2012
	I	II	III	IV		I	II	III	IV		I	II	III	IV		I	II	III	IV		I	II
Producer Price Index(1):

Manufacturing Goods(2):
Average	7.6	8.4	5.4	3.1	25.1	3.4	8.6	7.0	4.8	23.3	6.6	8.0	3.2	2.9	26.4	5.7	6.2	4.2	4.8	20.8	2.8	2.5	17.2
End of Period(3)	8.2	7.9	4.5	2.2	25.2	4.3	9.7	5.5	4.3	26.5	8.0	6.7	2.4	3.0	22.0	7.1	5.2	4.3	4.0	22.7	2.5	2.8	14.5

Raw Materials for Construction:
Average	8.2	8.6	5.4	1.7	24.3	1,7	8,1	7,8	2,6	19,5	6.6	5.8	3.5	1.1	22.6	4.0	4.5	2.6	5.4	14.8	3.8	3.2	16.5
End of Period(3)	9.9	8.2	3.1	1.3	24.8	1,7	11,2	4,8	1,9	21.4	8.1	5.6	2.1	1.0	18.2	5.0	4.2	2.8	5.0	18.4	3.6	4.2	16.8
Wholesale Price Index(4) (6):
Domestic Goods(1):
Average	7.2	5.6	6.2	11.9	24.9	7.0	4.0	7.9	5.0	31.8	4.1	11.9	5.0	3.5	27.5	6.2	4.1	6.8	4.5	23.7	3.4	2.5	19.2
End of Period	6.5	5.4	7.9	11.9	36.7	3.8	5.1	8.2	3.1	22.2	5.3	12.3	2.8	5.2	28.8	4.7	5.1	6.1	4.2	22.1	2.4	3.0	16.8
Imported Goods(1):
Average	5.8	4.5	3.0	3.3	17.8	4.9	12.8	9.3	6.0	28.3	3.2	7.2	5.0	2.3	26.2	6.1	2.7	2.6	2.9	17.2	2.7	2.4	11.3
End of Period	5.5	3.5	2.5	4.5	17.1	4.2	14.8	8.6	3.6	35.7	3.1	8.5	3.4	2.7	19.3	5.6	3.3	2.1	3.6	15.5	2.3	2.1	10.5
Consumer Price Index(5)
(Caracas Metro Area):
Average	9.6	7.1	6.4	6.8	31.3	6.4	6.0	6.8	6.3	28.6	5.8	9.7	5.1	4.3	29.1	7.3	5.9	6.7	6.0	27.2	4.5	3.5	23.7
End of Period(3)	8.0	7.3	5.8	6.9	31.9	5.3	6.5	7.0	5.3	26.9	6.3	9.4	4.3	4.4	27.4	7.4	6.5	5.7	6.3	29.0	3.5	4.0	21.2

(1)	The Wholesale Price Index and the Producer Price Index include the Value Added Tax (VAT).
(2)	The percentage changes refer to the Producer Price Index for manufactured goods (Caracas Metropolitan Area and Central Region of Venezuela Base 1997 = 100).
(3)	This index is calculated with quarterly information collected at mid-term.
(4)	The percentage changes refer to the Wholesale Price Index for manufactured goods (Caracas Metropolitan Area and Central Region of Venezuela Base 1984 = 100).
(5)	The Consumer Price Index (CPI) has been calculated on the basis of 1997 Constant Bolívares.
(6)	The Wholesale Price Index has been calculated on the basis of 1997 Constant Bolívares.

Source: Banco Central

The following table sets forth the INPC for the periods indicated:

National Consumer Price Index
(Base: December 2007 = 100)
Year and Month	INPC
2008
January	103.1
February	105.3
March	107.1
April	108.9
May	112.4
June	115.1
July	117.3
August	119.4
September	121.8
October	124.7
November	127.6
December	130.9
2009
January	133.9
February	135.6
March	137.2
April	139.7
May	142.5
June	145.0
July	148.0
August	151.3
September	155.1
October	158.0
November	161.0
December	163.7
2010
January	166.5
February	169.1
March	173.2
April	182.2
May	187.0
June	190.4
July	193.1
August	196.2
September	198.4
October	201.4
November	204.5
December	208.2
2011
January	213.9
February	217.6
March	220.7
April	223.9
May	229.6
June	235.3
July	241.6
August	246.9
September	250.9
October	255.5
November	261.0
December	265.6
2012
January	269.6
February	272.6
March	275.0
April	277.2
May	281.5
June	285.5

Source: Banco Central.

Foreign Trade and Balance of Payments

Foreign Trade

Foreign trade plays a vital role in the Venezuelan economy. Venezuela traditionally has experienced a favorable balance of trade. Average annual exports for the five years ended 2011 were approximately U.S.$76.2 billion. During the same period, average annual imports were approximately U.S.$44.5 billion.

In 2011, Venezuela’s total exports were U.S.$92.6 billion. Petroleum products represent the overwhelming component of total exports, totaling U.S.$88.1 billion during 2011. During the same period, total imports, consisting mainly of raw materials, machinery, equipment and manufactured goods, were U.S.$46.4 billion.

Trade Policy

The basic goals of Venezuela’s trade policy are to generate sustainable growth and macroeconomic stability by diversifying production and promoting Venezuelan products in the international market. The policy contemplates increasing the number of small and medium sized companies with export capabilities, promoting nontraditional exports, reinforcing current trade alliances and developing new trade alliances with an emphasis on South American and Caribbean countries. In addition, Venezuela has entered into a number of bilateral, regional and multilateral free trade agreements. It is an active member of the GATT and the WTO.

The Government has entered into agreements with a number of countries, including countries in South America and the Caribbean basin, as well as countries in the European Union, Africa, the Middle East and Asia, regarding the promotion of bilateral trade and economic and technological development, as well as the facilitation of purchases of petroleum and refined petroleum products. In this connection, Venezuela entered into several agreements with the Caribbean countries within the framework of PetroCaribe to supply oil and products under preferential financing conditions similar to those established by other agreements between Venezuela and Central American and South American states, such as Argentina, Bolivia, Ecuador and Uruguay. These agreements provided supply crude oil and oil by-products to state-owned oil companies of the PetroCaribe countries. The amounts of oil that was provided was 484 thousand bpd in 2009, 455 thousand bpd in 2010, and 463 thousand bpd in 2011. In exchange, these countries supplied Venezuela with goods and services in several areas as well as technical assistance, including agricultural consulting and medical personnel.

The Government is pursuing a variety of regional initiatives, including ALBA, UNASUR, Mercosur and Petrosur. For more information, refer to “Bolivarian Republic of Venezuela—External Affairs and Membership in International Organizations” and to “Introduction—Domestic and Regional Initiatives—Regional Initiatives”.

Trading Partners

The United States is Venezuela’s most important trading partner. As of July 26, 2012, Venezuela was the third - largest exporter of petroleum products to the United States. In addition to the United States, Venezuela’s significant trading partners include various Latin American, European and Asian countries.

In 2007, Venezuela and the People’s Republic of China (“China”) signed several agreements which provided for the construction of three refineries in China to process Venezuelan crude oil, and explored building a refinery to upgrade heavy crude oil to lighter quality using Chinese technology and to process crude oil from the Orinoco Belt.

In November 2007, BANDES entered into a credit facility with the China Development Bank (“CDB”) in the aggregate amount of U.S.$4.0 billion in connection with the creation of a joint investment fund between the Governments of Venezuela and China to finance socio-economic projects in the areas of health, housing and welfare as well as various infrastructure projects in Venezuela, referred to as the Sino-Venezuelan Joint Fund. The credit facility had a term of three years, extendible for a total of 15 years. In connection with the credit facility, PDVSA entered into a supply agreement for crude oil and refined products with China National United Oil Corporation (“CNPC”). The proceeds of sales under the supply agreement were applied to pay amounts due under BANDES’s loan with the CDB. In addition, FONDEN contributed U.S.$2.0 billion. In September 2008, the two countries agreed to double the Sino-Venezuelan Joint Fund to U.S.$12.0 billion, with the CDB contributing an additional U.S.$4.0 billion and FONDEN contributing an additional U.S.$2.0 billion. The original U.S.$4.0 billion credit facility with the CDB was paid in full on February 2010 and renewed on June 18, 2011 for a period of three years. The second credit facility of U.S.$4.0 billion with the CDB was paid in full on February 2012. In May 2012, the National Assembly approved an amendment to the Sino-Venezuelan Joint Fund, published in Official Gazette No. 39,927, dated May 22, 2012. This amendment allows the Governments of Venezuela and China to renew the U.S.$12.0 billion credit facility between CDB and the BANDES for an indefinite number of times. On August 10, 2012 the Republic announced that CDB would contribute an additional U.S.$4.0 billion to the Sino-Venezuelan Joint Fund and FONDEN would contribute an additional U.S.$2.0 billion.

On February 18, 2009, Venezuela and China entered into 12 cooperation agreements in the areas of oil, agriculture and telecommunications and increased the bilateral fund (Fondo Conjunto de Inversión Chino-Venezolano), in which PDVSA participates as a crude oil supplier, by selling up to 230,000 bpd to the CNPC.

On June 2, 2009, the Republic ratified a BIT with Russia, which was published in Official Gazette 39,191. The BIT provides, among other things, an arbitration framework that Venezuela and Russia can use to settle any investment differences or disputes between each country. Within the same Official Gazette 39,191, the Republic ratified a separate treaty between Russia and Venezuela for the joint cooperation in the areas of oil, gas and electrical energy (Ley Aprobatoria del Convenio entre el Gobierno de la República Bolivariana de Venezuela y el Gobierno del la Federación de Rusia sobre Cooperación en el Área Energética).

In September 2009, President Chávez announced that China had agreed to invest approximately U.S.$16.0 billion in a joint venture oil project in the Orinoco Oil Belt during the next three years. The daily output of this project is estimated to be as much as 450,000 bpd of extra heavy crude oil.

In September 2009, PDVSA and the National Oil Consortium, a joint venture comprised of five Russian companies, signed agreements aimed at establishing a Mixed Company to develop heavy crude oil in the Orinoco Oil Belt. In April 2010, the National Oil Consortium paid the Republic a U.S.$600 million bonus for participation in the development of the participation in the development of the Junin-6 block deposit. The project is expected to produce an estimated 400,000 bpd to 500,000 bpd of extra heavy crude oil. The investment for this project is estimated to be approximately U.S.$20.0 billion and the National Oil Consortium will own a 40% stake in the Mixed Company and PDVSA will own the remaining 60%. The Mixed Company will have a duration of 25 years. During 2010, the Mixed Company was formally incorporated, under the name of PetroMiranda.

Since 2007, the Russia has provided the Republic with approximately U.S.$6.2 billion in financing for Russian arms. In September 2009, President Chávez announced that Russia would finance arms purchases valued at U.S.$2.2 billion. The arms purchase would increase the Republic’s defensive capacity with more tanks, missiles and anti-aerial defense systems. In 2011, Russia and the Republic signed an agreement for an additional U.S.$4.0 billion loan to be used towards additional Russian weaponry.

On August 23, 2010, a crude oil supply agreement was executed between the Republic and China with duration of ten years, through which PDVSA will supply the CNPC up to 300,000 bpd through the contract’s expiration.

In October 2010, China and Venezuela signed a long term financing agreement in which China agreed to extend U.S.$20.0 billion in loans to Venezuela with a term of 10 years. CNPC and PDVSA signed oil supply contracts as the guarantee of the loan. The long-term financing agreement was designed to support major developing projects in Venezuela.

In November 2011, the Republic and China Aluminium International Engineering Company (“Chalieco”) signed a U.S.$403 million for CVG Alcasa to improve the performance of the Republic’s primary aluminum smelters, CVG Alcasa. The funds came from the China-Venezuela Fund and on February 2012, President Chávez ordered the release of the funds. In addition to the Chalieco funds, President Chávez approved U.S.90.4 million, to be provided by FONDEN, in order to maintain operations in CVG Alcasa.

On February 27, 2012, PDVSA entered into a credit agreement with the CDB for the purchase of petroleum related goods and services from China for U.S.$500 million (Bs.2.2 billion). The interest rate was set at LIBOR plus 4.55%, with quarterly amortization payments and a maturity of six years. Payments under this facility may be made through the delivery of crude oil and related products at market prices.

In 2011, the United States accounted for 28.8% of Venezuela’s total imports, China accounted for 10.6% of Venezuela’s total imports, Brazil accounted for 9.6% of Venezuela’s total imports and Colombia accounted for 4.2% of Venezuela’s total imports. In 2011, the United States accounted for 39.6% of Venezuela’s total exports, China accounted for 12.3% of Venezuela’s total exports and Colombia accounted for 0.4% of Venezuela’s total exports. As a result of disagreements between Venezuela and Colombia, starting in the third quarter of 2009, both countries began pursuing a policy of diversification of their trading counterparties. On August 10, 2010, President Chávez and new Colombian president, Juan Manuel Santos, restored diplomatic relations between the two countries and agreed to create joint committees dealing with trade relations and economic cooperation, among other topics. In 2012, both countries signed a framework agreement aiming to improve the commercial ties between them.

The following tables set out the geographical distribution of Venezuela’s imports and exports for the periods indicated:

	Imports
	Year Ended December 31,
	2007	2008	2009	2010	2011(1)
	(as a percentage of total)
Brazil	10.3%	10.5%	9.7%	11.1%	9.6%
Colombia	13.4	14.7	11.4	4.5	4.2
China	6.6	7.1	8.4	10.4	10.6
Germany	2.2	2.6	2.7	2.9	1.9
Italy	2.2	2.3	2.3	2.1	1.6
United States	26.1	26.9	26.3	30.3	28.8
Others	39.2	35.9	39.2	38.7	43.3
Total	100.0%	100.0%	100.0%	100.0%	100.0%

	Exports
	Year Ended December 31,
	2007	2008	2009	2010	2011
	(as a percentage of total)
Brazil	0.3%	0.2%	1.1%	0.7%	1.2%
Colombia	1.7	1.0	0.8	0.4	0.4
China	2.9	3.8	5.9	8.1	12.3
Germany	1.1	1.2	0.8	1.0	0.2
Italy	1.1	1.0	0.9	0.2	0.2
United States	44.2	41.0	37.8	40.7	39.6
Others	48.6	51.8	52.7	48.9	46.1

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Preliminary figures.

Sources: Banco Central.

Development of Non-Petroleum Exports

Venezuela’s principal non-petroleum exports include steel, iron ore, chemical products, aluminum, fish and shellfish, cement, paper products, ceramics and tropical fruits. Venezuela has taken steps to increase its non-petroleum exports as part of its plan to diversify its sources of foreign exchange earnings and fiscal revenues. Nonetheless, in the short and medium term, petroleum exports (including natural gas) are expected to continue to comprise the substantial majority of Venezuela’s exports in dollar value. In 2007, non-petroleum exports totaled U.S.$7.3 billion, representing 10.5% of Venezuela’s total exports during that period. In 2008, non-petroleum exports totaled U.S.$6.0 billion, representing 6.3% of Venezuela’s total exports during that period. In 2009, non-petroleum exports totaled U.S.$3.4 billion, representing 5.9% of Venezuela’s total exports during that period. In 2010, non-petroleum exports totaled U.S.$3.4 billion, representing 5.2% of Venezuela’s total exports during that period. As of December 31, 2011, non-petroleum exports totaled U.S.$4.5 billion, representing 4.8% of Venezuela’s total exports during that period.

Balance of Payments

For 2007, the overall balance of payments recorded a deficit of approximately U.S.$5.7 billion and the current account had a total surplus of U.S.$17.3 billion. The deficit in the 2007 overall balance of payments was primarily due to FONDEN transfers and PDVSA’s maintenance of increased levels of foreign currency holdings offshore. For 2008, the overall balance of payments recorded a surplus of approximately U.S.$9.3 billion and the current account surplus was U.S.$34.3 billion. The increase in the current account surplus was due primarily to an increase in oil exports. For 2009, the overall balance of payments recorded a deficit of approximately U.S.$10.3 billion and the current account had a total surplus of U.S.$6.0 billion. The deficit in the 2009 overall balance of payments was primarily due to expenses in the financial account and a decreased surplus in the current account. The decrease in the current account surplus was primarily due to a reduction of oil export revenues caused by decreases in both oil production and prices. For 2010, the overall balance of payments recorded a deficit of approximately U.S.$8.06 billion and the current account had a total surplus of U.S.$12.1 billion. The deficit in the 2010 overall balance of payments was primarily due to net outflows in the financial account and the result of errors and omissions account. The increase in the current account surplus was primarily due to an increase in oil export revenues. For 2011, the overall balance of payments recorded a deficit of approximately U.S.$4.0 billion and the current account had a total surplus of U.S.$27.2 billion. The deficit in the 2011 overall balance of payments was primarily due to an increase in the foreign currency assets abroad. The increase in the current account surplus was primarily due to increase in oil prices.

During 2007, the capital account recorded a deficit of U.S.$22.1 billion, compared to a deficit of U.S.$19.3 billion in 2006. The increase in the capital account deficit was mainly due to the issuance of debt in the local markets by PDVSA which totaled U.S.$7.5 billion. PDVSA purchased the debt locally in Bolívares and used the funds to purchase U.S. dollars from Banco Central to pay obligations abroad. During 2008, the capital account recorded a deficit of U.S.$24.2 billion. The deficit in the capital account in 2008 was due primarily to an increase in deposits abroad and oil sector accounts receivable. The capital account recorded a deficit of U.S.$12.7 billion for 2009. The capital account deficit in 2009 was primarily due to an increase of deposits abroad by the non-financial private sector, a decrease in public sector liabilities to foreign investors and an increase in PDVSA assets, primarily in the form of short-term loans to foreign affiliates. During 2010, the capital account recorded a deficit of U.S.$17.8 billion. The deficit in the capital account in 2010 was due to an increase in external assets by both the public sector and the non-financial private sector. During 2011, the capital account recorded a deficit of U.S.$27.6 billion. The deficit in the capital account in 2011 was due primarily to the increase of deposits in foreign currency abroad by the private and public sectors.

In 2007, net foreign direct investment inflows totaled U.S.$1.6 billion. In 2008, net foreign direct investment inflows decreased to approximately U.S.$0.05 billion and in 2009, net foreign direct investment inflows totaled U.S.$(4.4) million. In 2010, net foreign direct investment inflows totaled U.S.$(1.5) billion and in 2011, net foreign direct investment inflows totaled U.S.$5.1 billion.

The following table sets forth Venezuela’s balance of payments for the periods indicated:

	Year Ended December 31,
	2007	2008	2009	2010	2011(1)
	(in millions of U.S. dollars)
Current Account	$17,345	$34,275	$6,035	$12,071	$27,205
Trade Balance	23,320	44,050	17,957	27,173	46,161
Oil Exports (f.o.b.)	62,652	89,034	54,201	62,317	88,131
Non-oil Exports (f.o.b.)	7,328	5,987	3,402	3,428	4,471
Imports (f.o.b.)	(46,660)	(50,971)	(39,646)	(38,613)	(46,441)
Services	(7,968)	(9,611)	(8,497)	(9,191)	(10,498)
Transportation	(3,936)	(4,215)	(3,445)	(3,466)	(4,153)
Travel	(836)	(1,011)	(845)	(1,070)	(1,623)
Communications	(98)	(141)	(191)	(225)	(220)
Insurance	(421)	(530)	(461)	(476)	(524)
Government	(160)	(284)	(199)	(269)	(368)
Other	(2,517)	(3,430)	(3,356)	(3,685)	(3,608)
Investment Income	2,547	411	(3,134)	(5,302)	(7,964)
Inflows	10,197	8,217	2,263	1,921	2,076
Public Sector Interest	2,339	1,546	346	563	446
Private Sector Interest	4,054	3,019	897	535	444
Other	3,804	3,652	1,020	823	1,186
Outflows	(7,650)	(7,806)	(5,397)	(7,223)	(10,040)
Public Sector Interest	(2,430)	(3,032)	(2,853)	(3,264)	(4,165)
Private Sector Interest	(397)	(82)	(42)	(32)	(30)
Other	(4,823)	(4,692)	(2,502)	(3,297)	(5,845)
Current Transfers	(554)	(575)	(291)	(568)	(496)
Capital and Financial Account	(22,150)	(24,215)	(12,777)	(17,818)	(27,619)
Inflows	20,417	25,561	30,882	28,180	35,912
Direct Investment	6,010	4,151	1,715	4,772	10,084
Public Debt (long-term)	8,897	7,828	11,535	15,570	23,879
Bonds	4,745	2,995	5,266	3,894	5,458
Loans and Trade credits	4,152	4,833	6,269	11,676	18,421
Private Debt (long-term)	1	109	102	13	0
Bonds	0	0	0	0	0
Loans	1	109	102	13	0
Imports Financing	1,679	3,090	536	3,252	249
Other	3,830	10,383	16,994	4,573	1,700
Outflows	(42,567)	(49,776)	(43,659)	(45,998)	(63,531)
Direct Investment	(4,423)	(4,106)	(6.089)	(6,234)	(4,955)
Public Debt (long-term)	(2,996)	(6,580)	(3,232)	(5,385)	(10,042)
Bonds	(574)	(3,142)	(1)	(1,246)	(2,814)
Loans and Trade credits	(2,422)	(3,438)	(3,231)	(4,139)	(7,228)
Private Debt (long-term)	(728)	(333)	(1)	(77)	(105)
Bonds	(115)	0	0	0	0
Loans	(613)	(333)	(1)	(77)	(105)
Imports Financing	(459)	(599)	(2,011)	(1,944)	(3,920)
Other	(33,961)	(38,158)	(32,326)	(32,358)	(44,509)
Net Errors and Omissions	(937)	(785)	(3,520)	(2,313)	(3,618)
Overall Balance	(5,742)	9,275	(10,262)	(8,060)	(4,032)
Change in Reserves (Increase)(2)	5,742	(9,275)	10,262	8,060	4,032
Assets	5,357	(9,456)	10,799	7,939	4,012
Banco Central(3)	5,398	(9,437)	10,801	7,941	3,183
BANDES	0	0	0	0	0
Stabilization Fund	(41)	(19)	(2)	(2)	829
Obligations	385	181	(537)	121	20
Banco Central(3)	385	181	(537)	121	20

(1)	Preliminary figures.
(2)	Figures without parentheses indicate a diminution of the assets or increase of the corresponding liabilities. Figures within parentheses indicate an increase of the assets or diminution of the corresponding liabilities.
(3)	Excludes changes in valuation.

Source: Banco Central

International Reserves

Gross international reserves at Banco Central decreased by U.S.$3.2 billion between December 31, 2006 and December 31, 2007 and totaled U.S.$33.5 billion at year-end 2007. At December 31, 2007, international monetary assets stood at U.S.$34.4 billion, liquid operating reserves at Banco Central totaled U.S.$23.7 billion and net international reserves (excluding funds in the Stabilization Fund) totaled U.S.$32.9 billion.

Gross international reserves stood at U.S.$42.3 billion at December 31, 2008 (excluding funds in the Stabilization Fund), representing an increase of U.S.$8.8 billion since December 31, 2007. In addition, funds in the Stabilization Fund totaled U.S.$828 million. At the same date, international monetary assets stood at U.S.$43.3 billion, liquid operating reserves at Banco Central totaled U.S.$32.6 billion and net international reserves (excluding funds in the Stabilization Fund) totaled U.S.$41.5 billion.

Gross international reserves at Banco Central decreased by U.S.$7.3 billion between December 31, 2008 and December 31, 2009, totaling U.S.$35.0 billion at year-end 2009. The 17.3% decrease in gross international reserves was primarily due to a reduction in export revenues and a continued increase in foreign assets by private agents. At December 31, 2009, international monetary assets stood at U.S.$36.1 billion, liquid operating reserves at Banco Central totaled U.S.$17.7 billion and net international reserves (excluding funds in the Stabilization Fund) totaled U.S.$34.8 billion. At the same date, the balance in the Stabilization Fund was U.S.$830 million.

Banco Central’s gross international reserves at the end of 2010 totaled U.S.$29.5 billion, representing a decrease of U.S.$5.5 billion since December 31, 2009. In addition, funds in the Stabilization Fund totaled U.S.$832.0 million. At December 31, 2010, total international monetary assets totaled U.S.$30.5 billion, liquid operating reserves at Banco Central totaled U.S.$8.8 billion and net international reserves (excluding funds in the Stabilization Fund) at Banco Central totaled U.S.$29.1 billion.

Banco Central’s gross international reserves at the end of 2011 totaled U.S.$29.9 billion, representing an increase of U.S.$389 million since December 31, 2010. In addition, funds in the Stabilization Fund totaled U.S.$3.0 million. At December 31, 2011, total international monetary assets totaled U.S.$30.0 billion, liquid operating reserves at Banco Central totaled U.S.$6.0 billion and net international reserves (excluding funds in the Stabilization Fund) at Banco Central totaled U.S.$29.5 billion. Total Net Liquid Operating Reserves at Banco Central totaled U.S.$6.0 billion.

At December 31, 2010, Total Liquid Operating Reserves at Banco Central were U.S.$9.2 billion, a 48.0% decrease from 2009. Banco Central uses its liquid operating reserves for servicing external debt, making contributions to FONDEN and liquidating dollar purchases approved by CADIVI for imports and other transactions. The decrease in the liquid operating reserves was due to the contributions made by Banco Central to FONDEN and a decrease in the volume of U.S. dollars sold by PDVSA to Banco Central.

The Republic and Banco Central undertake efforts to maintain the level of total international reserves, including gold and SDRs, between U.S.$28.0 and U.S.$30.0 billion, a figure determined by Banco Central as optimal, after taking into consideration Banco Central’s contributions to FONDEN and the historical decrease in U.S. dollars sold to Banco Central by PDVSA in light of the legal regime attributable to PDVSA’s holdings of U.S. dollars abroad and the recent requirements regarding contributions to FONDEN.

In August 2011, President Chávez announced the repatriation of Venezuelan gold reserves currently held in foreign banks in UK, Canada, France and the U.S. in order to protect the Venezuelan economy from the global economic crisis. The President explained that the government plans to transfer the country’s international cash reserves out of the U.S. and Europe and into Brazilian, Chinese, and Russian banks. In addition, UNASUR has proposed establishing a fund that could draw from monetary reserves of central banks from countries in the region, which manage approximately U.S.$600.0 billion and will serve as a regional response to the recent global financial crisis.

In August 2012, BCV changed the method for appraising Venezuelan gold in an effort to curtail the fluctuations of the market. Previously, the appraisal was based on the average recorded by the London gold market in a two-month term basis. Under the new appraisal method, the appraisal will be based on the average recorded by the London gold market on a six-month term basis.

The following table sets out a breakdown of the international monetary assets of Venezuela for the periods indicated:

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(in millions of U.S. dollars)
Gross International Reserves at Banco Central	$33,477	$42,299	$35,000	$29,500	$29,889
Gold(1)	9,281	9,201	13,297	16,363	19,959
Special Drawing Rights	1	21	3,511	3,449	3,438
IMF Position(2)	509	496	505	496	494
Total Liquid Operating Reserves at Banco Central	23,686	32,581	17,687	9,192	5,998
Reserves Liabilities of Banco Central	(592)	(777)	(241)	(361)	(381)
Net Liquid Operating Reserves at Banco Central	23,094	31,804	17,446	8,831	5,617
Net International Reserves at Banco Central	32,885	41,522	34,759	29,139	29,508
Stabilization Fund (3)	809	828	830	832	3
Other International Monetary Assets(4)	97	207	279	164	72
International Monetary Assets(5)	34,383	43,334	36,109	30,496	29,964

(1)	Figures are valued at the market price for gold at the relevant dates and reflect methodological arrangements in the accounting treatment for gold-swap operations.
(2)	Includes net IMF Position.
(3)	Includes Banco Central’s reserve liabilities.
(4)	Other than amounts in the Stabilization Fund.
(5)	Other than amounts in the Stabilization Fund.
(6)	Includes monetary assets denominated in units of exchange other than Bolívares owned or controlled by Banco Central and PDVSA, but excluding FONDEN and other public sector assets.

Source: Banco Central.

Banco Central Transfers

In July 2005, the National Assembly approved an amendment to the Banco Central Law that was originally enacted on October 3, 2001. The purpose of the Banco Central Law of 2005 was to coordinate the regulations and activities of Banco Central with the provisions of the Constitution and thus to promote economic development in a more cohesive manner. The law allowed PDVSA to maintain its oil and gas export proceeds in offshore accounts in amounts sufficient to cover its foreign currency-denominated investments and expenses. The balance of such proceeds, net of applicable corporate income tax, dividends and royalties, was required to be contributed by PDVSA to FONDEN. Amounts deposited in FONDEN could only be used for social, educational, health care, liability management and special and strategic purposes. Under the amended law, Banco Central is required to determine the optimum level of international reserves and to distribute the excess to FONDEN and inform the National Assembly on an annual basis. The reform also required Banco Central to make a one-time special contribution to FONDEN of U.S.$6.0 billion from Venezuela’s foreign currency reserves. That deposit was completed on November 7, 2005. Since that date through December 31, 2007, approximately U.S.$17.0 billion was added by Banco Central. In 2008, Banco Central contributed an additional U.S.$1.5 billion to FONDEN and in 2009, Banco Central contributed an additional U.S.$12.3 billion to FONDEN. In 2010, Banco Central contributed an additional U.S.$7.0 billion to FONDEN and in 2011, Banco Central contributed an additional U.S.$3.5 billion to FONDEN.

In April 2011, President Chávez issued by law-decree the Law Creating the Special Tax on Extraordinary Prices and Exorbitant Prices in the International Oil Market, which repealed the provisions of the Banco Central Law governing PDVSA’s contributions to FONDEN. This Oil Windfall Profits Tax Law provides that the revenue from this tax be deposited directly into FONDEN and used to finance the Missions created by the government as well as infrastructure, road, health, education, communication, agriculture and food projects, among others.

Redenomination of the Bolívar

On March 6, 2007, President Chávez issued a law-decree that established a redenomination of the Bolívar, which became fully effective on January 1, 2008. Under the redenomination plan, all amounts expressed in the national currency before the redenomination were divided by 1,000. Effective January 1, 2008, the U.S. dollar exchange rate was set at Bs.2.14 = U.S.$1.00 for purchase operations and Bs.2.15 = U.S.$1.00 for sale operations. Since January 1, 2011, the U.S. dollar exchange rate has been set at Bs.4.2893 = U.S.$1.00 for purchase operations and Bs.4.30 = U.S.$1.00 for sale operations.

Employment and Labor

Labor Policies

The composition of the labor force in Venezuela has undergone substantial changes during the last 50 years. The most significant change has been a shift in employment from the primary sector, principally consisting of agricultural activities and petroleum and mining exploration and extraction, to the tertiary sector, principally consisting of services, finance, transportation, communications and Government employment.

According to INE, at December 31, 2011, approximately 44.6% of the Venezuelan labor force was engaged in the informal sector of the economy. At June 30, 2012, approximately 42.1% of the Venezuelan labor force was engaged in the informal sector of the economy. The informal sector is comprised of domestic workers, self-employed owners, laborers and non-paid family laborers.

Under the Economic Plan, the Government contemplates the integration of the informal sector into the economy. The Government intends to make technological and financial assistance available to informal sector participants on terms equivalent to those being offered to small- and medium-sized companies in the formal sectors of the economy.

The Economic Plan contemplates the implementation of programs to improve the skill level of the Venezuelan labor force and to promote an efficient labor market that would allow optimal mobility for Venezuelan workers. The Government also seeks to promote the improvement of wage levels throughout the productive sectors of Venezuela’s economy consistent with its desire to minimize the inflationary effects or expectations that could result from wage increases.

As part of the Chávez administration’s domestic initiatives, private companies in Venezuela are being asked to introduce “co-management” among workers and boards of directors as the preferred model of corporate governance. Under this initiative, companies are invited to adopt the model and have a minimum of 20% worker representation on their governing boards in order to receive new loans from state banks.

In 2010, the government implemented a new management model in the companies controlled by CVG and other companies in the basic industries sector, such as the state-owned steel company Sidor. Such management model is named “workers’ control” (“control obrero”). On May 15, 2010 President Chavez appointed a group of workers/presidents of CVG Alcasa who were in charge of implementing this new management model by creating working panels in the administrative and operative departments in which all workers can express their opinions and vote in order to take decisions. CVG Alcasa nearly closed its operations; with the help of this management model, however, the company has been able to improve its productivity. Sidor also successfully implemented this model and as a result, in the first quarter of 2011, production increased approximately 16% as compared to the fourth quarter of 2010.

In May 2012, a reform to the Labor Law was enacted in an effort to provide job stability and increase worker benefits. The main provision of the reform established a retroactive calculation of severance compensation since 1997 for current workers that have remained active since June 19, 1997. Under the reform, all unjust dismissals of workers are prohibited. If employers wish to dismiss an employee, they must now approach the court in order to determine whether or not there is a legal basis for that dismissal. The reform also establishes that all workers in Venezuela are entitled to a pension after retirement, generally age 55 for women and 60 for men, regardless of whether they were engaged in formal or informal employment. The reform mandates reduced working hours, eliminating outsourcing and increasing compensation for working on holidays. The number of working hours during the week was reduced from 44 to 40 and employees are now entitled to a mandatory 48 hour rest period each week.

Labor Force

As the labor force of Venezuela has grown in recent years, there have been numerous efforts to absorb the increasing number of workers in Venezuela, particularly persons migrating from rural to urban areas. Beginning in 2003, social Missions have led to significant improvements in the training and education of manufacturing and agricultural workers.

The rate of unemployment decreased from 9.3% at year-end 2006 to 6.8% at year-end 2007, which was due primarily to increased public sector opportunities including the expanding social Missions. At the end of 2008, the labor force totaled approximately 12.7 million and the rate of unemployment decreased to 6.1% at year-end 2008. At the end of 2009, the labor force totaled approximately 13.1 million. The rate of unemployment increased to 7.3% at year-end 2009, primarily due to the impact of the global economic crisis on the Venezuelan economy. At the beginning of 2011, the labor force totaled approximately 13.2 million. The rate of unemployment increased to 8.5% at year-end 2010, primarily due to the slow growth in labor demand since the national economy is still recovering. At the end of 2011, the labor force totaled approximately 13.5 million. The rate of unemployment decreased to 7.3% at year-end 2011.

The following table sets forth employment activity by sector for the periods indicated:

	Year Ended December 31,
	2007		2008		2009		2010		2011(1)
Labor Force:
Employed	11,665,469	93.2%	11,944,095	93.9%	12,116,233	92.7%	12,129,475	91.9%	12,516,049	92.7%
Unemployed	855,626	6.8	782,064	6.1	960,233	7.3%	1,036,664	8.5%	981,634	7.3%

Total	12,521,095	100.0	12,726,159	100.0	13,076,466	100.0%	13,193,139	100.0%	13,497,683	100.0%

By Sector:
Petroleum and Mining	93,501	0.8	102,872	0.9	105,549	0.9	129,568	1.1	130,639	1.0
Agriculture, Fishing and Hunting	964,242	8.3	1,036,584	8.7	1,056,131	8.7	961,591	7.9	947,624	7.6
Manufacturing	1,429,766	12.3	1,4000,310	11.7	1,410,686	11.6	1,399,008	11.5	1,351,400	10.8
Water, Electricity and Gas	52,245	0.4	54, 851	0.5	58,480	0.5	52,533	0.4	59,298	0.5
Construction	1,160,700	9.9	1,222,280	10.2	1,106,823	9.1	1,097,733	9.1	1,120,050	8.9
Commerce, Restaurant and Hotels	2,721,009	23.3	2,856,261	23.9	2,936,197	24.2	2,895,082	23.9	3,051,795	24.4
Transportation, Storage and Communications	992,256	8.5	1,020,641	8.5	1,031,967	8.5	1,126,307	9.3	1,.170,161	9.3
Financial Institutions, Insurance and Real Estate	606,428	5.2	599,589	5.0	641,288	5.3	644,426	5.3	701,153	5.6
Community, Social and Personal Services	3,618,485	31.0	3,613,187	30.3	3,732,302	30.8	3,778,253	31.1	3,954,800	31.6
Others	26,837	0.2	38,186	0.3	36,810	0.1	44,974	0.4	29,129	0.2

Total	11,665,469	100.0	11,944,095	100.0	12,116,233	100.0%	12,129,475	100.0%	12,516,049	100.0

(1)	Preliminary figures.

Source: INE.

Labor Regulations and Labor Liabilities

The Ley Orgánica del Trabajo, or the Organic Labor Law, sets forth minimum standards for employee benefits and working conditions, such as a minimum wage, a maximum number of working hours, mandatory holidays and vacations, minimum retirement, severance compensation and health and safety regulations.

The Organic Labor Law applies to private sector workers and to most public sector employees. The rights of other public employees, technicians and professionals are also regulated by the Law of Administrative Careers. Public sector wages are set by decree, in accordance with the labor laws and the Law of Collective Contracting of the Public Sector. Subject to minimum wage limitations set by the Government, private sector wages are competitive or set through collective bargaining contracts.

In June 1997, the Government reformed the Organic Labor Law. The reform implemented a tripartite agreement reached among the Government, employees represented by unions and their employers. The most significant reform was the elimination of the retroactive calculation of mandatory severance compensation for years of service. Previously, employers had been required to pay severance compensation for years of service calculated retroactively, based on an employee’s salary at the time of termination of the labor relationship, regardless of any changes in the salary over the course of the employment. The law required that severance pay accumulated through December 1996, referred to as the Labor Liabilities, be paid out within five years to both public and private employees. After December 1996, employers have been required to calculate severance compensation monthly, based on wages earned at that time, and deposit the amount in an account of the employee. The amounts deposited earn interest tax-free, which interest may be withdrawn by employees on a yearly basis. The account must accumulate during the entire period of employment and at the end of the employment relationship the entire amount can be withdrawn by the employee. Under defined circumstances, portions of the principal in the account may be withdrawn by the employee before the end of the employment relationship.

The Government has amended the 1997 labor law to provide for the payment of Labor Liabilities owed to public sector employees over a period of five years, together with interest, at a prescribed rate commencing in 1998. The Government has created a presidential commission to quantify and oversee the processing of the Labor Liabilities with respect to employees of the Central Government.

Since 1998, the Government has maintained a continuous effort to honor past Labor Liabilities. At December 31, 2007, the estimated total amount of the Government’s Labor Liabilities was calculated to be approximately Bs.25.8 billion. At December 31, 2008, the estimated total amount of the Government’s Labor Liabilities was calculated to be approximately Bs.31.2 billion and at December 31, 2009, the estimated total amount of the Government’s Labor Liabilities was calculated to be approximately Bs.19.1 billion. At May 31, 2011, the estimated total amount of the Government’s Labor Liabilities was calculated to be approximately Bs.24.5 billion. As of August 2012, the estimated total amount of the Government’s Labor Liabilities was calculated to be approximately U.S.$18.0 billion (Bs.77.4 billion). On August 2, 2012, the Republic issued Petrorinoco bonds denominated in Bolivars in order to address the existing Government Labor Liabilities. Each Petrorinoco bond is equivalent to Bs.1,000 and has an interest rate of 18% that will be paid on a quarterly basis. Government workers receiving the bonds have the option of collecting the interest on a quarterly basis, selling them to Banco de Venezuela at any time after August 23, 2012 or trading them on the Bicentennial Stock Exchange at any time after the first anniversary of their issuance. On August 23, 2012, the first U.S.$206.0 million (Bs.886.0 million) Petrorinoco bonds were issued to approximately five thousand current and former employees.

In April 2007, the Government extended a firing freeze for private and public sector workers governed by the Organic Labor Law, effective through December 31, 2007. Under the decree, workers may not be fired, demoted or transferred without just cause. On December 27, 2007 this freeze was extended for a period of one year through the end of 2008 and on December 29, 2008 and December 23, 2009, the freeze was extended again for a period of one year. On December 16, 2010, the freeze was further extended for an additional year through the end of 2011.

In May 2012, a reform to the Labor Law was enacted in an effort to provide job stability and increase worker benefits. The main provision of the reform established a retroactive calculation of severance compensation since 1997 for current workers that have remained active since June 19, 1997. Under the reform, all unjust dismissals of workers are prohibited. If employers wish to dismiss an employee, they must now approach the court in order to determine whether or not there is a legal basis for that dismissal. The reform also establishes that all workers in Venezuela are entitled to a pension after retirement, generally age 55 for women and 60 for men, regardless of whether they were engaged in formal or informal employment. The reform mandates reduced working hours, eliminating outsourcing and increasing compensation for working on holidays. The number of working hours during the week was reduced from 44 to 40 and employees are now entitled to a mandatory 48 hour rest period each week.

Minimum Wages

The Government sets the minimum salary for all public and private sector employees, which it adjusts as necessary to take into account changes in inflation and costs of living. The minimum wage has gradually increased over the years. In setting and adjusting minimum wages, the Government has attempted to address losses of purchasing power by the poorer segments of the Venezuelan labor force without creating an inflationary cycle.

The latest adjustment made to the monthly minimum wage occurred on April 26, 2011, in the form of a presidential decree which set the minimum wage for all public and private sector employees at Bs.1,407.47, or approximately U.S.$327, beginning May 1, 2011, representing a 15% increase over the previous minimum wage. In September 1, 2011, the monthly minimum wage for all public and private sector employees increased an additional 10% to Bs.1,548.21, or approximately U.S.$360. In May 1, 2011, the monthly minimum wage for all public and private sector employees was set at Bs.1,780.45, or approximately U.S.$414. As of September 1, 2012, the monthly minimum wage for all public and private employees was set at Bs.2,047.52, or approximately U.S.$476.

Reforms to the Social Security Laws

The Organic Law of Social Security took effect on December 30, 2002. This law sets forth substantial reforms to the national social security system. The services covered by the social security system are divided among three types of services: Health Services, Social Services and Housing Services. The responsibility of managing and administrating these services will be shared among the National Health System, the National Housing Bank, the National Geriatric and Gerontology Institute, the National Pension Institute, the National Employment Institute, the National Labor Health Institute and the Worker’s Training and Recreation Institute, which will each be in charge of their respective social services.

Under the terms of the Organic Law of Social Security, both workers and employers will contribute to a collective social security system managed by the Government. Under the social security system, workers in the informal sector of the economy will be able voluntarily to join the social security system and make the contributions necessary to enable them to receive a future retirement pension, with a subsidy by the Government of a certain percentage of their contributions. Along with contributions from employees, employers and the Government, the social security system is also financed by several other sources, including income from investments made with social security funds. The law created a Social Security System treasury with its own assets, distinct and independent from the National Treasury. This treasury’s main responsibilities include collecting, investing and distributing social security funds (which are exempt from all taxes).

On April 30, 2010, President Chávez issued a temporary Executive Decree No. 7401 that was in force until December 31, 2010. Under the Decree, all women 55 and older and men 60 and older who were not working and who previously made contributions to the social security system, but not enough to enable them to receive a retirement pension under the terms of the Organic Law of Social Security, could apply to receive a retirement pension. Participants that were not previously unqualified were still required to make the payments to become eligible, but were able to do so in installments until May 1, 2012. In the meantime, the Government assumed the responsibility of making these contributions.

On April 30, 2012, President Chávez issued a reform of the Social Security Law and its regulatory framework through Presidential Decree No. 8,921, published in Official Gazette No. 39,912. Under the reform, self-employed citizens now have the ability to contribute to the social security system in order to become eligible to receive social security benefits.

Labor Unions

Venezuela has numerous labor unions. Unión Nacional de Trabajadores de Venezuela, or UNT, and CTV are among the largest labor unions in Venezuela. From 2007 to 2009, there was an increase in the number of labor unions, due in part to the nationalizations of the various sectors of the Venezuelan economy. In 2009, there were 6,000 registered labor unions as compared to 1,200 in 1998.

Unions engage in collective bargaining primarily involving the negotiation of contracts on an industry-wide basis. Strikes and lockouts are permitted, but conciliation procedures must be observed prior to calling a strike or lockout.

Pursuant to the 2012 reform of the Labor Law, labor unions must be registered with the National Registry of Union Organizations (Registro Nacional de Organizaciones Sindicales). This registry is expected to be available by 2013.

Poverty and Income Distribution; Education

Poverty and Income Distribution

The Government differentiates between extremely poor, poor and non-poor households based on census survey examinations with respect to qualitative factors such as access to electricity and potable water and the number of persons per dwelling unit. INE defines “extremely poor” as individuals who lack sufficient resources to obtain a subsistence-level basket of foodstuffs and “poor” as individuals who have resources sufficient to obtain two times a subsistence-level basket of foodstuffs.

The following table provides statistics comparing the number and percentage of extremely poor, poor and non-poor households in Venezuela for the indicated years:

	2007		2008		2009		2010		2011
	Total	%	Total	%	Total	%	Total	%	Total	%
Households:
Non-Poor	4,522,513	71.5%	4,672,317	72.5%	4,836,736	73.3%	4,959,361	73.1%	5,049,544	73.3
Poor
Extremely Poor	497,427	7.9	487,485	7.6	495,863	7.5	467,726	6.9	482,636	7.0
Non-Extremely Poor	1,307,201	20.7	1,287,584	20.0	1,264,449	19.2	1,360,303	20.0	1,353,591	19.7

Total	1,804,628	28.5	1,775,069	27.5	17,60,312	26.7	1,828,029	26.9	1,836,227	26.7

All Households	6,327,141	100.0%	6,447,386	100.0%	6,597,048	100%	6,787,390	100%	6,685,771	100%

Population:
Non-Poor	17,704,193	66.4%	18,206,429	67.4%	18,843,689	68.2%	18,916,483	67.5%	19,408,077	68.1%
Poor
Extremely Poor	2,559,833	9.6	2,483,598	9.2	2,443,293	8.8	2,422,355	8.6	2,450,621	8.6
Non-Extremely Poor	6,412,957	24.0	6,335,094	23.4	6,349,166	23.0	6,702,792	23.9	6,630,320	23.3

Total	8,972,790	33.6	8,818,692	32.6	8,792,459	31.8	9,125,147	32.5	9,080,941	31.9
Total Population	26,676,983	100.0%	27,025,121	100.0%	27,636,148	100.0%	28,041,630	100%	28,489,018	100%

Source: INE.

The percentage of poor and extremely poor among the Venezuelan population decreased from 33.6% in the second half of 2007 to 31.9% in the second half of 2011. In addition to stimulating real growth in the economy and increasing job opportunities, the Government aims to emphasize the primary education system to improve educational and technological skills among the future Venezuelan workforce, decentralize health and education support systems and reform social security and pension systems.

The following table compares statistics for the distribution of income or consumption in Venezuela and other Latin American countries:

	Venezuela(1)	Brazil(1)	Chile(1)	Colombia(1)	Mexico(1)	Peru(1)
Survey Year	2006	2009	2009	2010	2008	2010
Gini Index(2)	44.8	54.7	52.9	55.9	48.3	48.1
Lowest 10%	1.2	0.8	1.5	0.9	1.8	1.4
Lowest 20%	4.3	2.9	4.3	3.0	4.7	3.9
Second 20%	7.2	7.1	7.9	6.8	8.9	8.3
Third 20%	14.6	12.4	11.7	11.2	13.1	13.6
Fourth 20%	22.2	19.0	18.4	18.8	19.9	21.5
Highest 20%	49.4	58.6	57.7	60.2	53.7	52.6
Highest 10%	33.7	42.9	42.8	44.4	38.7	36.1

(1)	Rankings are based on per capita income. Data refers to income shares by percentile of the population.
(2)	Gini index measures the extent to which the distribution of income among individuals within a country deviates from a perfectly equal distribution. A value of 0 represents perfect equality and a value of 100 represents perfect inequality.

Source: World Bank 2012 World Development Indicators, updated as of February 28, 2012.

Education and Other Sustainable Development Factors

According to the Human Development Index, referred to as the HDI, a measure used by the United Nations Development Program, or UNDP, Venezuela ranks 73rd among the 187 countries in the world in the UNDP’s Human Development Report for 2011.

The HDI provides a composite measure of three dimensions of human development: living a long and healthy life (measured by life expectancy), being educated (measured by adult literacy and enrollment at the primary, secondary and tertiary level) and having a decent standard of living (measured by purchasing power parity, or PPP, and income). The HDI provides a broad prism for viewing human progress and the complex relationship between income and well-being. According to the UNDP’s Human Development Report for 2011, the HDI for Venezuela was 0.735 for the year ended December 31, 2011.

The following table summarizes the statistics for social factors related to the HDI in Venezuela and the other six largest economies in Latin America:

HDI Rank	HDIndex and its Components	Education and Health	Multidimensional Poverty Index(1)
	Life Expectancy 2011	Adult literacy rate 2005-2010 (% of ages 15 and older)	Poor Population without access to clean water 2000-09		U.S.$1.25 a day (PPP U.S.$)(2) 2000-09	National poverty line 2000-09
44 Chile	79.1	98.6%	n.a.	%	< 0.8%	15.1
45 Argentina	75.9	97.7	0.2		0.9	n.a.
57 Mexico	77.0	93.4	0.6		3.4	47.4
80 Peru	74.0	89.6	14.1		5.9	34.8
84 Brazil	73.5	90.0	1.0		3.8	21.4
73 Venezuela	74.4	95.2	n.a.		3.5	29.0
87 Colombia	73.7	93.2	2.4		16.0	45.5

Data	refers to the most recent year available.
(1)	Data refers to the most recent year available during the period specified.
(2)	Personal Purchasing Power used to measure the poverty line.

n.a.:	Not available.

Source: UNDP, Human Development Report, 2011 (statistics for the largest seven economies of Latin America).

While the extremely poor in Venezuela are severely challenged by a lack of access to basic necessities, some positive signs of sustainable development are present. The adult literacy rate was 95.2% in 2007. Venezuela is ranked in the category of “medium human development” in terms of overall profile and HDI trends, South-North gaps, child survival, health, food security, education imbalances, communications, social investment and natural resource usage.

PRINCIPAL SECTORS OF THE VENEZUELAN ECONOMY

Petroleum and Natural Gas

General

The petroleum sector has been the cornerstone of the Venezuelan economy for the past 50 years. It represents the principal source of revenues, foreign exchange earnings and stimulus for economic, industrial and social change. According to BP Statistical Review of World Energy 2012, Venezuela is a member of OPEC and is the world’s eleventh-largest oil producer. It has the largest proven oil reserves in the world, the eighth-largest proven natural gas reserves in the world and the largest proven reserves of both oil and natural gas in Latin America. Venezuela is the third-largest oil exporter to the United States. From 2007 through 2011, petroleum products accounted for an average of approximately 91.1% of Venezuela’s total exports. During the same period, petroleum sector revenues accounted for an average of approximately 43.6% of Venezuela’s total Central Government revenues and petroleum sector activities accounted for an average of approximately 10.4% of GDP. In 2011, petroleum activities accounted for approximately 11.9% of GDP, compared to approximately 11.8% in 2010.

Recent Projects in the Oil Industry

PDVSA has undertaken a series of major projects in recent years. Some notable projects include the following:

•

Plataforma Deltana Project: A project that seeks to develop and explore non-associated gas located off-shore in an area of 9,441 square km. The main objective of the project is to improve and develop new non-associated gas reserves to meet domestic market demand as well as for exportation of new reserves. The Plataforma Deltana project is expected to produce 730 million cfd. The budget for the project is approximately U.S.$1.8 billion, of which U.S.$249 million had been invested as of December 31, 2011.

•

Complejo Industrial Gran Mariscal de Ayacucho (Mariscal Sucre Gas Project ): A project consisting of constructing the necessary infrastructure to incorporate off-shore gas production into the domestic market. During 2009, the first delivery of equipment and materials was made for the construction of the Planta de Acondicionamiento de Gas al Mercado Interno in the Complejo Industrial Gran Mariscal de Ayacucho. The complex will include a power generation facility, and seven electrical substations and a power distribution system. The project is expected to produce an estimated 1.2 billion bcf and 37,000 barrels of condensate daily. The budget for the project is U.S.$15.7 billion, of which U.S.$4.2 billion has been invested as of December 31, 2011. The project is scheduled to be completed in 2014.

•

Morichal, San Tomé and Cabrutica Districts Enhancement Project: A project consisting of developing underground and surface production plants to enhance the average production of the Morichal, San Tomé and Cabrutica districts. The venture seeks to achieve 879 thousand bpd average oil production (with a maximum production expected for 2024 at 1.1 million bpd) and a 604 million cfd average gas production. The estimated investment of this project is U.S.$10.9 billion, of which U.S.$753 million has been invested as of December 31, 2011.

•

The Anaco Gas Project: A project seeking to satisfy the Venezuelan demand for gas in two phases. The project includes designing and building the facilities anticipated to yield a production of approximately 2,559 million cfd of gas and approximately 34.6 thousand bpd of associated light crude. The total estimated capital investment for the project is U.S.$2.7 billion. As of December 31, 2011, the total investment in the project amounted to approximately U.S.$2.0 billion.

•

Jose Fifth Train Project: A project seeking to allocate natural gas production from the operational Eastern Areas. The project includes a unit with the capacity to produce 50 thousand bpd of natural gas and a pipeline to transport natural gas from the new natural gas extraction plant to Jose. The project will also expand the marine terminal of the Jose Condominium and construct and expand natural gas pipelines. The estimated capital investment for the project is U.S.$968 million. The project is estimated to be completed in 2015. As of December 31, 2011, the total investment in the project amounted to approximately U.S.$651 million.

•

Sistema Nor Oriental de Gas (SINORGAS) Project: A project seeking to build gas transportation infrastructure required to handle future gas production from off-shore areas in the northeast, and to satisfy the local gas demand of the refining, industrial and domestic sectors. The estimated capital investment for the project is U.S.$2.2 billion. The completion of this project is scheduled for 2015. As of December 31, 2011, the total investment in the project amounted to approximately U.S.$922 million.

•

Tren San Joaquin Project: A project seeking to construct facilities that will process and service a natural gas plant in Anaco with a 1.0 billion cfd capacity, generating 50 thousand bpd of natural gas and 890 million cfd of residual gas for Venezuela’s gas transportation system. The completion of this project is estimated to be the second quarter of 2015. The estimated cost of the project is U.S.$1.6 billion. As of December 31, 2011, the total investment in this project amounted to approximately U.S.$518 million.

•

Deep Conversion Project at Puerto La Cruz Refinery: A project consisting of revamping distillation units in order to process 80 to 90 thousand bpd of heavy crude oil and 40 thousand bpd of Santa Bárbara 40° API. The project also involves the construction of a 130 thousand bpd vacuum distillation unit and a 50 thousand bpd deep conversion plant. The refinery is expected to reduce the amount of residuals while increasing the production of gasoline and diesel. The estimated capital investment for the project is U.S.$5.2 billion. The completion of this project is scheduled for 2014. As of December 31, 2011, the total investment in the project amounted to approximately U.S.$1.3 billion.

•

Deep Conversion Project at the El Palito Refinery: A project seeking to develop all the engineering phases to install a hydrotreater, reforming units and a deep conversion unit, taking into account the impact in industrial services, storage, docking capacity, tankage, and auxiliary plants, all of which involve a major refinery expansion of El Palito. The primary objectives of the project are to increase refinery processing capacity of crude oil, minimize residual production while increasing high quality product yields. The estimated capital investment for the project is U.S.$3.3 billion. The completion of this project is scheduled for 2016. As of December 31, 2011, the total investment in the project amounted to approximately U.S.$367 million.

•

The Cabruta and Batalla de Santa Inés Refineries: The Santa Inés project seeks to design and process 100 thousand bpd of 28° API. The refinery is expected to be completed in two phases; the first in 2013 and the second in 2015. The Cabruta project is being designed to process 221 thousand bpd of 8.5° API from the Orinoco Oil Belt. The refinery is also designed to produce high quality refined products, such as gasoline, distillates and jet fuel, for export. The estimated capital investment for the Cabruta refinery and the Batalla de Santa Inés refinery is U.S.$14.0 billion and U.S.$3.0 billion, respectively. As of December 31, 2011, the total investment in the project amounted to approximately U.S.$122 million for the construction of the Batalla de Santa Inés refinery.

•

The Pirital I Project: A project that involves the construction and use of a deep extraction facility for ethanol and natural gas with a processing capacity of 1.0 billion cfd, together with the transportation of products for local consumption in Pirital, in the state of Monagas. The completion of this project is scheduled for 2016. The estimated cost of this project is U.S.$1.7 billion. As of December 31, 2011, the total investment in this project amounted to approximately U.S.$15 million.

Recent Disputes Concerning the Oil Industry

In February 2007, President Chávez issued a law-decree under the authority conferred by the 2007 Enabling Law, pursuant to which the existing four Orinoco Belt heavy oil projects that had been established in the 1990s as joint ventures controlled by private sector petroleum companies, Petrozuata, Sincor, Cerro Negro and Hamaca, were mandatorily converted into Mixed Companies, in which Corporación Venezolana del Petróleo, or CVP, a wholly-owned subsidiary of Petróleos de Venezuela, S.A., referred to as PDVSA, or another PDVSA subsidiary, holds an equity interest of at least 60% in accordance with the Hydrocarbons Law. The Ministry of Popular Power for Energy and Petroleum, or MPPEP, was required to make a valuation of each new Mixed Company in order to determine the fair value of the participation of the PDVSA subsidiary in each Mixed Company and to provide any economic or financial adjustment as necessary. The law-decree also provided that existing profit-sharing agreements for the exploration of the Golfo de Paria Oeste, Golfo de Paria Este and the blocks known as La Ceiba, as well as Orifuels Sinovensa, S.A., must be converted into Mixed Companies.

In May 2007, CVP completed the acquisition process with respect to the four Orinoco Belt strategic associations, Petrozuata, Sincor, Cerro Negro and Hamaca. In June 2007, Chevron Texaco, Statoil, Total, BP, Eni SpA (ENI), Petroleum & Chemical Corp (Sinopec) and Ineparia agreed to convert their participations in the four Orinoco Oil Belt projects into Mixed Companies controlled by PDVSA, increasing PDVSA’s average participation in the projects to 78%. In May 2007, Moody’s downgraded its credit rating on the Cerro Negro project from B1 to B3 and in June 2007, Moody’s downgraded its credit ratings on the remaining three Venezuelan heavy oil projects (Hamaca, Petrozuata and Sincor) from B1 to B2. Between December 2007 and September 2008, Moody’s withdrew its credit ratings of all three Venezuelan heavy oil projects following the repayment and restructuring of the debt as a result of the negotiations with the lenders.

ExxonMobil and ConocoPhillips, the majority partners in the Cerro Negro and Petrozuata projects, respectively, have failed to reach a financial agreement with PDVSA regarding the required sale of their ownership interests. As a result, an ExxonMobil affiliate filed a request for arbitration with ICSID because of its having been unable to successfully negotiate the terms of, or agree on the value of, the assets in the Cerro Negro project being transferred to the Republic. Prior to the enactment of the law-decree, ExxonMobil had a 41.7% interest in the Cerro Negro project. On January 25, 2008 the ExxonMobil affiliate commenced an additional arbitration under the rules of the International Chamber of Commerce (“ICC”).

On December 27, 2007 and January 8, 2008 the ExxonMobil affiliate obtained from the U.S. District Court for the Southern District of New York an attachment order totaling U.S.$315 million against accounts of a PDVSA affiliate and on January 25, 2008 the ExxonMobil affiliate obtained a freezing injunction from the High Court of Justice in London preventing the removal or non-ordinary course disposition of up to U.S.$12.0 billion in assets of PDVSA and its affiliates in the United Kingdom and the non-ordinary course disposition of up to that amount of assets elsewhere in the world. On March 18, 2008, the High Court of Justice in London lifted the U.S.$12.0 billion freeze order. A court in the Netherlands has issued an order relating to the freezing of certain PDVSA assets in the Netherlands and in the Netherlands Antilles. On June 10, 2010, the ICSID tribunal ruled on the first phase of the case, which focused solely on jurisdictional issues and not on the merits of the claims nor the damages. According to the decision, the ICSID tribunal has jurisdiction only over disputes that occurred after February 2006. In October 2010, ExxonMobil reduced the amount it was seeking through international arbitration from U.S.$12.0 billion to U.S.$7.0 billion plus interest. The hearing on all issues in the arbitration concluded on September 24, 2010 and both parties filed post-hearing briefs on the merits of the case on May 24, 2012. It is expected that a decision will be rendered in 2012.

On December 23, 2011, an ICC arbitral award was rendered against PDVSA in conection with the nationalization of Exxon Mobil assets in Venezuela. The Tribunal awarded U.S.$908 million, out of the U.S.$7.0 billion it was originally seeking, after finding PDVSA contractually liable for discriminatory measures imposed on the Cerro Negro oil project. The panel also allowed counterclaims by the state totalling U.S.$161.0 million, representing debts owed by ExxonMobil to PDVSA. PDVSA stated that it will deduct U.S.$191.0 million owed by Exxon for bonds issued to finance the project and U.S.$300.0 million in funds that Exxon succeeded in freezing in New York in 2007. On February 15, 2012, PDVSA paid U.S.$250 million to Exxon Mobil in order to comply with the rest of the ICC award.

On May 7, 2009, the National Assembly passed the Organic Law Reserving to the State the Goods and Services Related to the Primary Activities of the Petroleum Sector (Ley Orgánica que Reserva al Estado Bienes y Servicios Conexos a las Actividades Primarias de Hidrocarburos), published on Official Gazette No. 39,173. This Law granted the President the power to declare a total or partial nationalization of stock or assets of companies that are essential to the primary activities in the petroleum industry. Since the enactment of the law, PDVSA, or its affiliates, have taken possession of several companies’ assets and assumed control of operations of nationalized entities, including employment of petroleum sector employees. Under this law, any controversy arising from actions taken under the law will be heard exclusively in Venezuelan tribunals under Venezuelan law. Since the passage of this law, the Republic has acquired over 75 companies from the petroleum sector.

On February 16, 2010, New Orleans-based company Tidewater, Inc., which provided transportation services to petroleum companies in Venezuela, initiated an arbitration proceeding against PDVSA resulting from the Republic’s takeover of 15 company vessels in May and July 2009 as well as the Republic’s takeover of the company’s operations in Lake Maracaibo and the Gulf of Paria. From February 29, 2012 to March 1, 2012, the tribunal held a hearing on jurisdiction in Washington, DC.

On March 26, 2010, Simco Consortium, formed by Wood Engineering Limited, filed an arbitration request against PDVSA before the ICC, claiming that PDVSA had breached a contract for the provision of water treatment and injection services in Lake Maracaibo. Simco seeks damages in the amount of approximately U.S.$62.2 million and a local currency payment of Bs.163 million (U.S.$37.9 million). The Tribunal was formed on December 2, 2010 and the parties filed their briefs in 2011. The hearing is expected to take place during 2012.

On April 12, 2010, Houston-based Exterran Holdings, through its subsidiary Universal Compression International Holdings, S.L.U., filed an ICSID arbitration proceeding against PDVSA resulting from the nationalization of its gas services support business in the Republic. Universal Compression Holdings principally operated compression pumps used to extract and transport natural gas as well as electrical generators in Venezuela. The tribunal held a hearing on the merits in Washington, DC from July 9, 2012 to July 13, 2012. The proceeding was suspended as of July 20, 2012 due to a proposed disqualification for an arbitrator of the case. On August 8, 2012, the parties agreed to suspend the ICSID arbitration after agreeing on a settlement of U.S.$442.0 million for the nationalized assets, with U.S.$177.0 million in cash and the remaining U.S.$265.0 million made in periodic installments through 2016.

The Government of Venezuela contends that nationalized oil rigs and power plants are being utilized by PDVSA with a view to increasing oil production and the capacity of the electricity grid. On June 30, 2010, Venezuela took control of eleven oil rigs that were the property of U.S. driller Helmerich & Payne, Inc., or H&P, after H&P and PDVSA could not agree on renegotiated rates and service plans. PDVSA submits that it plans to use the drills to increase oil production by approximately 300,000 bpd and to strengthen the country’s sovereignty over the oil sector. On September 23, 2011, H&P brought a U.S. claim in the courts of the District of Columbia against PDVSA and the Republic. H&P claimed unspecified damages resulting from the nationalization of the eleven oil rigs. As of July 2012, the case remained in the preliminary stages of litigation.

Petróleos de Venezuela, S.A.

In order to manage the assets acquired by the nationalization of the domestic oil industry, the Government decided to create PDVSA in 1975 by giving the Republic the sole ownership of the company. PDVSA’s charter documents provide that the President of Venezuela designates the members of PDVSA’s board of directors by executive decree.

Since its inception in 1975, PDVSA has been operating as a state-owned commercial entity vested with commercial and financial autonomy. PDVSA is regulated by MPPEP and it is entitled to retain an amount in foreign currency denomination in order to meet its foreign currency-denominated investments and expenses. From 2005 to April 2011, the balance of such proceeds, net of all applicable corporate income taxes, dividends and royalties, was required to be transferred to FONDEN to be used for social, educational, health care, liability management and special and strategic purposes. On April 2011, the Decree with Force of Law Creating the Special Tax on Extraordinary Prices and Exorbitant Prices in the International Oil Market was published, superseding the former dispositions of the Banco Central Law governing PDVSA’s contributions to FONDEN. For more information on FONDEN, refer to “The Financial System—FONDEN”.

PDVSA, the most important contributor to Venezuela’s GDP, exports and fiscal revenues, is responsible for coordinating most aspects of the petroleum industry, including administration, planning, operations, domestic and foreign marketing and capital investment. From 1978 through January 2006, PDVSA was responsible for the petrochemical sector, but this is now the responsibility of MPPEP. Since 1985, PDVSA has also been responsible for the development of coal resources located in western Venezuela, although in 2004, substantial responsibilities in this regard were transferred to Carbozulia, a fund for both regional development and for the development of Venezuela’s bitumen resources. Through its subsidiaries, PDVSA supervises, controls and develops the petroleum, gas and coal industries in Venezuela.

MPPEP oversees all activities with respect to hydrocarbons and determines overall policies concerning rates of production, new investments and resource conservation. In addition, MPPEP is the chair of PDVSA’s General Shareholders’ Assembly, which sets PDVSA’s general policy. Currently, the minister of MPPEP is also serving as president of PDVSA.

In March 2004, PDVSA modified its organization structure in order to (1) enhance internal control of its operations, (2) improve its corporate governance, (3) align its operating structure with the long-term strategies of its shareholder and (4) adhere to the Hydrocarbons Law with respect to the separation of different national oil industry activities. In September 2008, the Government appointed a new board of directors for PDVSA, comprised of the President, two Vice-Presidents, six internal directors and two external directors. At that time, PDVSA’s new board of directors was sworn in and Rafael Ramírez was ratified as president of PDVSA. In May 2011, the Government appointed a new board of directors of PDVSA, which replaced the one designated in 2008. The new board is comprised of the President, two Vice-Presidents, five internal directors and three external directors. Rafael Ramírez, Minister of MPPEP, was ratified again as president of PDVSA.

PDVSA is structured into vertically-integrated geographic divisions to manage its upstream operations, including exploration, production and upgrading. These divisions are referred to as the Eastern Division, the Southern Division and the Western Division, the Orinoco Oil Belt Division and the Offshore Division and are managed by the Vice Presidency of Exploration and Production. Venezuela’s downstream operations are located in certain regions in Venezuela, the Caribbean, North America, South America, and Europe.

PDVSA’s business strategy is to pursue the development of Venezuela’s hydrocarbon resources with the support of both national and foreign private capital, to maximize the value of oil and gas, and to ensure its financial strength and stability. PDVSA’s Oil Opening Plan (Plan Siembra Petrolera) was updated in 2011, focusing on the impact of the global financial crisis on economic growth and global oil demand. The plan is fundamentally based on the guidelines established by the shareholder, which are as follows:

•	improving the labor relations by allowing the participation of all workers in developing guidelines, policies and strategies of oil development plans of PDVSA;

•	improving business operations with efficient scientific practices, techniques and management;

•	improving safety, hygiene, environmental protection and remediation for the fair use and exploitation of hydrocarbons;

•	continuing the transformation process of becoming a state company with social values;

•	diversifying its technology by developing it within PDVSA and ensuring complete technology transfers by implementing a comprehensive industrialization policy;

•	continuing to develop activities, programs and projects necessary to minimize the environmental impact of operations;

•	ensuring self-sufficiency in energy supply for the Petroleum Industry.

According to the Oil Opening Plan, PDVSA’s main objectives include increasing the following by the year 2018: production capacity to 5,819 million bpd; refining capacity to 4.1 billion bpd; crude oil export volume to 4.8 billion bpd; and natural gas production to 11.8 billion cubic feet per day. The Oil Opening Plan also calls for the development of the Orinoco-Apure region to become a significant petrochemical region for the Republic.

PDVSA and the Venezuelan Economy

PDVSA is the largest corporation in Venezuela. As of December 31, 2011, PDVSA’s total assets were U.S.$182.0 billion, compared to U.S.$151.8 billion at December 31, 2010, U.S.$149.6 billion at December 31, 2009, U.S.$131.8 billion at December 31, 2008 and U.S.$107.7 billion at December 31, 2007. At December 31, 2011, PDVSA’s long-term debt and capital lease obligations (excluding its current portion) were U.S.$32.5 billion, compared to U.S.$21.3 billion at year-end 2010. PDVSA’s total debt and capital lease obligations (including its current portion) as of December 31, 2011 totaled U.S.$34.8 billion, compared to U.S.$25.0 billion at year-end 2010.

PDVSA’s consolidated results are affected primarily by the volume of crude oil produced and variations in the general price levels of hydrocarbons. The level of crude oil production and the capital expenditures needed to achieve such level of production have been among the principal factors determining PDVSA’s financial condition and results of operations. The importance of these factors is expected to continue during the foreseeable future.

Because PDVSA is the single largest contributor to Venezuela’s GDP, exports and fiscal reserves, it has a significant influence on the Venezuelan economy. PDVSA is responsible for, among other things, making substantial royalty, dividend and tax payments to the Government and supporting Venezuela’s social development.

Domestic Subsidies for Fuel Consumption

Refined products for the local market are sold at a subsidized price. For this reason, pursuant to a resolution issued by MPPEP, PDVSA discounts from the royalties received the difference between the settlement price of the royalty and U.S.$40.00 per barrel for volumes subsidized for the local market. The continued existence of such price controls will continue to reduce the Republic’s resource revenues.

Hydrocarbons Law

On November 13, 2001, under the enabling law authorized by the National Assembly, President Chávez enacted the Hydrocarbons Law, which came into effect in January 2002 and replaced the Hydrocarbons Law of 1943 and the Nationalization Law of 1975. Among other matters, the new Hydrocarbons Law, as amended, provides that all oil production and distribution activities are the domain of the Venezuelan state. Every activity relating to the exploration and exploitation of hydrocarbons and their derivatives is reserved to the Government, which may undertake such activities directly or through instrumentalities controlled by Venezuela through an equity participation of more than 50%.

Under the Hydrocarbons Law of 2001, the Republic is responsible for performing industrial and commercial activities reserved for the Government, such as the separation, purification and transformation of natural hydrocarbons and byproducts. In certain instances, the Republic may perform the reserved activities through companies owned exclusively by the Republic or through related Mixed Companies in which the Government owns a high percentage of shares.

The Hydrocarbons Law of 2001 decreased the income tax rate for oil exploration and production activities from 67.7% to 50% and to 34% for downstream activities. It increased the extraction royalty rate from 16.7% to 30%, which royalties are deductible for purposes of calculating income tax.

The Hydrocarbons Law of 2001 also modified other taxes with respect to hydrocarbons. Under the surface area tax, every square kilometer or fraction thereof which has been granted for exploration but which has not been used for that purpose will be taxed 100 tributary units per year. This tax was increased by 2% every year through 2007 and then 5% annually thereafter. The Hydrocarbons Law of 2001 provides for a tax on developer consumption of 10% of the retail price on each cubic meter of petroleum products produced and used by the developer to fuel its own operations. The law also imposes a tax of 30% to 50% of the retail price on each liter of petroleum product sold in the Venezuelan domestic market. This tax on retail purchases is levied annually by the National Assembly in the Budget Law and is to be paid monthly to the National Treasury.

In May 2006, the Hydrocarbons Law was partially amended in order to, among other matters, create an extraction tax imposed at a fixed rate of one-third the value of all liquid hydrocarbons extracted from any well, calculated on the same basis as the Hydrocarbons Law provides for calculating royalties, and an export registration tax of 1/1,000 of the value of all hydrocarbons exported from any port in Venezuela, calculated on the sales price of such hydrocarbons. Mixed Companies are subject to a special advantage tax that consists of (a) a 3.33% royalty payment on the volumes of hydrocarbons extracted in areas designated by PDVSA and (b) the difference, if any, between (i) 50% of the value of hydrocarbons extracted in those areas, and (ii) the taxes already paid to the Republic for those hydrocarbons extracted.

In February 2007, President Chávez issued a law-decree pursuant to which existing Orinoco Belt projects, namely Petrozuata, Sincor, Cerro Negro and Hamaca, were required to be converted into Mixed Companies in which CVP or another PDVSA subsidiary holds an equity interest of at least 60% in accordance with the Hydrocarbons Law. Pursuant to this law-decree, operators of the Orinoco Belt project became Mixed Companies, with PDVSA the majority owner of the operations. For more information on these acquisitions and related proceedings, refer to “—Recent Developments Concerning the Oil Industry”.

Stabilization Fund

PDVSA was originally required to make deposits to the Stabilization Fund equivalent to 50% of its revenues from export sales in excess of U.S.$9.00 per barrel, net of taxes related to such sales. However, in October 2001 and again in 2002, the Government introduced reforms to laws governing the Stabilization Fund and, among other changes, suspended contributions for the last quarter of 2001 and the years 2002 and 2003. In November 2003, the Stabilization Fund Law was amended again, requiring PDVSA to contribute to the fund 50% of the surplus (if any) calculated as the difference between oil export revenue for each calendar year, calculated in U.S. dollars, and the average of oil export revenue for the three preceding calendar years, net of taxes. Upon the effectiveness of the October 2005 amendment to the Stabilization Fund, PDVSA was no longer required to make contributions to the Stabilization Fund.

Deposits made to the Stabilization Fund may be used in the event of a decrease in the fiscal income provided by petroleum, a decrease in the income provided by the oil and by-products exports as compared to the average of such income collected during the last three calendar years, or in the event of a national state of emergency.

Since 2004, the Stabilization Fund law established that no new contributions would be made to the Stabilization Fund. In 2005, PDVSA’s contributions were established as discretionary. At December 31, 2011, the balance in the Stabilization Fund was approximately U.S.$3.0 million.

For more information, refer to “The Venezuelan Economy—Economic Policy and Legistation—Stabilization Fund”.

Taxes

Domestic sales of petroleum products in Venezuela are subject to a value-added tax, which as of March 26, 2009 was set at 12%. As exporters, each of PDVSA’s subsidiaries operating in Venezuela is entitled to a refund of a significant portion of value-added taxes paid. The Venezuelan Government reimburses taxes through special tax recovery certificates, or CERTs. PDVSA did not recover any CERTs during 2007, 2009, 2010 and 2011. In 2008, PDVSA recovered approximately U.S.$682 million in CERTs.

PDVSA and its Venezuelan subsidiaries are entitled to a tax credit for new investments of up to 12% of the amount invested. In the case of PDVSA Petróleo, S.A., referred to as PDVSA Petróleo, however, such credits may not exceed 2% of its annual net taxable income and, in all cases, the carry-forward period cannot exceed three years.

In April 2005, the Government announced that the income tax rate applicable to 32 oil operating contracts would be raised from 34% to 50% and the operating agreements would be converted into joint ventures with PDVSA. The contracts date from 1992-1997 and the increase does not apply to extra-heavy crude ventures. The Hydrocarbons Law also increased royalties and requires PDVSA to have at least a 51% participation in new upstream oil projects.

On April 15, 2008, the National Assembly enacted the “Law Creating a Special Contribution Deriving from Extraordinary Crude Prices in the International Markets” (Ley de Contribución Especial Sobre Precios Extraordinarios del Mercado Internacional de Hidrocarburos). Pursuant to this law, in any month in which the average Brent oil price for such month exceeds U.S.$70 per barrel, oil and derivatives exporters (including PDVSA) must pay a tax on their exports calculated by multiplying the number of barrels they export in such month by 50% of the excess of the average Brent price per barrel for such month over U.S.$70. In any month in which the average Brent price is greater than U.S.$100, the tax is assessed at the foregoing rate for the first U.S.$30 of the excess over U.S.$70 and at 60% of the excess of the average Brent price over U.S.$100. The contributions received from this tax are paid monthly to FONDEN to carry out social production, development and infrastructure projects.

On April 21, 2011, President Chávez issued by law-decree an increase in the windfall tax on petroleum companies in light of rising oil prices. This law supersedes the Law Creating a Special Contribution Deriving from Extraordinary Crude Prices in the International Markets of 2008 and repeals the provisions of the Banco Central Law governing PDVSA’s contributions to FONDEN. Pursuant to the new law, in any month in which the average Brent crude oil prices exceeds the budgeted price per barrel, but less than U.S.$70 per barrel, oil and derivatives exporters (including PDVSA) must pay a tax on their exports calculated by multiplying the number of barrels they export in such month by 20% of the excess of the average Brent price per barrel for such month that range between the budgeted price per barrel and U.S.$70. In any month in which the average Brent price is between U.S.$70 and U.S.$90 per barrel, the tax is assessed at 80% of the total amount of the difference between both prices. In any month in which the average Brent price is between U.S.$90 and U.S.$100 per barrel, the tax is assessed at 90% of the total amount of the difference between both prices. Finally, in any month in which the average Brent price is greater than U.S.$100, the tax is assessed at 95% of the excess of the average Brent price over U.S.$100. The contributions received from this tax are paid monthly to FONDEN to carry out social production, development and infrastructure projects.

On February 23, 2012, the Oil Windfall Profits Tax Law was further amended by law-decree No. 8,807, published in Official Gazette No. 39,871, dated February 27, 2012. The amendment adds the national productive sector as an additional category that will receive contributions from this tax. In addition, the amendment establishes that FONDEN will now obtain funds through BCV for its local currency needs and through PDVSA for its foreign currency needs. Transfers from PDVSA to FONDEN are paid in U.S. Dollars unless FONDEN requires otherwise; in such cases, PDVSA must first sell the U.S. Dollars to BCV in exchange for Bolivars before providing them to FONDEN.

Social Fund

Article 5 of the Hydrocarbons Law mandates that all revenues generated by the Venezuelan Government from oil activities be used to promote health programs, contribute to macroeconomic stabilization funds and make investments in productive sectors of the economy. In this respect, PDVSA has made significant contributions to social programs, promoting and participating in Venezuela’s social and economic development. For the years 2007 through 2011, PDVSA spent approximately U.S.$14.1 billion, U.S.$14.7 billion, U.S.$3.5 billion, U.S.$7.0 billion and U.S.$30.1 billion, respectively, in support of social projects developed by the Government.

Results of Operations

Results of Operations for 2011

For the year ended December 31, 2011, PDVSA’s revenues were U.S.$124.8 billion and PDVSA’s expenses were approximately U.S.$119.6 billion.

PDVSA’s net cash provided by operating activities in 2011 totaled approximately U.S.$12.4 billion, primarily reflecting U.S.$4.5 billion of net income, U.S.$6.9 billion of depreciation and depletion, U.S.$2.3 billion in provisions for employee termination, pension and other post-retirement benefits, less equity in earnings of non-consolidated investees of U.S.$278 million, less U.S.$503 million of asset impairment, less U.S.$3.2 billion of deferred income taxes and less changes in working capital of U.S.$740 million. PDVSA’s social development expenditures in 2011 totaled U.S.$30.1 billion.

For the year ended December 31, 2011, consolidated net cash used in financing activities totaled approximately U.S.$3.9 billion and net cash used in PDVSA’s investment activities totaled U.S.$13.7 billion.

In 2011, the average crude oil and products export price was U.S.$100.11 per barrel.

PDVSA’s capital expenditures in Venezuela for exploration and production totaled approximately U.S.$9.5 billion in 2011 and its capital expenditures in Venezuela for refining and marketing totaled U.S.$3.6 billion. Capital expenditures in Venezuela for natural gas projects totaled U.S.$1.7 billion in 2011, while capital expenditures in Venezuela for other activities, such as freight and leasing services, totaled U.S.$2.4 billion. Although PDVAL was transferred from PDVSA to the Vice Presidency of the Republic on June 30, 2010, PDVSA funded PDVAL with approximately U.S.$356.0 million during 2011 in order to meet certain objectives set forth by the Government.

PDVSA’s production of crude oil and liquid petroleum gas averaged 3.1 million bpd in 2011. At December 31, 2011, Venezuela had estimated proven crude oil reserves totaling approximately 297.6 billion barrels and had proven reserves of natural gas amounting to 195.2 bcf.

Results of Operations for 2010

In June 2011, PDVSA’s Board of Directors approved its official audited consolidated financial statements for the year ended December 31, 2010. Pursuant to those financial statements, for the year ended December 31, 2010, PDVSA’s revenues were approximately U.S.$94.9 billion and PDVSA’s expenses were approximately U.S.$87.4 billion.

PDVSA’s net cash provided by operating activities in 2010 totaled approximately U.S.$12.6 billion. This amount primarily reflects: U.S.$3.2 billion of net income; U.S.$6.0 billion of depreciation and depletion; U.S.$271 million of asset impairment; and U.S.$2.0 billion in provisions for employee termination, pension and other post-retirement benefits; less equity in earnings of non-consolidated investees of U.S.$184 million; less U.S.$3.1 billion of deferred income taxes; and less changes in working capital of U.S.$1.0 billion. PDVSA’s social development expenditures in 2010 totaled U.S.$7.0 billion.

For the year ended December 31, 2010, consolidated net cash provided by financing activities totaled approximately U.S.$1.6 billion. This amount results primarily from payments of dividends in the amount of U.S.$1 billion; debt repayments of U.S.$3.3 billion; and U.S.$6.7 billion from the issuance of debt. Net cash used in PDVSA’s investment activities totaled U.S.$13.7 billion. PDVSA’s net income was approximately U.S.$3.2 billion for the year ended December 31, 2010 as compared to approximately U.S.$4.4 billion for the year ended December, 2009.

In 2010, the average crude oil and products export price was U.S.$72.18 per barrel as compared to U.S.$57.01 per barrel for 2009.

In 2010, PDVSA’s capital expenditures in Venezuela for exploration and production totaled approximately U.S.$6.9 billion and its capital expenditures in Venezuela for refining and marketing totaled U.S.$2.5 billion. For the same year, capital expenditures in Venezuela for natural gas projects totaled U.S.$1.3 billion, while capital expenditures for other activities, such as freight and leasing services, totaled U.S.$710 million. During the same year, capital expenditures for the Orinoco Belt totaled U.S.$2.1 billion and offshore capital expenditures totaled U.S.$200 million.

PDVSA’s production of crude oil and liquid petroleum gas averaged 3.1 million bpd in 2010. At December 31, 2010, Venezuela had estimated proven crude oil reserves totaling approximately 296.5 billion barrels and had proven reserves of natural gas amounting to 195.1 billion cubic feet, or bcf.

Results of Operations for 2009

On March 31, 2010, PDVSA’s Board of Directors approved the official, audited consolidated financial statements for the year ended December 31, 2009. Pursuant to those financial statements, for the year ended December 31, 2009, PDVSA’s revenues were approximately U.S.$73.8 billion and PDVSA’s expenses were approximately U.S.$64.8 billion.

PDVSA’s net cash provided by operating activities in 2009 totaled approximately U.S.$7.9 billion, primarily reflecting U.S.$4.4 billion of net income, U.S.$5.8 billion of depreciation and depletion, U.S.$96 million of asset impairment and U.S.$2.8 billion in provisions for employee termination, pension and other post-retirement benefits, less equity in earnings of non-consolidated investees of U.S.$139 million, less U.S.$2.5 billion of deferred income taxes and less changes in working capital of U.S.$6.0 million. PDVSA’s social development expenditures in 2009 totaled U.S.$3.5 billion.

For the year ended December 31, 2009, consolidated net cash provided by financing activities totaled approximately U.S.$9.9 billion, resulting primarily from payments of dividends in the amount of U.S.$2.0 billion, debt repayments of U.S.$1.4 billion, U.S.$11.8 billion for the issuance of debt and U.S.$2.0 billion from funds received from stockholders. Net cash used in PDVSA’s investment activities totaled U.S.$15.3 billion. PDVSA’s net income was approximately U.S.$4.4 billion for the year ended December 31, 2009 as compared to approximately U.S.$9.5 billion for the year ended December 31, 2008.

In 2009, the average crude oil and products export price was U.S.$57.01 per barrel.

PDVSA’s capital expenditures in Venezuela for exploration and production totaled approximately U.S.$8.1 billion in 2009 and its capital expenditures in Venezuela for refining and marketing totaled U.S.$2.3 billion. Capital expenditures in Venezuela for natural gas projects totaled U.S.$1.6 billion in 2009, while capital expenditures for others, such as freight and leasing services, totaled U.S.$725 million. Capital expenditures for the Orinoco Belt totaled U.S.$1.0 billion in 2009 and offshore capital expenditures totaled U.S.$963 million during the same year.

PDVSA’s production of crude oil and liquid petroleum gas averaged 3.2 million bpd in 2009. At December 31, 2009, Venezuela had estimated proven crude oil reserves totaling approximately 211.2 billion barrels and had proven reserves of natural gas amounting to 178.9 billion cubic feet, or bcf.

Results of Operations for 2008

PDVSA’s Board of Directors approved its official audited financial statements for the year ended December 31, 2008. Pursuant to those financial statements, PDVSA’s revenues were U.S.$125.5 billion and PDVSA’s expenses were approximately U.S.$111.1 billion.

PDVSA’s net cash provided by operating activities in 2008 totaled approximately U.S.$16.7 billion, primarily reflecting U.S.$9.5 billion of net income, U.S.$5.2 billion of depreciation and depletion, U.S.$369 million of asset impairment and U.S.$3.8 billion in provisions for employee termination, pension and other post-retirement benefits, less equity in earnings of non-consolidated investees of U.S.$200 million, less U.S.$3.1 billion of deferred income taxes and less changes in working capital of U.S.$0.5 billion. PDVSA’s social development expenditures in 2008 totaled U.S.$14.7 billion.

For the year ended December 31, 2008, consolidated net cash provided by financing activities totaled approximately U.S.$300 million, resulting primarily from payments of dividends in the amount of U.S.$2.0 billion, debt repayments of U.S.$5.7 billion, U.S.$3.9 billion for the issuance of debt, U.S.$5.0 billion from funds received from stockholders and net cash used in PDVSA’s investment activities totaled U.S.$15.8 billion. PDVSA’s net income was approximately U.S.$9.5 billion for the year ended December 31, 2008 compared to approximately U.S.$6.3 billion for the year ended December 31, 2007.

In 2008, the average crude oil and products export price was U.S.$86.49 per barrel.

PDVSA’s capital expenditures in Venezuela for exploration and production totaled approximately U.S.$12.8 billion in 2008 and its capital expenditures in Venezuela for refining and marketing totaled U.S.$736 million. Capital expenditures in Venezuela for natural gas projects totaled U.S.$2.5 billion in 2008, while capital expenditures for others, such as freight and leasing services, totaled U.S.$468 million. Capital expenditures for the Orinoco Belt totaled U.S.1.3 billion in 2008 and offshore capital expenditures totaled U.S.$400 million during the same year.

PDVSA’s production of crude oil and liquid petroleum gas averaged 3.4 million bpd in 2008. At December 31, 2008, Venezuela had estimated proven crude oil reserves totaling approximately 172.3 billion barrels and had proven reserves of natural gas amounting to 176,015 bcf.

Results of Operations for 2007

PDVSA’s Board of Directors approved its official audited financial statements for the year ended December 31, 2007. Pursuant to those financial statements, PDVSA’s revenues were U.S.$96.2 billion and PDVSA’s expenses were approximately U.S.$86.4 billion.

PDVSA’s net cash provided by operating activities in 2007 totaled approximately U.S.$4.2 billion, primarily reflecting U.S.$6.3 billion of net income, U.S.$4.0 billion of depreciation and depletion, U.S.$10 million of asset impairment and U.S.$2.8 billion in provisions for employee termination, pension and other post-retirement benefits, less equity in earnings of non-consolidated investees of U.S.$733 million, less U.S.$1.6 billion of deferred income taxes and less changes in working capital of U.S.$5.9 billion. PDVSA’s social development expenditures in 2007 totaled U.S.$14.1 billion.

For the year ended December 31, 2007, consolidated net cash provided by financing activities totaled approximately U.S.$10.1 billion and net cash used in PDVSA’s investment activities totaled U.S.$13.2 billion. PDVSA’s net income was approximately U.S.$6.3 billion for the year ended December 31, 2007.

In 2007, the average crude oil and products export price was U.S.$62.68 per barrel.

PDVSA’s capital expenditures in Venezuela for exploration and production totaled approximately U.S.$5.9 billion in 2007 and its capital expenditures in Venezuela for refining and marketing totaled U.S.$1.1 billion. Capital expenditures in Venezuela for natural gas projects totaled U.S.$2.4 billion in 2007, while capital expenditures in Venezuela for others, such as freight and leasing services, totaled U.S.$3.2 billion.

PDVSA’s production of crude oil and liquid petroleum gas averaged 3.3 million bpd in 2007. At December 31, 2007, Venezuela had estimated proven crude oil reserves totaling approximately 99.4 billion barrels and had proven reserves of natural gas amounting to 170,920 bcf.

Petroleum Production and Export Revenues of Crude Oil and Refined Products

In 2011, PDVSA’s production of crude oil and liquid petroleum gas averaged 3.1 million bpd. In 2010, PDVSA’s production of crude oil and liquid petroleum gas averaged 3.1 million bpd. In 2009, PDVSA’s production of crude oil and liquid petroleum gas averaged 3.2 million bpd, a 7.1 % decrease from the 3.4 million bpd produced in 2008. PDVSA’s production of crude oil and liquid petroleum gas averaged 3.1 million bpd in 2007.

PDVSA’s net output of refined petroleum products, including the output of products by refineries in which its affiliates in the United States and Europe own equity interests, averaged 2.5 million bpd in 2010 and 2.4 million bpd in 2011. Of the total production of PDVSA’s refineries during 2011, 53%, or 1.3 million bpd, was produced by its Venezuelan refineries and the Isla Refinery in Curaçao, 41%, or 1.0 million bpd, was produced by refineries in the United States in which PDVSA owned equity interests, 5%, or 0.1 million bpd, was produced by refineries in Europe in which PDVSA owned equity interests and 2%, of 52 thousand bpd, was produced by refineries in the Caribbean (excluding the Isla Refinery in Curaçao) in which PDVSA owned equity interests.

Exports represented a significant portion of PDVSA’s sales volume in 2011. The volume of PDVSA’s exports increased from approximately 2.4 million bpd in 2010 to approximately 2.5 million bpd in 2011, primarily due to increased supply of hydrocarbons. The average realized export price per barrel for Venezuelan crude oil and refined petroleum products increased by approximately 38.7% in 2011, from U.S.$72.18 per barrel in 2010 to U.S.$100.11 per barrel in 2011. As of August 3, 2012, the average realized export price per barrel for Venezuela crude oil and refined petroleum products was U.S.$96.75 per barrel.

PDVSA’s primary markets for exports of its crude oil, refined petroleum products and liquid petroleum gas are North America, Latin America and the Caribbean and Asia. The United States and Canada continue to be the largest markets for PDVSA’s export sales, with total sales volume of approximately 1.2 million bpd in 2011, as compared to approximately 1.3 million bpd in 2010. Latin America and the Caribbean continue to be important markets for PDVSA’s export sales (primarily of refined petroleum products), with total sales of 663 thousand bpd in 2011, as compared to 398 thousand bpd in 2010. Asia also proved to be an important market for PDVSA’s export sales with total sales of 644 thousand bpd in 2011, as compared to 541 thousand bpd in 2010.

Trade Agreements

In September 2009, PDVSA and the National Oil Consortium, a joint venture comprised of five Russian companies, signed agreements aimed at establishing a Mixed Company to develop heavy crude oil in the Orinoco Oil Belt. The project is expected to produce an estimated 400,000 bpd to 500,000 bpd of extra heavy crude oil. The investment for this project is estimated to be approximately U.S.$20.0 billion and the National Oil Consortium will own a 40% stake in the Mixed Company and PDVSA will own the remaining 60%. The Mixed Company will have a duration of 25 years.

The governments of Venezuela and the Republic of Belarus signed a set of cooperation agreements in the areas of petroleum, infrastructure, energy and industrial sectors, among others. Among these agreements, PDVSA supplied approximately 30 million barrels of crude oil to state oil companies in Belarus during the period 2010 and 2011. The supply agreement includes a sale price equal to market value and payment terms of 35 days for a significant portion of each shipment.

During December 2009, the governments of Venezuela and the Islamic Republic of Iran signed a contract to supply 35,000 metric tons of gasoline to Iran. The supply agreement includes a sales price equivalent to market value and payment terms of 35 days. Payments received from this contract must be deposited in a trust created by Iran and Venezuela and will be used to make payments to companies located in Iran for the import of goods and services from that country.

In May 2011, the U.S. imposed sanctions on seven companies, including PDVSA, under the Iran Sanctions Act (ISA) of 1996, as amended by the Comprehensive Iran Sanctions, Accountability, and Divestment Act (CISADA) of 2010, for their activities in support of Iran’s energy sector. PDVSA was santioned due to the delivery of at least two cargoes of reformate to Iran between December 2010 and March 2011, worth approximately $50 million. Reformate is a blending component that improves the quality of gasoline. The sanctions imposed on PDVSA prohibit the company and the Republic from competing for U.S. government procurement contracts, from securing financing from the Export-Import Bank of the United States and from obtaining U.S. export licenses. These sanctions do not apply to PDVSA subsidiaries and do not prohibit the export of crude oil to the United States.

On May 13, 2010, President Chávez signed contracts with oil companies from India, Japan, Spain and the United States in order to establish two joint-venture companies, PetroIndependencia and Petrocarabobo, which will exploit the oil fields along the Eastern Orinoco region. These companies will, in turn, invest U.S.$40.0 billion in Venezuela. Each joint venture is expected to begin producing 50,000 bpd by the end of 2010 and 400,000 bpd by 2016, with two refineries to be built to improve the quality of Venezuela’s heavy crude and an oil pipeline to be built in the Araya Peninsula of Venezuela.

In December 2010, the National Assembly approved the creation of a Mixed Company between CVP and Petropars UK Limited (“Petropars”), an affiliate of National Iranian Oil Company. Petropars was created for the purpose of exploring and producing crude oil and natural gas in the Anzoátegui State. The company will have an initial share distribution of 74% for CVP and 26% for Odebrecht. As of December 31, 2011, the company was in the process of being incorporated.

In December 2010, the National Assembly approved the creation of a Mixed Company between CVP and Comercial Cupet S.A. (“CUPET”), an affiliate of Cuba Petróleo, S.A., and Sonagol Pesquisa & Produção, S.A. (“SONAGOL”). This Mixed Company was created for the purpose of exploring and producing crude oil and natural gas in the Anzoátegui State. The company will have an initial share distribution of 60% for CVP 20% for CUPET and 20% for SONAGOL. As of December 31, 2011, the company had not been incorporated.

In 2011, the Mixed Company PetroBicentenario, S.A. was incorporated by PDVSA and ENI Lasmo PLC (“ENI”), in order to operate a refinery at the Petrochemical and Petroleum Complex General José Antonio Anzoátegui. The company will hold initial shares of 60% for PDVSA and 40% for ENI.

In September 2011, the National Assembly approved the creation of a Mixed Company between CVP and Odebrecht E&P España (“Odebrecht”). Odebrecht was created for the purpose of exploring and producing crude oil and natural gas in the Zulia state. The company will have an initial share distribution of 60% for CVP and 40% for Odebrecht. As of December 31, 2011, the company was in the process of being incorporated.

Indebtedness

On February 23, 2007, PDVSA entered into two credit facilities with the Japan Bank for International Cooperation, Marubeni Corporation, Mitsui & Co., Ltd and private banks in Japan in the aggregate amount of U.S.$3.5 billion to finance oil development projects in Venezuela. The credit facilities have a term of 15 years. In connection with the credit facilities, PDVSA entered into contracts for the supply of crude oil and refined petroleum products with affiliates of Marubeni and Mitsui and that the proceeds of such sales will be applied to pay amounts due under the credit facilities. During 2010 and 2011, PDVSA repaid approximately U.S.$233.0 million each year. As of December 31, 2011, the outstanding amount on the loans was approximately $2,393 million.

In April 2007, PDVSA issued U.S.$7.5 billion in aggregate principal amount of various bonds to local buyers that included U.S.$3.0 billion of PDVSA’s 5.25% bonds due 2017, U.S.$3.0 billion of PDVSA’s 5.375% bonds due 2027 and U.S.$1.5 billion of PDVSA’s 5.5% bonds due 2037.

In February 2009, PDVSA issued three 18-month term investment certificates in favor FOGADE having an aggregate total principal dollar equivalent amount of U.S.$1.0 billion. These certificates were issued and are payable in Bolívares, accruing a 9.5% annual interest rate. In 2010, PDVSA paid an aggregate principal amount of U.S.$302.0 million, while the amortization of the remaining balance under each certificate was extended until February 2012 and renewed until August 2013. At December 31, 2011, the aggregate principal amount outstanding under these certificates was U.S.$302 million.

On July 9, 2009, PDVSA issued U.S.$3.0 billion aggregate principal amount of its zero-coupon bonds due 2011, referred to as Petrobonos 2011.

On October 28, 2009, PDVSA issued approximately U.S.$3.3 billion in aggregate principal amount of various bonds to local buyers that included U.S.$1.4 billion of PDVSA’s 4.90% bonds due 2014, referred to as Petrobonos 2014, U.S.$1.4 billion of PDVSA’s 5.00% bonds due 2015, referred to as Petrobonos 2015 and U.S.$434.8 million of PDVSA’s 5.125% bonds due 2016, referred to as Petrobonos 2016. On August 5, 2010, PDVSA issued an additional U.S.$1.6 billion in aggregate principal amount of its 4.90% bonds due 2014.

In April 2010, PDVSA drew down U.S.$1.5 billion (Bs.6.5 billion) on a term loan facility with a syndicate of banks led by the CDB and Banco Espiritu Santo. The term loan bears an annual interest rate of LIBOR plus 4.5%, payable on a quaterly basis. Fees on the unused commitments accrue annually at a 2.0% rate. Under the terms and conditions, the Republic is subject to certain restrictive covenants, including an obligation to maintain certain financial ratios.

In June 2010, PDVSA signed a loan agreement with Deutsche Bank for U.S.$78.0 million to invest in the national refining system bearing an interest rate referenced to “Commercial Interest Reference Rate” (CIRR) of 2.12% per annum. At December 31, 2010, PDVSA had drawn down only U.S.$27.0 million from the total line of credit.

On October 29, 2010, PDVSA completed a public offering of bonds in the amount of U.S.$3.0 billion. The notes will mature on November 2, 2017, and bear interest at the rate of 8.50% per annum payable semiannually. The principal and interest are payable in U.S. dollars. The principal payments on the Notes will be in three equal installments. The principal installments for U.S.$1.0 billion each will be payable on November 2, 2015, 2016 and 2017.

On November 17, 2010, the swap of unsecured zero coupon bonds, originally issued in July 2009 and maturing in 2011, payable in U.S. dollars upon maturity, was completed. The exchange rate used in this swap process was 1.125 and U.S.$550 million of the original bonds were redeemed. The new amount, payable in 2013, is U.S.$618 million, and was issued with an annual coupon of 8%, maturing 2013, payable in U.S. dollars upon maturity. This issuance generated a discount of U.S.$104 million and a profit of U.S.$36 million.

On January 17, 2011, PDVSA published the reopening of the public offering of bonds made on October 29, 2010 for $3.2 billion. These bonds will bear interest at the rate of 8.50% per annum payable semiannually. The principal and interest will be payable in U.S. dollars. The principal payments on the Notes will be in three equal installments. This issuance was primarily for purposes of providing Banco Central with payment of several of its debt instruments.

In January 2011, PDVSA issued renewable investment certificates for the benefit of Banco del Tesoro for a total amount of U.S.$1.2 billion (Bs.5.1 billion), with an annual interest rate of 8%.

On February 17, 2011, PDVSA issued notes for $3.0 billion, maturing on February 17, 2022, that bear interest at the rate of 12.75% per annum, payable semi-annually on each February 17 and August 17, beginning on August 17, 2011. Principal payments on the Notes will be payable in three equal installments on February 17 of 2020, 2021 and 2022.

On January 4, January 14 and April 4 of 2011, PDVSA issued three short-term investment certificates to Banco del Tesoro, Banco Universal, amounting to Bs.2.0 billion ($465.11 million), Bs.500 million ($116.28 million) and Bs.1.6 billion ($372.09 million), with annual interest of 8.00% and renewable with terms to be agreed between the parties.

In June 2011, PDVSA signed two agreements with a number of Japanese lenders led by the Japan Bank for International Cooperation providing for loans of U.S.$1.5 billion to be applied to the development and expansion of two of PDVSA’s domestic refinery complexes. The credit facilities have a term of 15 years. In connection with the credit facilities, it is contemplated that PDVSA will enter into contracts for the supply of crude oil and products with affiliates of Mitsubishi Corporation, Itochu Corporation, Marubeni Corporation and Mitsui & Co., Ltd. and that the proceeds of such sales will be applied to pay amounts due under the credit facilities.

On June 3, 2011, PDVSA entered into two Bolivar-denominated loan agreements with Banco de Venezuela, each in the amount of Bs.2.0 billion (U.S.$465 million per loan). Both loans are due in 2018 with an initial annual fixed interest rate of 9.5% for the first quarter and a variable interest rate for subsequent quarters not to exceed interest rates fixed by Banco Central for loans to the manufacturing and agriculture sectors.

On July 8, 2011, PDVSA carried out a private placement of bonds for the benefit of Banco Central and certain pension funds in the amount of U.S.$1.8 billion, through the reopening of the 8% senior notes due 2013 issued in November 2010. Of the U.S.$1.8 billion, approximately U.S.$1.3 billion was provided to Banco Central, while the remaining U.S.$410 milllion was provided to certain pension funds.

In November 2011, PDVSA entered into two loan agreements with Banco del Tesoro for a total aggregate amount of Bs.1.0 billion. The interest rate was set at 9.50% annually with a maturity of six years. The proceeds from this loan were allocated to the agricultural sector. In January 2012, PDVSA issued an additional Bs.500 million loan agreement with Banco del Tesoro under the same terms. The proceeds from this loan were also allocated to the agricultural sectors.

In November 2011, PDVSA entered into two Bolivar-denominated loan agreements with Banco de Venezuela, each in the amount of Bs.2.0 billion (U.S.$465 million per loan). Both loans are due in 2018 with an initial annual fixed interest rate of 9.5% for the first quarter and a variable interest rate for subsequent quarters not to exceed interest rates fixed by Banco Central for loans to the manufacturing and agriculture sector.

On November 11, 2011, PDVSA issued U.S.$2.4 billion 9% senior notes due 2021 for cash and in exchange for certain outstanding U.S. Dollar denominated 8% senior notes due 2013.

On November 22, 2011, PDVSA entered into a U.S.$1.5 billion loan facility with the CDB. The interest rate was set at LIBOR plus 5% and its interest payments are made quarterly. The term of the facility is 36 months.

In February 2012, PDVSA entered into two Bolivar-denominated loan agreements with Banco de Venezuela, each in the amount of Bs.2.0 billion (U.S.$465 million per loan). The rate of interest for these loans is 9.50% annually. One of the loans will mature on March 23, 2015 and the other will mature on March 23, 2017.

CITGO Indebtedness

CITGO Petroleum Corporation, or CITGO, is owned by PDV America, Inc., and is an indirect wholly-owned subsidiary of PDVSA. CITGO is involved in the refining, marketing, and transportation of petroleum products in the United States, including gasoline, diesel fuel, jet fuel, petrochemicals, lubricants, asphalt, and refined waxes. On June 24, 2010, CITGO entered into a U.S.$1.8 billion senior secured credit facility (the “Senior Secured Credit Facility”), which consisted of a three-year $750 million revolving credit facility, a five-year U.S.$350 million term loan and a seven-year U.S.$700 million term loan. The Senior Secured Credit Facility replaced CITGO’s then existing U.S.$1.85 billion senior secured credit facility, which was originally entered into on November 15, 2005. The proceeds from the Senior Secured Credit Facility were used to redeem the amounts outstanding under the former senior secured credit facility as of June 24, 2010 and to escrow funds to finance the purchase of variable rate industrial revenue bonds.

On June 24, 2010, CITGO closed on a private placement of $300 million aggregate principal amount of 11.50% senior secured notes due July 1, 2017. As of December 31, 2011, CITGO had $297 million senior secured notes outstanding. Interest is payable semi-annually on January 1 and July 1 of each year, with the first interest payment date on January 1, 2011. The senior secured notes are secured on an equitable basis by the same collateral that secures the Senior Secured Credit Facility.

As of December 31, 2011, CITGO had approximately U.S.$105 million of outstanding industrial development revenue bonds. An additional U.S.$290 million will be held in treasury until such time as these industrial revenue bonds are either retired or remarketed at CITGO’s option. At December 31, 2011, the bonds bear interest at various fixed rates ranging from 6% to 8%.

Hydrocarbon Reserves and Exploration

PDVSA uses geological and engineering data to estimate its proven crude oil and natural gas reserves, including proven developed and undeveloped reserves. Such data is capable of demonstrating with reasonable certainty whether such reserves are recoverable in future years from known reservoirs under existing economic and operating conditions. PDVSA expects to recover proven developed crude oil and natural gas reserves principally from new wells and acreage that has not been drilled using its currently available equipment and operating methods. PDVSA’s estimates of reserves are not precise and subject to revision. PDVSA reviews its crude oil and natural gas reserves annually to take into account, among other things, production levels, field reviews, the addition of new reserves from discoveries, year-end prices and economic and other factors. Proven reserve estimates may be materially different from the quantities of crude oil and natural gas that are ultimately recovered.

In 2009, one of the largest natural gas reservoirs in the Gulf of Venezuela was discovered. Referred to as Perla-1X, the natural gas reservoir is part of the Rafael Urdaneta project and is estimated to require four to five years for full development. According to reports from PDVSA, the field could contain between seven to eight trillion cubic feet of natural gas.

At December 31, 2011, proven developed reserves of crude oil and natural gas represented approximately 5% and 19%, respectively, of Venezuela’s total estimated proven crude oil and natural gas reserves on an oil equivalent basis. PDVSA maintains an active exploration and development program designed to increase its proven crude oil reserves and production capacity. PDVSA currently conducts its exploration and development activities in the Western Zulia Basin, the Central Southern Barinas—Apure Basin and the Eastern Basin in the Monagas and Anzoátegui states.

At December 31, 2011, Venezuela had estimated proven crude oil reserves totaling approximately 297.6 billion barrels (including an estimated 275.4 billion barrels of heavy and extra-heavy crude oil in the Orinoco Belt). Based on 2011 production levels, Venezuela’s estimated proven reserves of crude oil have a remaining life of approximately 273 years. The estimated proven reserves include heavy and extra-heavy crude oil reserves that will require significant future development costs to produce and refine.

PDVSA continuously conducts exploratory activity throughout Venezuela and conducts such activities in other countries. In 2011, PDVSA’s exploration expenses totaled U.S.$163 million, as compared to U.S.$147 million in 2010. The increase in exploration expenses was primarily due to expansion of exploratory activities carried out in Central America and the Caribbean in 2011.

At December 31, 2011, Venezuela had proven reserves of natural gas amounting to 195.2 thousand bcf. Virtually all of Venezuela’s natural gas reserves are composed of natural gas incidental to the development of crude oil reserves. During 2011, approximately 40% of the natural gas produced was re-injected for purposes of maintaining pressure in reservoirs.

The following table shows proven crude oil and natural gas reserves and proven developed crude oil and natural gas reserves, all located in Venezuela. Proven reserve quantities exclude natural gas liquids.

As of December 31, 2011
(million barrels, except where noted)
Proven Reserves(1)
Condensate, light and medium crude oil (API gravity of 21° or more)	22,545
Heavy and extra heavy crude oil (API gravity of less than 21°)(2)	275,384
Total crude oil	297,571
Natural gas (bcf)	195,234
Remaining reserve life of crude oil (years)(3)	273
Proven Developed Reserves
Condensate, light and medium crude oil (API gravity of 21° or more)	4,843
Heavy and extra heavy crude oil (API gravity of less than 21°)(2)	8,809
Total crude oil	13,652
Percentage of proven crude oil reserves(4)	5%
Natural gas (bcf)	37,217

(1)	Proven reserves include both proven developed reserves and proven undeveloped reserves.
(2)	Includes reserves in the Orinoco Belt.
(3)	Based on crude oil production and total proven crude oil reserves.
(4)	Proven developed crude oil reserves divided by total proven crude oil reserves.

Source: PDVSA.

Refining

PDVSA’s downstream strategy is oriented towards expansion and improvement of refining operations in Venezuela, the Caribbean, Central America and South America and maintenance of its refineries in the United States and Europe, which allow for increased manufacturing of refined products of high commercial value. PDVSA has been investing in its domestic and international refining chain in order to increase the capacity and complexity, as well to adapt its facilities to meet fuel quality improvements worldwide. For example, PDVSA has increased the deep conversion capacity of its refineries in Venezuela, which has improved the performance of high-value products and therefore strengthened its portfolio of export products.

PDVSA owns six refineries in Venezuela: Amuay, Bajo Grande, Cardón, El Palito, Puerto La Cruz and San Roques, with a total rated crude oil refining capacity of 1.3 million bpd. It also leases and operates a refinery in Curaçao, with a refining capacity of 335 thousand bpd at December 31, 2011, and it has an equity interest in two Caribbean refineries, located in Jamaica, Cuba and Dominican Republic with a total rated crude oil refining capacity of 32 thousand, 17 thousand and 17 thousand, respectively. PDVSA has equity or ownership interests in five refineries in the United States, three of which are wholly owned, and it has an equity interest in a coker/vacuum crude distillation unit. These refineries in the United States provide PDVSA with an aggregate net interest in crude oil refining capacity of 1.1 million bpd at December 31, 2011. PDVSA has equity interests in four refineries in Western Europe with a total rated crude oil refining capacity at December 31, 2011 of 67 thousand bpd, of which its net interest in crude oil refining capacity was 29 thousand bpd. PDVSA’s net interest in refining capacity was 2.8 million bpd at December 31, 2011.

In May 2010, PDVSA entered into an agreement with the Dominican Republic for the acquisition of 49% of the shares of the Refinería Dominicana de Petróleo S.A. (REFIDOMSA), which has a 34 million bpd refining capacity and a 130 million bpd storing capacity, for U.S.$135 million. On August 2, 2010, the House of Representatives of the Dominican Republic approved this transaction. In January 2011 the new Board of Directors was sworn in, giving PDVSA the ability to exercise significant influence over the decisions of financial and operational policy.

Certain aspects of the petrochemical sector were reserved to the Republic in a law enacted on June 18, 2009 called the Organic Law to Promote the Development of the Petrochemical Industry (Ley Orgánica para el Desarrollo de las Actividades Petroquímicas). Specifically, basic and intermediate petrochemical activities are reserved to the Venezuelan government, which may undertake these activities directly, through wholly owned legal entities or legal entities controlled by the government through an equity participation of no less than 50%.

In the Caribbean, PDVSA plans to upgrade and expand the Kingston Refinery in Jamaica (49% PDVSA share), in order to increase production from 35,000 bpd to 50,000 bpd. The project is slated to begin in 2014. In 2015, PDVSA expects to start the expansion of the Camilo Cienfuegos refinery in Cuba (49% PDVSA share) from a production of 65,000 bpd to 150,000 bpd, with an estimated completion and commissioning in the same year. Also in Cuba, PDVSA plans to build a new refinery (49% PDVSA share) in the town of Matanzas, with a capacity of 150,000 bpd and to be completed by 2017, and another refinery (51% PDVSA share) in the Republic of Nicaragua called Complejo Industrial El Supremo Sueño de Bolívar also with a capacity of 150,000 bpd is scheduled to begin in 2016.

In South America, PDVSA is working on the construction of the Abreu e Lima refinery in Brazil (40% PDVSA share), with a capacity of 230,000 bpd, which is estimated to begin in 2014. In Ecuador, the Pacific Refining Complex Eloy Alfaro Delgado (49% PDVSA share) is estimated to begin production in 2015 and have a capacity of 300,000 bpd.

In Asia, PDVSA plans the construction of three new refineries in China with PDVSA owning 40% of the shares in each. In Jieyang City, the Nanhai refinery, with a capacity of 384,000 bpd, is expected to begin operations in 2015. On April 23, 2012, China’s State Council formally approved the initial phase of the U.S.$9.21 billion Nanhai refinery project between CNPC and PDVSA. The Weihai refinery, with a capacity of 200,000 bpd, is estimated to begin operations in 2016, and the Shanghai Refinery, with a capacity of 200,000 bpd, is estimated to begin operations in 2019. The Weihai and Shanghai refineries are each expected to cost approximately U.S.$4.0 billion. PDVSA will invest 40% in each project, or U.S.$1.6 billion, representing its share in each of these Mixed Companies.

In Syria, PDVSA has made plans to build a 140,000 bpd capacity refinery through the Association of Venezuela, Syria and Iran (33% PDVSA share), which is estimated to start operations in 2015. In Vietnam, PDVSA plans the expansion of the Dzung Quat Refinery (40% PDVSA share) from 140,000 bpd to 200,000 bpd, with the refinery expected to be operational in 2016.

In October 2010, PDVSA entered into a purchase agreement with Rosneft Holdings Limited S.A. (Rosneft) to sell all the shares PDVSA held in Ruhr Oël GMBH (ROG) for U.S.$1.6 billion and another amount determined by the values of accounts receivable and inventories of PDVSA Marketing International, S.A. (PMI Panamá) at the transaction date. The sale was completed by PDVSA in May 2011.

In January of 2012, HOVENSA LLC, an affiliate of PDVSA, stopped operations at its refinery located in the Saint Croix Province, U.S. Virgin Islands. The industrial complex will now function as a hydrocarbon storage terminal. In December 2011, the amount of the losses that were not recognized in the PDVSA’s consolidated financial statements regarding HOVENSA LLC were approximately U.S.$474 million (Bs.2.0 billion).

Petrochemicals and Extra Heavy Crude Oil

Petrochemicals

PDVSA was engaged in the Venezuelan petrochemical industry through its wholly-owned subsidiary, Petroquímica de Venezuela, S.A., or Pequiven. In June 2005, the Government decided to transfer the activities, assets and shares held by PDVSA in Pequiven to MPPEP. The completion of the transfer occurred in January 2006 after the enactment of the Petrochemical Act. Pequiven was established in 1977 to increase the capacity and flexibility of existing plants, both for local and international markets and to identify new products or commercial opportunities, mainly in methanol, plastics and fertilizers. The net effect on PDVSA of the January 2006 spin-off of Pequiven was approximately U.S.$2.8 billion, based on the net assets of that subsidiary at December 31, 2005.

Extra Heavy Crude Oil

In April 2001, a cooperation agreement for Orimulsión® was signed between Bitúmenes Orinoco, S.A. (BITOR) and China National Oil and Gas Exploration and Development Corporation (CNODC), a subsidiary of CNPC, the objective of which is to carry out a series of pre-investments necessary to determine definitively the project’s feasibility. On that same year, the National Assembly authorized BITOR to establish with CNODC a jointly-controlled entity named Orifuels Sinoven, S. A. (SINOVENSA).

Pursuant to “Plena Soberanía Petrolera” policies and to enhance the value of the natural resource and use extra-heavy crude oil for mixing, in the first quarter of 2006, the Company ceased production of Orimulsión® at its facilities in Morichal (Monagas State) and launched a negotiation process regarding existing Orimulsion® supply agreements. As part of the negotiation, certain clients have agreed to receive fuel oil instead of Orimulsión® whereas others have terminated their supply agreements.

During 2007, BITOR, CNPC Exploration and Development Company Limited, Petrochina Fuel Oil Company Limited (PETROCHINA) and SINOVENSA agreed to: (a) create a Mixed Company named Petrolera Sinovensa, S.A., which will operate in the area of production of heavy and/or extra-heavy crude oil, and in which BITOR (or one of its non-consolidated investees or CVP), would own 60% of the shares, (b) transfer all assets owned by Sinovensa (except accounts receivable, cash and cash equivalents and tax credits) to the Mixed Company Petrolera Sinovensa, S.A., (c) settle claims derived from termination of the Orimulsión® Supply Agreement, once the Mixed Company is incorporated and granted rights to perform primary activities, BITOR would pay PETROCHINA $300 million, plus interest on the unpaid balance.

On June 1, 2007, CVP and CNPC Venezuela B.V. created the first Mixed Company under the Organic Hydrocarbons Law called PetroZumano S.A., to develop oil and gas exploration and production activities in the Anzoategui area. CVP owns the majority (60%) and CNPC Venezuela B.V. owns the remaining (40%) stake in the Mixed Company. The Mixed Company will have a duration of 25 years.

On February 1, 2008, a transfer decree, published in Official Gazette 38,863, authorized completion of the incorporation of Petrolera Sinovensa, S.A. for exploration and production activities in the Carabobo area (located in the Orinoco Oil Belt area), with CVP and CNPC Venezuela B.V., holding a share interest of 60% and 40%, respectively.

After February 1, 2008 and according to the agreement to settle claims related to termination of the Orimulsión® Supply Agreement, BITOR recognized $300 million, paid in full during 2008 through discounts on the amounts PDVSA Petróleo billed PETROCHINA for the sale of hydrocarbons; at December 31, 2008, interest payable amounting to $22 million remained outstanding and was paid in 2009 through discounts on the amounts billed by PDVSA Petróleo to PETROCHINA.

During 2010, CVP entered into agreements with China Petrochemical Corp. (SINOPEC), and China National Offshore Petroleum Corp. (CNOOC). SINOPEC agreed to develop the Junin-1 and Junin-8 blocks of the the Orinoco Belt. The projects are expected to produce an estimated 400,000 bpd of extra heavy crude oil. CNOOC agreed to join the Mariscal Sucre natural gas project, which is expected to produce an estimated 1.2 billion bcf and 37,000 barrels of condensate daily. For more information refer to “Principal Sectors of the Venezuelan Economy — Petroleum and Natural Gas — Recent Projects in the Oil Industry”.

On October 8, 2010, CVP and CNPC Exploration and Development Company Limited established a Mixed Company called PetroUrica, S.A., to develop heavy crude oil in the Orinoco Belt. In October 2010, CNPC Exploration and Development Company Limited paid the Republic a U.S.$900 million bonus for participation in the development of the Junin-4 block deposit. The project is expected to produce an estimated 400,000 bpd of extra heavy crude oil. The investment for this project is estimated to be approximately U.S.$16.3 billion and CNPC Exploration and Development Company Limited will own a 40% stake in the Mixed Company and CVP will own the remaining 60%. The Mixed Company will have a duration of 25 years.

In 2011, PDVSA Industrial and China Technology Petroleum & Development Corporation (“CPTDC”) created a Mixed Company called Industria China Venezolano de Taladro (“ICVT”) in order to design and develop oil rigs for the Venezuelan oil industry. PDVSA Industrial owns the majority (85%) and CPTDC owns the remaining (15%) of the Mixed Company.

Regional Developments

Venezuela has sought to promote a regional integration of state energy companies under the name Petroamerica. Petroamerica is divided into Petrosur, comprising the southern cone and Bolivia and PetroCaribe comprising the Caribbean nations. The stated purpose of the regional arrangement is to gain strength in the international markets by eliminating trade barriers, increasing the refining infrastructure and reducing costs.

Under Petrosur, Argentina, Brazil and Venezuela agreed to develop a field in Venezuela’s Orinoco oil belt, a refinery in Brazil’s northeast and an oil and gas venture in Argentina. Under the PetroCaribe agreement, member countries would pay market price for Venezuelan oil, but they would only be required to pay a portion of the cost up front and could finance the rest over 25 years at 1% interest. Governments could also pay for part of the cost with goods or services. In 2005, PDVSA created PDVSA-Cuba in order to promote refining and marketing businesses in the region.

The Republic also subscribed the following agreements together with the governments of other countries, mainly from Latin America and the Caribbean: Caracas Energy Cooperation Agreement (CECA), Integral Agreement of Cooperation (IAC) and the Petrocaribe Energy Cooperation Agreement (PETROCARIBE). These agreements establish, among others, that PDVSA will supply crude oil and products to the state oil companies of the participating countries, for approximately 463,000 bpd and 455,000 bpd for the years ended December 31, 2011 and 2010, respectively. Most of these supply agreements establish, among other conditions, a selling price equivalent to the market value, payment terms between 30 and 90 days for a significant portion of each shipment, and long-term borrowings for the remaining portion, between 15 and 25 years. The agreements will be effective for a one-year period and may be renewed by mutual agreement between the parties involved.

OPEC

Venezuela is a founding member of OPEC. OPEC’s members collectively produce approximately 42.8% of total world production of crude oil and 18% of the world production of natural gas. In addition, OPEC members account for approximately 60% of the worldwide oil exports. Member countries formed OPEC in 1960 to improve oil prices, attain greater state participation by member countries in the petroleum industry and influence production levels.

OPEC has established general production quotas for each member. However, OPEC has never brought formal actions based on such quotas, and the quotas do not distinguish clearly between crude oil, refined products and derivatives, or between exports and domestic utilization. Venezuela’s plan to increase petroleum production and exports assumes that the growth in international demand for petroleum products can only be met by a small number of countries, which include Venezuela, that have adequate reserves.

In 2007, the price of the OPEC crude oil basket increased to U.S.$69.08 per barrel. In the beginning of 2008, the price of oil increased dramatically, averaging U.S.$88.35 per barrel in January 2008 and peaking at U.S.$131.22 per barrel in July 2008. However, beginning in July 2008, the price of oil started to experience an even sharper decline. In August 2008, the OPEC crude basket price decreased by U.S.$18.81, or 16.7%, to U.S.$112.41 and in September 2008, the price of oil decreased by an additional U.S.$15.56, or 16.1%, to U.S.$96.85. The OPEC basket price continued to decrease significantly, falling U.S.$27.69, or 40.0%, to U.S.$69.16 in October 2008 and an additional U.S.$19.40, or 39.0%, to U.S.$49.76 in November 2008. In December 2008, the price of oil decreased to U.S.$38.60 per barrel. Despite the decreasing oil prices in the second half of 2008, the OPEC crude basket price for 2008 was U.S.$94.45 per barrel, marking an increase of U.S.$25.37 per barrel as compared to 2007.

Beginning in 2009, the OPEC crude basket price began to rise. In January 2009, the OPEC crude basket price was U.S.$41.54 per barrel and the price of oil peaked for the year in November 2009, when it averaged U.S.$76.29 per barrel. Even though the price of oil steadily increased throughout most of the year, the OPEC crude basket price for 2009 was U.S.$61.06 per barrel, or U.S.$33.39 less per barrel compared to 2008. For the 2010 year, the OPEC crude basket price averaged U.S.$77.45 per barrel, and for May 2011, the basket price averaged U.S.$109.94 per barrel. In March 2012, the OPEC crude basket price increased by $9.79 per barrel, or 9.1%, from $107.52 per barrel in 2011 to $117.31 per barrel in 2012. As of August 3, 2012, the OPEC crude basket price decreased to $102.74 per barrel.

Acting through its members, OPEC has adopted and modified an overall production ceiling for its members and quotas for individual members in an effort to maintain stability in the petroleum markets and target per barrel price ranges. Generally, in periods in which oil prices and global economic activity have risen, OPEC has authorized an increase in production ceilings and quotas and in periods in which oil prices and global economic activity have fallen, OPEC and its members have sought to lower production in order to support a higher price for their products. In light of the international financial and economic crisis that commenced in the fourth quarter of 2008 and the rapid fall in petroleum prices after the record prices prevailing earlier that year, at a meeting held in December 2008, OPEC cut its production ceiling by 4.2 million bpd to approximately 24.8 million bpd, effective January 1, 2009. As of January 2012, OPEC increased its production ceiling to 30.0 million bpd and as of September 2012, the production ceiling has remained unchanged.

Manufacturing and Mining

Manufacturing Sector

After the petroleum and natural gas sector, the second most important sector of the Venezuelan economy is manufacturing. The manufacturing sector can be divided into two sub-sectors, production for the domestic market in connection with the Government’s plan to encourage domestic industry and import substitution and production for export.

In 2007, the manufacturing sector grew by 4.4% in real terms and comprised 15.9% of GDP. In 2008, the manufacturing sector grew by 1.4% in real terms and comprised 15.3% of GDP. The slower growth in the manufacturing sector compared to 2007 was primarily due to a decrease in the production of many goods, including metals, chemicals, vehicles and textiles. In 2009, the manufacturing sector contracted by 6.4% in real terms and comprised 14.8% of GDP. The contraction in the manufacturing sector in 2009 was primarily due to lower aggregate demand, temporarily restricted access to foreign exchange for imports of goods and services and lower levels of investment. In 2010, the manufacturing sector contracted by 3.4% in real terms and comprised 14.5% of GDP. The contraction in the manufacturing sector in 2010 was due to the effects of the electricity crisis and weak demand for household consumption, among other factors. In 2011, the manufacturing sector grew by 3.8% in real terms and comprised 14.5% of GDP. The growth in the manufacturing sector in 2011 was due to an increase in nationwide electricity generation and a stronger demand for overall use in installed production capacity, leading to an increase in average workforce productivity. The private manufacturing sector grew at an annual rate of 4.1% between 2010 and 2011, whereas the growth of public sector manufacturing was 2.1%.

The Government’s general policy with respect to the manufacturing sector emphasizes:

•	increasing efficiency and productivity;

•	simplyfying production, importation and market procedures of the food and automotive industry;

•	reforming the income tax laws applicable to the manufacturing sector to provide tax deductions and/or credits for expenditures made by manufacturers;

•	prioritization of agricultural goods to be financed;

•	establishing a credit quota of 10% for the overall lending portfolio of each bank for the manufacturing sector with a preferential interest rate of 19.0%;

•	providing technological and financial assistance to small and medium-sized manufacturers;

The Government believes that these policies will effectively serve to increase the manufacturing sector’s contribution to GDP.

Mining Sector

In 2007, the mining sector grew by 1.2% in real terms and comprised 0.6% of GDP. In 2008, the mining sector contracted by 5.8% in real terms and comprised 0.6% of GDP. The contraction in the mining sector in 2008 was primarily due to a significant and widespread contraction in demand for minerals and metals, including an unprecedented decline in global demand for aluminum, iron and steel. In 2009, the mining sector contracted by 10.3% in real terms and comprised 0.5% of GDP. The contraction in the mining sector in 2009 was primarily due to the effect of the global economic crisis on the metals market. In 2010, the mining sector contracted by 13.0% in real terms and comprised 0.5% of GDP. The contraction in 2010 was due to a lower production of coal, gold and metallic minerals (such as granite, clay, limestone, sand and building stone). Factors affecting the performance of the extractive sector in 2010 were the following: (i) the power rationing plan, (ii) limitations in work of extraction, production and distribution of minerals as a result of problems in obtaining permits, and (iii) lower operational capacity of the industry. In 2011, the mining sector grew by 5.2% in real terms and comprised 0.5% of GDP. The growth in the mining sector in 2011 was primarily due to an increase in the production of non-metallic mineral products and nickel by private companies, while in the public sector, there was a noticeable increase in the production of iron by Ferrominera Orinoco.

On May 26, 2006, Venezuela and Bolivia created Minera del Sur, or Minersur, a Latin American integration project designed to complement the countries’ mining capabilities and techniques. The goal of Minersur is to strengthen national sovereignty of mining resources and to promote sustainable mineral industrialization and joint international investments.

In June 2006, the National Assembly approved a reform of Venezuela’s Mining Law in order to promote the sovereignty and national interest of the country in its mining resources by eliminating concessions for inactive mines and by creating a new legal framework to benefit Venezuela’s small-scale mining interests. Under the reform, private companies with idle, unproductive mines are required to form joint ventures with Venezuela in which Venezuela is granted a majority interest.

On August 11, 2010, pursuant to Resolution No. 10-07-01, published in Official Gazette No. 39,485, individuals or entities that have been authorized to commercialize their gold production are required to offer to sell a minimum of 50% of their gold production to Banco Central. The remaining 50% may be sold in the international markets, subject to prior authorization from Banco Central. If a gold producer covered by this Resolution decides not to sell internationally the 50% of its exportable production, or if the producer fails to obtain the necessary authorizations from Banco Central, then such otherwise exportable 50% of the production would have to be offered to Banco Central. In addition, individuals or entities that have been authorized to commercialize their gold production and whose activities are considered small mining activities pursuant to the Mining Law, are required to offer to sell a minimum of 15% of their gold production to Banco Central or to the general domestic market. The remaining 85% may be sold in the international markets, subject to prior authorization from Banco Central.

On October 31, 2010, the government ordered the expropriation of Siderúrgica del Turbio S.A. (SIDETUR), a wholly owned subsidiary of private steelmaker Siderúrgica Venezolana Sivensa S.A., in an effort to improve the fabrication of iron construction parts.

The following arbitration cases relating to the mining sector have been submitted to ICSID:

•

On October 28, 2004, ICSID registered a Request for Arbitration by Vannessa Ventures, Ltd. against the Republic for the expropriation of a mining consession in Venezuela. The ICSID tribunal was constituted on June 7, 2005 and reconstituted twice on October 29, 2007 and June 25, 2010. Both parties have filed a statement of costs on November 22, 2011 and the case remains pending.

•

On November 9, 2009, ICSID registered a Request for Arbitration by Gold Reserve Inc. against the Republic for the expropriation of the copper and gold mines Las Brisas and Choco 5, respectively. The ICSID tributnal was constituted on March 9, 2010. The tribunal issued a procedural order on July 25, 2012 for the production of further expert evidence by the parties.

•

On January 5, 2011, ICSID registered a Request for Arbitration by Highbury International AVV and Ramstein Trading Inc. against the Republic for the expropriation of a gold and diamond concession. The ICSID tribunal was constituted on June 14, 2011. The tribunal held a hearing on the jurisdiction and merits of the case on August 6-10, 2012. A final decision remains pending.

•

In September 2002, Crystallex International Corporation signed a contract with CVG for the development and operation of the Las Cristinas mines. On February 3, 2011, CVG informed Crystallex that the contract had been cancelled due to non-performance of the project. On February 16, 2011, Crystallex filed a Request for Arbitration before ICSID against the Republic, registered by the Secretary General of ICSID on March 9, 2011. The ICSID tribunal was constituted on October 5, 2011 and its decision with respect to jurisdiction remains pending.

•

On August 1, 2012, ICSID registered a Request for Arbitration by Rusoro Mining Ltd. against the Republic for the expropriation of a mining concession in Venezuela. The ICSID tribunal has not been constituted and the case remains pending.

Pursuant to presidential Decree 6,796 dated July 14, 2009 which ordered the nationalization of the briquette producers located in the Guayana Region, on June 25, 2011, CVG acquired 73.3% of the outstanding shares of Complejo Siderúrgico de Guayana, C.A. (Comsigua), a hot briquetted iron producer located in Puerto Ordaz, southern Venezuela, from several Japanese shareholders including Kobe Steel K.K. The purchase price for these shares was U.S.$232.9 million, composed of a U.S.$78 million down payment and ten semiannual installments of U.S.$15.4 million each.

In August 2011, President Chavez signed a law-decree nationalizing the gold industry in order to preserve one of Venezuela’s most significant sources of wealth and secure a more environmentally friendly exploitation of this natural resource. One of the main objectives of this law-decree is to convert the gold into international reserves. On September 16, 2011, the nationalization of the exploration and production of gold came into effect pursuant to law-decree 8,413, published in the Official Gazette No. 39,759.

In December 2011, President Chavez signed a law-decree reforming the Organic Law that Reserves to the State the Exploration and Exploitation of Gold (Ley Orgánica que Reserva al Estado las actividades de Exploración y Explotación del Oro), published in Official Gazette No. 6,063, dated December 15, 2011. This reform declares gold mines as national security zones that are to be protected by the Venezuelan armed forces. The reform declares void any contracts related to gold exploration and exploitation that have not been terminated by the parties within ninety (90) days from the date of publication.

Corporación Venezolana de Guayana

After PDVSA, the second-largest industrial complex in the country is made up of branches and subsidiary companies of Corporación Venezolana de Guayana, or CVG. CVG, an entity organized by the Government as an “autonomous institution”, or instituto autónomo, in 1960, is a non-operating holding entity that, through its vertically-integrated operating subsidiaries, constitutes Venezuela’s largest diversified mining and mineral processing business based on estimated market share and production volume. With operations throughout the Guayana region, which occupies more than 550,000 square kilometres in southern Venezuela, CVG is Venezuela’s, and one of Latin America’s, largest producers of aluminium (including its principal constituent elements, bauxite and alumina) and steel and iron products. CVG’s business also includes an increasing emphasis on significant mining and production of gold. CVG is also engaged in the growing and harvesting of timber and production of lumber. CVG comprises of 15 operating subsidiaries and approximately 18,000 employees. On November 26, 2011, the Ministry of Popular Power for Mining and Basic Industries (Ministerio del Poder Popular para las Industrias Básicas y Minería) was divided. The mining division went to the Ministry of Popular Power of Petroleum and Mining (Ministerio del Poder Popular de Petróleo y Minería) and the basic industries became known as the Ministry of Popular Power for the Industries (Ministerio del Poder Popular de Industrias).

CVG’s mission is to sustainably exploit the abundant reserves of bauxite, iron, gold and other precious metals, and forestry resources in, and to promote the overall development of, the Guayana region. All land in the Guayana region is owned by Venezuela. However, under the Law Decree for the Partial Reform of the Organic Law of the Development of Guayana of 2001, political coordination of all activities relating to the exploration and exploitation of minerals and other natural resources in the Guayana region is vested in CVG. As such, CVG is authorized to undertake those activities directly or through agreements with public or private foreign or domestic entities.

In July 2006, the Ministry of Council to the President established the Development Zone of the Guayana, with the purpose of strengthening the balanced development of the country. This area is approximately 554,101 square kilometers, or approximately 61% of the country. The Guayana region holds great reserves of iron ore, bauxite, gold, diamonds and limestone, among other minerals, in addition to great forestry reserves. Moreover, the region possesses approximately 80% of the natural water resources of the country, which provides energy production of approximately 63,500 million kilowatt-hours per year.

In January 2007, CVG began the construction of the Social Production Company National Iron and Steel, or EPS Siderúrgica Nacional, with an initial investment of approximately U.S.$2.1 billion. EPS Siderúrgica Nacional is expected to produce 1.55 million tons of liquid steel per year. As of September 2012, the Social Production Company National Iron and Steel is approximately 17% complete. In July 2007, CVG began the construction of the Social Production Company Services of Lamination and Smelting of Aluminium, C.A., or Servicios de Laminación y Fundición de Aluminio, referred to as EPS Serlaca, which has the capacity to laminate 114,000 tons of aluminum per year. The Republic invested U.S.$210.0 million into EPS Serlaca in order to process and increase the value of the primary aluminium produced by CVG Aluminio del Caroni S.A., or CVG Alcasa and CVG Industria Venezolana de Aluminio C.A., or CVG Venalum.

On May 11, 2008, pursuant to Decree Law No. 6,058, dated April 30, 2008, SIDOR and its subsidiaries and associated companies were designated as state-owned enterprises and the activities of such companies were declared to be of public and social interest. In connection with that designation and declaration, SIDOR has been under operational control of CVG since July 12, 2008. For more information on the transfer of the shares and operations of SIDOR to the Venezuelan Government, refer to “Bolivarian Republic of Venezuela—Domestic Initiatives—Nationalization of Private Companies”. On July 26, 2010, Banco Central assisted in the structuring of a Bs.2.0 billion loan with various public sector banks to CVG in order to help SIDOR pay obligations owed to workers and contractors.

In June 2010, construction began for the Social Production Company Pulp and Paper C.A., or Pulpaca, a pulp and paper plant that is expected to produce approximately 250,000 tons of paper per year. Phase I of the project is expected to cost approximately U.S.$1.4 billion and the entire project is estimated to be completed by the fourth quarter of 2013. In addition, construction of the Tocoma Hydroelectric Power Plant, or Complejo Hidroeléctrico Represa de Tocoma Manuel Piar, the fifth hydroelectric power plant in the Development Zone of the Guayana region continues to advance. This plant is expected to have an installed capacity of 2,250 megawatts, or MW. The first stage of this project is expected to be ready by 2012 and the entire project is expected to be completed by 2014.

CVG has various investment projects currently under way or set to begin. These projects encompass CVG’s activities in hydroelectric power generation and transmission, ferroalloy, aluminum and forest products manufacturing. For more information, refer to “Foreign Trade and Balance of Payments—Trading Partners”.

CVG experienced a significant reduction in aluminium production in 2010 due to the closure of certain production lines at CVG Alcasa and electricity conservation efforts at CVG Venalum due to the National Energy Savings Plan implemented by the Government.

The following tables set out the production and exports of CVG’s aluminum, iron and gold companies for the periods indicated:

	Year Ended December 31,
Production	2007	2008	2009	2010	2011
	(in thousands of metric tons, except as noted)
Iron	20,650	20,020	13,802	14,009	17,037
Bauxite	5,323	4,192	3,611	3,126	2,455
Alumina	1,751	1,591	1,376	1,244	1,222
Aluminum	615	607	569	362	330
Gold (in kilograms)	4,030	4,244	4,263	—	—

(-)	Not available.

Source:	MPPIBAM (Ministerio del Poder Popular para las Industrias Básicas y Minería) now known as the Ministry of Popular Power for Industries (Ministerio del Poder Popular de Industrias) and the Ministry of Popular Power of Petroleum and Mining (Ministerio del Poder Popular de Petróleo y Minería).

	Year Ended December 31,
Exports	2007	2008	2009	2010	2011
	(in millions of U.S. dollars)
Iron Ore	$382.9	$659.7	$392.4	$501.0	$559.0
Bauxite	3.1	0.0	0.0	0.0	4.9
Alumina	381.1	137.7	243.5	115.4	123.0
Aluminum	1,062.7	987.3	347.3	85.9	24.2
Total	$1,829.9	$1,784.8	$983.2	$702.3	$686.9

Source:	MPPIBAM (Ministerio del Poder Popular para las Industrias Básicas y Minería) now known as the Ministry of Popular Power for the Industries (Ministerio del Poder Popular de Industrias) and the Ministry of Popular Power of Petroleum and Mining (Ministerio del Poder Popular de Petróleo y Minería).

Agriculture and Livestock

Venezuela’s principal agricultural and livestock products are coffee, cocoa, sugar cane, rice, corn, plantains, pork, eggs and milk.

In 2007, the agricultural sector grew by 2.6% as compared to 2006 and comprised 4.5% of GDP. The growth in the agricultural sector in 2007 was primarily due to the Government providing favorable financing and subsidies to stimulate and incentivize agricultural activities. In 2008, the agricultural sector grew by 3.5% as compared to 2007 and comprised 4.4% of GDP. The growth in the agricultural sector in 2008 was primarily due to increased production of cereal, poultry and pork. During 2009, the agricultural sector grew by 1.0% as compared to 2008 and comprised 4.6% of GDP. The growth in the agricultural sector in 2009 was primarily due to an increase in Government loans and credits provided to farmers and other agricultural producers which were used to meet increased production and operational demands. In 2010, the agricultural sector grew by 0.9% as compared to 2009 and comprised 4.8% of GDP. The growth in the agricultural sector in 2010 was primarily due to an increase in credit access to farmers. In 2011, the agricultural sector contracted by 0.8% as compared to 2010 and comprised 4.5% of GDP. The contraction in the agricultural sector in 2010 was primarily due to the adverse effect of climate on crops, issues with the distribution of inputs, such as seeds and fertilizers, and the displacement of local produce by imported goods.

The following tables set out the exports and imports of the agricultural sector for the periods indicated:

	Year Ended December 31,
Exports	2007	2008	2009	2010	2011
	(in thousands of metric tons)
Coffee	0.04	1.05	0.0	0	0
Cocoa	8.90	5.60	2.83	3.06	1.38
Rice	0.03	0	0	0	0
Corn	0.03	0.01	0.02	0	0.001

Source: Banco Central and INE.

	Year Ended December 31,
Imports	2007	2008	2009	2010	2011
	(in thousands of metric tons)
Coffee	0	0	5.35	8.94	24.46
Cocoa	0	0	0.03	0	0
Sugar cane	55.25	73.99	27.75	0	19.33
Rice	0.20	233.41	218.01	25.27	301.46
Corn	546.11	1,147.4	1,567.9	1,764.3	1,554.4

Source: Banco Central and INE.

Lands and Agricultural Development Law-Decree

On November 13, 2001, a new law-decree was issued targeting land reform. This new Lands and Agricultural Development Law-Decree replaced the Law of Agrarian Reform promulgated in 1960. This law-decree is intended to reallocate arable lands in Venezuela according to a plan determined by the Government. Under this law, a Government agency, the National Lands Institute, or INTI, classifies rural land according to its best use, such as agriculture, cattle-raising or forestry. In addition, certain unused, uncultivated or idle rural lands are also subject to tax or expropriation and redistribution. In most cases, this redistribution of land would not be an outright grant to the recipient, but rather is by the right to work the land in a productive manner. Two additional agencies, the National Institute of Rural Development and the Venezuelan Agrarian Corporation, will oversee the implementation and operation of the land reform system.

In July 2002, President Chávez passed a law-decree that relates to land reform in Venezuela in connection with the Government’s plan to reallocate arable lands according to their most productive use. Under the law-decree, the Government may expropriate idle or uncultivated lands that do not comply with a minimum requirement of productivity upon the payment of due compensation to owners.

As of July 2012, the National Lands Institute, or INTI, following current legal procedures, had recovered on a national level over 3.6 million hectares of land that was either owned by the state, declared unproductive or illegally occupied, and distributed the land to poor farmers through agricultural cooperatives and other socio-productive entities in order to enhance the participation in alternative forms of agricultural production and to expand the production of important agricultural items.

On January 25, 2011, President Chávez used his legislative authority to issue Ley de Atención al Sector Agrícola, or the Law of Attention to the Agricultural Sector. The objective of the new law is to support producers, farmers and fishermen who were affected by the natural disasters that occurred during the last quarter of 2010. The law stipulates, among other things, the restructuring or forgiveness of debts accrued by the rural producers that were affected by record-setting rainstorms.

In conjunction with the Law of Attention to the Agricultural Sector, President Chávez also anounced a new social initiative known as Misión Agro-Venezuela, or Agri-Venezuela Mission. This new initiative has three main goals: (1) Increasing production of traditional crops; (2) increasing the amount of agricultural land that is cultivated; and (3) promoting and stimulating urban agriculture. The goal for the next two years is to increase production of basic food crops to 12 or 14 million tons with priority given to white and yellow corn, rice, beans, legumes and vegetables. The program includes a national agricultural census that will provide the Government with a better understanding of the situation of the producers in the country and allow them to implement a more effective agricultural policy.

The Agricultural Bank was created by Presidential Decree No. 8,330, published in Official Gazzette No. 39,713, dated July 14, 2012. The Agricultural Bank was established to provide credit facilities that contain special funding conditions to small- and medium-sized farms.

The Ezequiel Zamora Fund (Ley del Fondo Ezequiel Zamora para el Fortalecimiento y Financiamento de la Gran Misión Agro-Venezuela) was created by Presidential Decree No. 8,809, published in Official Gazzette No. 39,869, dated February 23, 2012. The Ezequiel Zamora Fund was established in order to promote the agricultural development of the Republic and support the programs set forth in the Agri-Venezuela Mission.

Electric Sector

The electric sector in Venezuela is made up of a single state-owned corporation Corporación Eléctrica Nacional S.A (CORPOELEC) which is in charge of generation, transmission, distribution and commercialization of electric power; serving approximately 94% of the country’s population (approximately 5,712,197 subscribers). As of January 12, 2012, Pursuant to Official Gazette No. 6,070, the following Companies merged into CORPOELEC: Electrificación del Caroní, C.A. (EDELCA), Compañía de Administración y Fomento Eléctrico (CADAFE), Energía Eléctrica de Venezuela (ENELVEN), C.A. Energía Eléctrica de Barquisimeto (ENELBAR), C.A. La Electricidad de Caracas (EDC), Empresa Nacional de Generación C.A. (ENAGER), Energía Eléctrica de la Costa Oriental del Lago C.A. (ENELCO), and Sistema Eléctrico del Estado Nueva Esparta (SENECA).

Due to a drought that began in October 2009 and its effect on the country’s hydroelectric-based energy grid, in February 2010, the Government announced that the country was facing an energy emergency. The drought severely depleted water reserves at the Guri hydroelectric dam, Venezuela’s most important hydroelectric energy plant, which, at the time, produced approximately two-thirds of the country’s electricity.

Through MPPEE the Government took preemptive measures in the fall of 2009 to decrease reliance upon hydroelectric energy and to increase thermoelectric capacity within the power grid. On February 8, 2010, pursuant to Presidential Decree No. 2,228, President Chávez announced rolling blackouts and a mandatory energy cut in order to ease pressure on the Guri dam. Some businesses were permitted to operate only during certain hours, while others operated on a four-day workweek schedule in order to meet the conservation requirement.

Modernization of the electric sector has been difficult because of insufficiency of transmission, inefficiencies in plant and equipment and lack of investment funds. The Government estimates that the electric power sector will require a U.S.$34.2 billion investment by 2015 (12.688 MW in the next three years) in order to meet the Republic’s electricity demand over the next 10 years (182,031 GWh by 2021).

On July 22, 2010, the National Assembly approved the Organic Law for the Reorganization of the Electric Power Sector, which was a partial reform of Presidential Decree No. 5,330 that extended the deadline for all electric companies to be brought together under CORPOELEC until December 31, 2011. The reorganization of the National Electric System (Sistema Eléctrico Nacional), referred to as SEN, is aimed at centralizing the generation, transmission, distribution and commercialization of Venezuela’s electric power within CORPOELEC in order to reduce the current deficiencies in the electric sector. In 2010, CORPOELEC invested U.S.$5.1 billion, primarily in power generation activities which represented 42% (U.S.$2.2 billion) of the investment for 2010. The remaining amount was spent as follows: 13% on power transmission lines (U.S.$655 million), 16% on distribution (U.S.$824.6 million) and 29% on other related electric sector activities (U.S.$1.5 billion). In 2011, CORPOELEC invested U.S.$4.5 billion, primarily in power generation activities which represented 49% (U.S.$2.2 billion) of the investment for 2011. The remaining amount was spent as follows: 24% on power transmission lines (U.S.$1.1 billion), 23% on distribution (U.S.$1.0 billion) and 4% on other related activities (U.S.$160.5 million). Approximately 914 MW were added to the national grid during 2011.

The electric power demand in Venezuela decreased by 3.4% in 2010 as compared to 2009, from 17.046 MW to 16.755 MW. The electricity gross generation for the year 2010 totaled 116.702 GWh, a 6.7% reduction as compared to 2009. This electricity was produced using the following sources: 65.7% hydro power, 15.2% gas, 10.2% diesel, and 8.6% fuel oil. The net energy generated was equivalent to 115.306 GWh, a 6.6% decrease from 2009. Approximately 66.6% of this energy (76.661.6 GWh) was hydro power generation, and the remainder (38.644.4 GWh) was generated with thermal power. Thermal power increased by 1,032.8 GWh in relation to 2009. The consumption control in critical areas, as part of the Republic’s plan for managing the electricity deficit, saved approximately 1,086.5 GWh of energy, representing 1% of total energy supplied to the country in one year. In 2010, approximately 200 kilometers of electric lines were incorporated into the main transmission network and approxiately 1.533 MVA was incorporated into the transformation system.

On December 14 , 2010, the Organic Law for the Electric System and Service was enacted by the National Assembly. This Law establishes specific regulations for the electric sector as well as the roles of the different entities involved. The law includes regulation on international energy exchange agreements. The proposed law states that electric service will be provided under three premises: (i) all Venezuelans have a right to electricity access; (ii) the provision of service is an activity reserved to the Republic; and (iii) a socialist management model. The Law declares all assets related to electric system as public utilities. In addition, the proposed law establishes that the Government controls all activities in the electric sector. The Government could, however, establish mixed companies where the Republic will have no less than a 60% stake in order to build electric projects and for the production and distribution of goods and services needed to execute the activities of SEN.

On December 19, 2011, the Rational and Efficient Use of Energy Law (Ley de Uso Racional y Eficiente de la Energía) was enacted. The law requires citizens and entities to make rational and efficient use of their electricity in order to preserve the national electric system. The law states that the Ministry of Popular Power of Electric Energy will manage the rational and efficient use of energy as well as review and evaluate the Rational and Efficient Use of Energy Plan as established under this law.

As of December 31, 2011, the total capacity of the existing grid was projected to be approximately 25,705 MW, an increase from 24,854 MW in 2010. The electricity gross generation for the year 2011 totaled 123,090 GWh, a 5.5% increase as compared to 2010. This electricity was produced using the following sources: 68% hydro power, 14% gas, 11% diesel, and 7% fuel oil.

The Telecommunications Sector

CONATEL is the governmental agency responsible for the regulation of the telecommunications market. One of CONATEL’s main goals is to broaden the general public’s access to telecommunications services. To achieve this goal, CONATEL created a Universal Service Fund dedicated to providing service in areas without access to telecommunications services. The Universal Service Fund was expected to reach approximately U.S.$987.6 million at the end of 2011. Since 2005, it has launched various Universal Service projects with the participation of several Venezuelan telecom operators that competed for infrastructure projects worth approximately U.S.$85.8 million. As of January 1, 2012, approximately U.S.$161.9 million of the Universal Service Fund was allocated to infrastructure projects in support of social policies.

CONATEL is working to modify the regulatory framework in the telecommunications market by establishing policies that promote competition in different services, including broadband services and new proposals for emerging technologies. On December 20, 2010 the amendments to the Organic Telecommunications Law and the Social Responsibility on Radio and Television Law were approved, adding new regulations on the internet service and telecommunications systems. The laws provide certain conditions in which fines or punishment will be applied by CONATEL.

On December 22, 2010, a partial reform of the Social Responsibility in Radio and Television Law was enacted. The Law aims to strengthen national content production and incorporates within its scope the regulation of messages distributed through electronic media. The legislation prohibits the dissemination on television, radio or electronic media of messages that incite or promote hatred and intolerance based on race, religion, politics, gender as well as racist or xenophobic messages. The legislation also prohibits the dissemination via the media of any messages that incite or promote and/or justify crime, constitute war propaganda, provoke unrest in the population or disturb the public order, disregard a public officer’s authority, or promote the violation of the law. Providers of electronic media were required to quickly establish mechanisms to restrict the dissemination of messages in violation of the Law, otherwise they are subject to penalty as delineated by the Law.

The reform of the Organic Telecommunications Law (LOTEL) declares “the establishment and operation of telecommunications networks” as a “public interest service”. The LOTEL establishes the maximum duration of licenses for the use and operation of the radio spectrum to 15 years, which was already prescribed in the Regulations of the Telecomunication Law on Administrative Authorizations and Licensing for the Use and Operation of Radio Spectrum.

The reform kept existing restrictions related to the transfer of telecommunication licenses and incorporated some existing rules related to the sale or transfer of ownership of companies holding broadcast licenses.

Telecomunications market

On May 27, 2007, Radio Caracas Televisión, referred to as RCTV, ceased transmissions after the Government decided not to extend its concessions. On May 28, 2007, the released television frequency was allocated to a new public-service channel, TVES, whose main objective is the broadcasting of entertainment and educational programs and the promotion of the national production of programs that suit the current needs of the population. In July 2007, RCTV began broadcasting on cable and satellite television as Radio Caracas Televisión Internacional. In January, 2010, Radio Caracas Televisión Internacional, along with other, smaller stations, ceased cable broadcasting after the Government determined that they had failed to abide by Venezuelan media law. RCTV rejected the Venezuelan media regulator’s finding that it was a domestic media provider and refused to broadcast the state announcements required by this classification. Venezuelan law establishes that a channel will be considered “national” if the percentage of its programming produced in Venezuela exceeds 70% and “international” if 30% of its programming is of foreign origin.

In July 2009, the Ministry of Popular Power for Housing and Public Works, which was by that time the body with competence in the field of broadcasting licensing, declared the termination of the permits and/or licenses to 34 broadcasting stations (radio and television stations) due to various circunstances, among which are: resignation of the original owner, expiration of the licenses, among others. Interested parties, who in their opinion were affected by such resolutions, requested review of the decision to the appropiate authorities under the Law

The telecommunications sector grew by approximately 7.9% during 2010, as compared to 2009. Considering the number of subscribers to different services, mobile telephony has experienced a substantial growth of 1,366% since 1998 while the local fixed telephony service grew approximately 181% over the same period. In the case of internet services and subscription television (Cable TV), they grew 1,519% and 321%, respectively, since 1998.

According to Banco Central, in 2011, the telecommunications sector grew 7.3% compared to 2010. The number of subscribers to the various services in 2011 compared to 2010, mobile service grew by 4.3%, while the local fixed telephone service increased by 3.5%. Internet services and subscription television increased 17.0% and 9.7%, respectively.

Telesur

In 2005, TELESUR, the Latin American television network sponsored and originally owned by the governments of Venezuela, Argentina, Cuba and Uruguay, began broadcasting that can now be seen in at least 30 countries. TELESUR was designed to spur Latin American integration by creating a new communication paradigm that serves as an alternative to large media conglomerates. The network was funded with U.S.$10 million provided by the countries that jointly owned the network at the time of funding: Venezuela (51% ownership), Argentina (20% ownership), Cuba (19% ownership) and Uruguay (10% ownership). Afterwards, in April 2006, Bolivia agreed to buy a 5% stake in TELESUR and in 2007, Nicaragua and Ecuador also became shareholders of the television station. In August 2008, Paraguay signed an agreement to incorporate Paraguay in TELESUR’s broadcasting. Other Latin American countries may join in the future. In 2010, TELESUR signed an agreement to expand its broadcast in Europe, the Middle East and North Africa in order to reach approximately 130 million potential viewers. As of September 2012, TELESUR was broadcasting in North, Central and South America as well as in several European countries.

THE FINANCIAL SYSTEM

Banco Central

Banco Central, which is wholly owned by the Republic, is Venezuela’s central bank and its currency-issuing bank. The 1999 Constitution granted Banco Central, for the first time in its history, constitutional authority as an independent legal entity with autonomy to exercise its delineated powers. The main purpose of Banco Central is to control inflation and maintain the stability of the Bolívar. Under the 1999 Constitution, Banco Central is prohibited from underwriting, cosigning or guaranteeing any debt of the Republic. In addition, Banco Central is required to provide the National Assembly an account of its actions, goals and results achieved as well as certain periodic reports to the National Assembly which describe the current status of the macroeconomic variables of the economy. The National Assembly must approve Banco Central’s budget.

On October 3, 2001, a new Banco Central Law became effective which superseded the previous Banco Central Law dated as of December 4, 1992. A purpose of the new Banco Central Law of 2001 is to coordinate the regulations and activities of Banco Central with the provisions of the Constitution and thus to promote economic development in a more cohesive manner.

In July 2005, the National Assembly approved an amendment to the Banco Central Law. The reform allows PDVSA to maintain its oil and gas export proceeds in offshore accounts in amounts sufficient to cover its foreign currency-denominated investments and expenses. The balance of such proceeds, net of applicable corporate income tax, dividends and royalties, was required to be contributed by PDVSA to FONDEN. Amounts deposited in FONDEN could only be used for social, educational, health care, liability management and special and strategic purposes. Under the amended law, Banco Central is required to determine the optimum level of international reserves and to distribute the excess to FONDEN and inform the National Assembly on an annual basis. The reform also required Banco Central to make a one-time special contribution to FONDEN of U.S.$6.0 billion from Venezuela’s foreign currency reserves, which was completed on November 7, 2005.

On May 7, 2010, the Banco Central Law was again amended. Among other changes, the amendment required Banco Central to create a Strategic Financial and Exchange System to monitor the flow of monetary and financial information in order to guarantee the proper functioning of the economy. Under the amended law, Banco Central’s regulatory powers over the Republic’s payment systems (domestic, bilateral and regional) were enhanced. The May 2010 amendment also modified Banco Central’s operations with other financial institutions which, among other things, expanded the categories of assets Banco Central could receive from financial institutions as collateral or a guarantee in connection with lending operations in exceptional circumstances.

Under the Banco Central Law, Banco Central’s statutory functions include, among others:

•	formulating and executing monetary policy;

•	participating in the design of exchange rate policy;

•	executing exchange rate policy;

•	regulating credit and interest rates in the financial system;

•	regulating Venezuelan currency and promoting adequate liquidity of the financial system;

•	centralizing and administering the Republic’s international monetary reserves;

•	estimating the adequate level of the Republic’s international monetary reserves;

•	participating in and regulating operations in the foreign exchange market;

•	overseeing the performance of the Republic’s payments system and establishing its operating regulations;

•	advising other public authorities within their jurisdiction;

•	participating in, regulating and executing operations in the gold market;

•	collecting, producing and publishing the Republic’s main economic statistics;

•	overseeing the Republic’s rights and obligations in the IMF in accordance with relevant agreements and laws;

•	promoting solidarity, civic participation and social responsibility for the purpose of contributing to the socio-economic development of the population;

•	issuing, on an exclusive basis, Venezuelan currency;

•	performing other operations and services of the type commonly provide by central banks, in accordance with the law;

•	providing assistance to the political branches; and

•	promoting actions that foster solidarity, citizen participation and social responsibility, with the goal of contributing to the development of the population and to its socio-economical education.

FONDEN

The July 2005 amendment to the Banco Central Law required PDVSA to make contributions to FONDEN with its excess dollar cash flow after all its external and internal obligations have been satisfied, including capital, operational and tax-related disbursements. Amounts deposited in FONDEN could only be used for social, educational, health care, liability management and special and strategic purposes. Under the amended law, Banco Central is required to determine the optimum level of international reserves and to distribute the excess to FONDEN and inform the National Assembly on an annual basis. The reform also required Banco Central to make a one-time special contribution to FONDEN of U.S.$6.0 billion from Venezuela’s foreign currency reserves. This deposit was completed on November 7, 2005 and since that date through December 31, 2007, approximately U.S.$17.0 billion was added by Banco Central and approximately U.S.$15.1 billion was contributed by PDVSA. In 2008, Banco Central contributed an additional U.S.$1.5 billion and PDVSA added an additional U.S.$12.4 billion to FONDEN and in 2009, Banco Central contributed U.S.$12.3 billion and PDVSA added U.S.$600 million to FONDEN and in 2010, Banco Central contributed U.S.$7.0 billion and PDVSA added U.S.$1.3 billion to FONDEN. At December 31, 2011, Banco Central contributed U.S.$3.5 billion and PDVSA added U.S.$14.3 billion to FONDEN, amounting to a total FONDEN contribution of U.S.$17.8 billion. Banco Central carries its contributions to FONDEN as an asset on its balance sheet.

Amounts deposited in FONDEN are being used for major infrastructure projects such as bridges, highways, intra-city trolleys, subway lines, railroads, electricity generation, rural irrigation systems, hospitals, educational facilities, as well as for the purchase of Brady bonds as part of a liability management program put in place in 2006.

As of December 31, 2011, FONDEN had allocated approximately U.S.$81.5 billion to the various projects financed by FONDEN, including, among others: approximately U.S.$23.4 billion allocated to 40 mining projects; approximately U.S.$5.6 billion allocated to 32 energy and petroleum projects; approximately U.S.$4.5 billion allocated to 22 housing projects; approximately U.S.$3.1 billion allocated to 59 agriculture projects; approximately U.S.$1.6 billion allocated to 21 science and technology projects; and approximately U.S.$1.2 billion allocated to 24 environmental projects. FONDEN keeps its resources in financial trusts (local and foreign currency investments) at Banco del Tesoro, where funds are being disbursed in accordance with projected execution levels.

In April 2011, President Chávez issued by law-decree the Law Creating the Special Tax on Extraordinary Prices and Exorbitant Prices in the International Oil Market, which repealed the provisions of the Banco Central Law governing PDVSA’s contributions to FONDEN.

This new Oil Windfall Profits Tax Law provides that the revenue from this tax be deposited directly into FONDEN and used to finance the Missions created by the government as well as infrastructure, road, health, education, communication, agriculture and food projects, among others.

Monetary Policy

Historically, Banco Central has conducted an active monetary policy that has supported the Government’s economic adjustment plans. Banco Central utilized open-market operations with respect to its own instruments issued initially through the Caracas Stock Exchange and later by means of an auction mechanism. Between 2004 and 2010 Banco Central continued to conduct open-market operations; since 2007, however, the level of those operations has decreased in favor of a more active use of official reserve requirements by Banco Central.

In 2009, there was a crisis in the banking sector, leading to the closure of 14 banks and the buyout of five financial institutions by the Government. Consequently, the economy experienced a decrease in credit lending. In order offset the decrease in credit lending and avoid a reduction in bank liquidity, Banco Central increased the maximum daily trading volume of CDs (certificates of deposit). In addition there was a reduction in the reserve requirements for financial institutions. As a result, the crisis was successfully averted. Banco Central decided to keep the regulations in order to boost credit intermediation, however, these measures have led to a decrease in open-market transactions since 2010.

The table below sets forth the changes in monetary aggregates for the periods indicated:

	M2		Monetary Base
Year	In billions of nominal Bolívares	In millions of Dec. 2007 Constant Bolívares	In billions of nominal Bolívares	In millions of Dec. 2007 Constant Bolívares
2007	176,953.3	176,953	64,179	64,179
2008	217,903.1	165,203	83,593	63,376
2009	249,098.1	148,804	97,563	58,282
2010	296,604.8	139,120	123,051	57,716
2011	446,616.8	162,406	172,751	62,818

Source: Banco Central.

As of June 30, 2012, the M2 monetary aggregate had increased to Bs.521.9 billion (U.S.$121.4 billion), representing an increase of 16.9% from year end 2011.

The national work stoppage that began in December 2002 exacerbated the devaluation of the Bolívar against the U.S. dollar. This general work stoppage decreased Venezuelan oil exports and tax revenues and the political instability surrounding the situation created a strong demand for U.S. dollars. This resulted in a further devaluation of the Bolívar as compared to the U.S. dollar, which declined to a low of Bs.1.853 = U.S.$1.00 on January 22, 2003.

This significant devaluation of the Bolívar prompted the Republic to suspend foreign exchange transactions in order to protect the level of Venezuelan international reserves until the Government could present an alternative exchange control mechanism. Foreign exchange transactions were suspended for approximately two weeks. A new exchange control regime became effective on February 5, 2003, which included a single foreign exchange rate (Bs.1.596 = U.S.$1.00 (purchase) and Bs.1.600 = U.S.$1.00 (sale)). On February 5, 2004, the Ministry of Finance and Banco Central changed the U.S. dollar exchange rate to Bs.1.9152 = U.S.$1.00 for purchase operations and Bs.1.920 = U.S.$1.00 for sale operations. The exchange rate for the payment of external public debt was also set at Bs.1.920 = U.S.$1.00. On March 2, 2005, the Ministry of Finance and Banco Central set the U.S. dollar exchange rate to Bs.2.1446 = U.S.$1.00 for purchase operations and Bs.2.150 = U.S.$1.00 for sale operations. The exchange rate for the payment of external public debt was also set at Bs.2.150 = U.S.$1.00. Effective January 1, 2008, the currency of Venezuela was redenominated. Accordingly, from that date the U.S. dollar exchange rate was set at Bs.2.14 = U.S.$1.00 for purchase operations and Bs 2.15 = U.S.$1.00 for sale operations.

On January 8, 2010, the government of Venezuela established a dual-exchange rate regime. According to Convenio Cambiario No. 14, the Ministry of Finance, together with Banco Central, established an exchange rate of Bs.2.60 = U.S.$1.00 for essential goods, including food, health, imports of machinery and equipment, science and technology, as well as all non-petroleum public sector transactions and other special cases. The exchange rate for all other transactions was set at Bs.4.30 = U.S.$1.00 for sale operations, with the exception of the provisions of Article 5 of the Convenio Cambiario No. 14, which will cover, among others, transactions within the automotive sector, the telecommunications sector, the steel sector and the construction sector.

The exchange rate applicable to purchases of foreign exchange obtained by the public sector, other than those specified in Article 5 of the Convenio Cambiario No. 14 and those obtained by public non-oil exports, was set at Bs.2.5935 = U.S.$1.00. The exchange rate applicable to purchases of currencies other than the previously indicated and those referred to in Article 5 of Convenio Cambiario No. 14, including exports from non-oil public and private sectors, was set at Bs.4.2893 = U.S.$1.00.

On December 30, 2010, the Government eliminated the dual-exchange rate regime and established a single-exchange rate regime. Effective January 1, 2011, the U.S. dollar exchange rate was set at Bs.4.30 = U.S.$1.00 for all transactions. For more information, refer to “The Venezuelan Economy—Exchange Control Regime”.

The following table sets out Venezuela’s interest rates, by quarter, for the periods indicated:

Interest Rates
Year and Quarter	Short-Term (Commercial Banks)(1)	90-Day CDs Deposit Rate(2)	Banco Central Discount Rate	Basic Inflation Rate(3)
	(in % per annum)
2007
First Quarter	15.91	10.10	28.50	10.96
Second Quarter	16.18	10.12	28.50	21.51
Third Quarter	17.04	11.01	28.50	12.17
Fourth Quarter	19.52	11.26	28.50	48.77
2008
First Quarter	23.15	13.15	28.50	37.06
Second Quarter	23.49	16.52	32.50	33.48
Third Quarter	23.36	17.18	33.50	25.93
Fourth Quarter	22.97	17.31	33.50	31.38
2009
First Quarter	22.90	17.10	33.50	23.33
Second Quarter	20.59	15.60	29.50	29.22
Third Quarter	19.54	14.52	29.50	31.38
Fourth Quarter	19.84	15.05	29.50	23.49
2010
First Quarter	18.87	14.59	29.5	28.41
Second Quarter	17.87	14.64	29.5	44.57
Third Quarter	18.02	14.77	29.5	18.80
Fourth Quarter	18.08	14.93	29.5	19.30
2011
First Quarter	17.68	14.93	29.5	33.80
Second Quarter	17.49	14.97	29.5	29.06
Third Quarter	17.61	14.51	29.5	25.15
Fourth Quarter	16.86	14.50	29.5	28.08

(1)	Corresponds to the average of promissory notes, loans and discounts. Loans include interest rates for mortgage credits.
(2)	Interest rates are calculated using averages during the relevant period. The interest rate average is calculated based on the data of the six largest commercial banks of the Venezuelan financial system.
(3)	Based on the CPI (base 2007) calculated by annualizing forward cumulative quarterly inflation rates.

Source: Banco Central.

The following table sets out total outstanding loans and long-term investments by quarter by public and private financial institutions for the periods indicated:

Year and Quarter	Commercial Bank Credit	Mortgage Bank Credit	Other(1)	Total Credit of the Financial System(2)	Percentage Change(3)
	(in thousands of Bolívares)
2007
First Quarter	Bs. 38,848,122	Bs. 6,116,030	Bs. 25,637,037	Bs. 70,601,189	79.00%
Second Quarter	45,582,557	7,285,339	30,415,087	83,282,983	79.49
Third Quarter	49,510,265	8,534,272	35,441,156	93,485,693	77.05
Fourth Quarter	55,908,272	10,264,653	41,125,164	107,298,089	68.80
2008
First Quarter	53,627,104	11,116,479	43,994,828	108,738,411	54.02
Second Quarter	57,435,679	12,309,086	48,979,785	118,724,550	42.56
Third Quarter	59,013,490	13,517,205	52,688,573	125,219,268	33.94
Fourth Quarter	64,785,231	15,260,430	56,026,785	136,072,446	26.82
2009
First Quarter	62,507,150	16,325,187	56,966,106	135,798,443	24.89
Second Quarter	55,911,087	17,595,963	66,786,679	140,293,729	18.17
Third Quarter	61,421,482	19,248,701	70,296,147	150,966,330	20.56
Fourth Quarter	62,298,049	21,435,566	75,269,994	159,003,609	16.85
2010
First Quarter	55,979,525	22,860,941	77,497,597	156,338,063	15.13
Second Quarter	57,205,856	24,283,943	82,348,208	163,838,007	16.78
Third Quarter	60,770,098	25,722,468	84,549,747	171,042,313	13.30
Fourth Quarter	67,267,274	27,935,543	96,248,431	191,451,248	20.41
2011
First Quarter	66,161,209	29,022,507	100,370,726	195,554,442	25.08
Second Quarter	73,895,400	31,850,835	113,805,333	219,551,568	34.01
Third Quarter	85,995,861	34,111,951	122,332,255	242,440,067	41.74
Fourth Quarter	100,762,312	36,945,917	138,087,786	275,796,015	44.06

(1)	Includes finance companies and savings and loan institutions.
(2)	Excludes Banco Central.
(3)	From the corresponding quarter of the previous year.

Source: Banco Central.

Banco del Tesoro

In August 2005, the National Assembly passed a law creating a treasury bank, referred to as Banco del Tesoro. Banco del Tesoro’s mission is to serve the financial needs of its clients and to help initiate any strategic economic plans of the Republic. In accordance with the law, Banco del Tesoro acts as the Government’s chief financing arm, handling the Central Government’s banking needs and managing debt payments and debt issues of the Government. Banco del Tesoro also acts as depository for Government funds previously held by private banks, which currently account for approximately 26% of deposits held by private banks. For initial capital, the National Assembly approved a transfer of Bs.30.6 million, or approximately U.S.$14.2 million, to Banco del Tesoro, and later approved an additional transfer of Bs.30.0 million.

In 2011, Banco del Tesoro expanded the number of its offices and locations, with 69 branch offices, five customer care centers and three social financial centers as of December 2011. Approximately Bs.13.0 billion, or U.S.$3.0 billion, in public deposits were made in Banco del Tesoro in 2011, as compared to Bs.8.8 billion, or U.S.$2.1 billion in 2010. At year-end 2011, Banco del Tesoro had extended approximately Bs.7.2 billion, or U.S.$1.7 billion, in lines of credit as compared to Bs.3.4 billion, or U.S.$792.7 million, in 2010.

Banco del Sur

Banco del Sur is a financial institution that is being promoted by Venezuela for regional integration that serves to provide a source of funding for Latin American and Caribbean countries. Banco del Sur’s principal objective is to finance development projects and serve as an alternative to traditional multilateral lenders, including the World Bank, IADB and the IMF. The bank was established in 2007 through a treaty signed by seven countries: Argentina, Brazil, Bolivia, Ecuador, Paraguay, Uruguay and Venezuela. In March 2009, the member countries agreed to contribute U.S.$7.0 billion in initial capital, with Argentina, Brazil and Venezuela each agreeing to contribute U.S.$2.0 billion, Ecuador and Uruguay agreeing to contribute U.S.$400 million and Paraguay and Bolivia agreeing to contribute U.S.$100 million each.

On September 26, 2009, Banco del Sur was officially created when the presidents of the seven participating countries signed the constitutive act of Banco del Sur. Because the purpose of Banco del Sur is to finance development projects for all Latin American and Caribbean nations, non-member states such as Colombia, Chile, Peru, Guyana and Surinam agreed to contribute a total of U.S.$3.0 billion, providing Banco del Sur with U.S.$10.0 billion in total initial capital. Banco del Sur is based in Caracas, Venezuela and has two branches, one in Buenos Aires, Argentina and another in La Paz, Bolivia. As of November 2011, Banco del Sur had been ratified by Ecuador, Venzuela, Bolivia and Argentina; ratification procedures, the completion of which are necessary before the bank may begin operations, are on-going in the remainder of the member countries.

Financial Institutions

The Superintendency of Banks (Superintendencia de Instituciones del Sector Bancario) is responsible for banks and credit unions. Its functions include inspection, supervision and control.

The Superintendency of Banks also regulates individuals, companies and institutions that conduct or purport to conduct operations that are subject to authorization under the General Law of Banks and Other Financial Institutions. FOGADE, which was established in 1985, insures deposits up to Bs.30,000 per depositor. FOGADE also assists in the recovery and stabilization of financial institutions through lending assistance. Owners, directors and administrators of media and telecommunication companies are prohibited from having a stake in financial institutions and others, including public servants and individuals who have declared bankruptcy, are prohibited from having more than a 10% stake in financial institutions.

The following table sets forth the financial institutions in the Venezuelan financial system:

Financial Institutions	Private Institutions		Public Institutions		Total Institutions
	2010	2011	2010	2011	2010	2011
Universal Banks	17	16	4	4	21	20
Commercial Banks	7	5	—	—	7	5
Special Law Regulated Banks	—	—	5	4	5	4
Development Banks	4	4	1	2	5	6
Investment Banks	1	—	1	—	2	—
Mortgage Banks	—	—	—	—	—	—
Leasing Companies	—	—	1	—	1	—
Savings and Loans Institutions	1	—	—	—	1	—
Money Market Funds	—	—	—	—	—	—
Total	30	25	12	10	42	35

Source: Superintendency of Banks.

In December 2010, the Institutions of the Banking Sector Law was enacted and partially amended on March 2, 2011 and published in Official Gazette No. 39,627. This Law adopts a series of measures to correct various problems occurring in the banking sector of the Republic. Under the Institutions of the Banking Sector Law, Venezuela’s private and public banks are regulated and required to serve not only the interests of private stockholders, but the interests of depositors, customers and the public at large. In addition, banks are obligated to collaborate with sectors of the popular communal economy to develop productive results through sound financial intermediation.

The Law defines certain activities performed by the banks as public service. According to the Law, banks are now considered public utilities. As a public utility, the Government can take administrative measures established in the law to secure bank assets in order to keep services functioning. The Law also protects bank customers’ assets in the event of banking irregularities, makes it illegal for banks to arbitrarily change banking hours and requires that the Superintendent of Banking Institutions take into account the best interests of bank customers in addition to the stockholders.

In addition, the law sets new capital reserve requirements that banks must maintain. Banks are now required to surrender five percent of their pre-tax profit for communal council projects. As a precautionary measure, banks must also keep the equivalent of ten percent of their capital in a restricted fund to pay labor liabilities in the event the bank has to be liquidated. Additionally, banks are now restricted in the percentage of their funds that they may loan, in order to prevent credit risk. The Law limits the amount of credit that can be made available by banks to individuals or private entities to a maximum of 10% of the bank’s patrimony. Such percentage could be increased to up to 20% if the extra 10% is guaranteed by a well-rated domestic or foreign bank. The Law also limits the formation of financial groups and prohibits banks from having more than a 5% stake in brokerage firms and insurance companies.

Pursuant to article 53 of the Banking Sector Institutions Law and notices VOI-013-2011 and VOI-018-2011 issued by Banco Central, banks operating in Venezuela that hold securities issued by the Republic, or other entities owned by the Republic, such as PDVSA, were required to transfer the custody of their bonds to Banco Central by August 15, 2011.

Market Regulation

On August 12, 2010, the National Assembly approved the new Capital Markets Law, published in the Official Gazette No. 39,489 on August 17, 2010. This Law provides for a change of name of the Comisión Nacional de Valores, or CNV, to the Superintendencia Nacional de Valores, referred to as the SNV or the National Superintendency of Securities. In addition, the Law prohibits private brokers from participating in the purchase and sale or ownership of the Republic’s public debt bonds and restricts state agencies from participating in the stock market. Under this Law, the Republic will be able to create public securities exchange houses to trade the Republic’s public debt bonds that will be regulated by the SNV. All references to the SNV below refer to the CNV for periods prior to August 12, 2010.

The SNV must authorize all Venezuelan companies before they legally offer equity or debt securities to the Venezuelan public. In order to offer securities to the public in Venezuela, an issuer must meet certain SNV requirements regarding assets, operating history, management and other matters.

All outstanding securities of such companies must also be registered with the SNV and approved by the relevant stock exchange. The SNV must approve the application for listing of a security before it is listed on a stock exchange. The SNV also requires issuers to file unaudited quarterly financial statements and audited annual financial statements with the applicable stock exchanges and the SNV.

Since September 1, 1994, the SNV has required any company issuing debt in Venezuela to obtain a rating from two independent rating agencies registered with the SNV. However, as of April 4, 2002, and for any company that issues commercial paper (debt issues ranging from 15 days to 360 days), the SNV may reduce the requirement from two independent rating agencies to one, depending upon the market conditions at that time.

The Capital Markets Law and the rules issued by the SNV provide a regulatory structure for the Venezuelan securities industry. The Capital Markets Law was amended in October 1998 to conform the Venezuelan securities market to international standards. In addition to setting standards for brokers, the law empowers the SNV to regulate public offerings and trading of securities. In January 1999, the SNV promulgated regulations governing the activities of broker-dealers and brokerage houses. The SNV has also promulgated regulations requiring issuers of securities to file information regarding the issuer, its management and its significant shareholders to ensure transparency in capital markets transactions and public tender offers.

Securities Markets

The Caracas Stock Exchange is a private sector securities market in Venezuela, with approximately 42 issuers and a total of approximately U.S.$1.1 billion in securities registered as of December 2011. Historically, trading on the Caracas Stock Exchange has been composed of trades in stocks and bonds. In September 2001, the exchange began to allow trades in short-term debt instruments, such as commercial paper.

From December 31, 2010 to December 31, 2011, the total market capitalization of the companies listed on the Caracas Stock Exchange increased in absolute terms from U.S.$4.0 billion to U.S.$5.4 billion.

The SNV authorized the opening of a commodities exchange on May 19, 1999. Trading on this exchange commenced in October 1999 and, as of December 31, 2011, the cumulative trading volume of commodities totaled U.S.$4.1 billion. In 2011, the Caracas Stock Exchange had a total trading volume of approximately U.S.$81.3 million, including U.S.$33.0 million in stocks.

In the past, Venezuelan stock exchanges have experienced substantial market price fluctuations. Factors contributing to such fluctuations include changes in the overall state of the Venezuelan economy and adverse political developments, together with merger activity among domestic companies and takeovers of domestic companies by foreign corporations and the Government. Compared to other stock markets in Latin America, the Venezuelan stock market is among the smallest in terms of market capitalization and trading volume.

The Caracas Stock Exchange can suspend dealing in any listed security if the price of the security varies by 20% or more during a trading session.

Trading on the Caracas Stock Exchange has decreased since the Government intervened trading companies and it has been stagnant since securities regulators shut down and took over management of 47 brokerage companies last year. The Government has defended its takeover of 47 private brokerage businesses last year on the basis that those firms had arbitrarily undervalued Venezuela’s currency in a bond market that was widely used for currency trading and that the practices of the brokerage firms that were shut down contributed to capital flight. During 2011, the Government intervened and took over management of an additional 35 brokerage businesses.

Bolsa Publica de Valores Bicentenaria

In November 2010, Venezuela’s National Assembly passed the Ley de la Bolsa Pública de Valores Bicentenaria, or the Law of the Bicentennial Public Secutities Exchange, which created the Bicentennial Public Securities Exchange (the “Bicentennial Stock Exchange”) for both public and private sector entities seeking to be involved in securities trading market operations. Financial operations began on January 31, 2011 and include financial transactions with bonds issued by state-run and private entities. The Bicentennial Stock Exchange competes with the privately run Caracas Stock Exchange. It aims to increase competition and investments by allowing customers secure access to transactions. The Bicentennial Stock Exchange does not function like a typical stock exchange. Under the regulations, entities that can participate by issuing bonds include collective and social production companies and state entities, joint ventures, small and medium-sized enterprises, in addition to other private businesses. Private brokers are not permitted to participate in the Bicentennial Stock Exchange.

During 2011 the Bicentennial Public Stock Exchange had a total of 337 operations, of which 121 were related to public debt securities and 216 were related to quasi-public debt securities. The number of operations made through primary and secondary markets were 207 and 130, respectively. The total number of private company operations during 2011 was 216.

During 2011, trading volume amounted to Bs.38.2 million for transactions related to public debt securities, equivalent to U.S.$8.9 million. The trading volume from private company operations during 2011 amounted to Bs.276.1 million, equivalent to U.S.$64.2 million, for a total trading volume in 2011 of Bs.314.3 million, equivalent to U.S.$73.1 million.

Financial System Supervisory Body

In March 2010, the National Assembly enacted the Organic Law on the National Financial System (Ley Orgánica del Sistema Financiero Nacional), published in the Official Gazette No. 39, 447, dated June 16, 2010, which creates the Financial System Supervisory Body, referred to as OSFIN, with oversight and regulatory powers over the banking, capital markets and insurance sectors. OSFIN, which has yet to be constituted, will have a Board of Directors made up of the Minister of Finance, the President of Banco Central and three directors and will operate within the Ministry of Finance. The Organic Law on the National Financial System was reprinted and published in the Official Gazette No. 39,578 on December 21, 2010, due to a material error in a provision that establishes the parameters in the formation of financial groups.

PUBLIC FINANCE

General Description of Accounts and Entities

The Ministry of Finance is responsible for preparing the budget and administering the Government’s finances. The Ministry of Finance is required to submit a proposed budget to the National Assembly each year. The National Assembly may change items in the proposed budget so long as authorized expenditures do not exceed projected revenues. Nevertheless, actual expenditures in any given year may exceed revenues for that year as a result of differences in the timing of receipts and expenditures. The budget must include appropriations to be distributed to the states and the federal district in accordance with a prescribed formula. No taxes may be levied, money borrowed or expenditures made unless authorized by law. In addition to budgeted expenditures contained in the legislatively-approved budget, the Government may increase expenditures, including allocations for debt service obligations, during the course of the year with the approval of the National Assembly. However, total expenditures may not exceed actual revenues.

All revenues and expenditures are budgeted and recorded on a cash basis. The Ministry of Finance is responsible for collecting public revenues. Various ministries and agencies of the Central Government are responsible for implementing the budget. If the National Assembly does not approve the Annual Budget for the forthcoming year by December 15, the then-current Annual Budget will continue to apply.

The consolidated public sector is divided, in general terms, into two parts: the Central Government and the decentralized state institutions. The decentralized state institutions are corporations that are majority or wholly owned by the Government.

Taxation

The Organic Tax Code

The Código Orgánico Tributario, referred to as the Organic Tax Code, was approved in 1991 and amended in 1992, 1994 and 2001. The Organic Tax Code increased penalties on overdue tax payments and made tax avoidance a criminal offense. The Ministry of Finance, with assistance from the World Bank and the IADB, has developed a tax collection program aimed at decreasing income tax evasion.

The 2001 amendments to the Organic Tax Code became effective on October 17, 2001. Some of the reforms in the legislation included: (1) the adoption of the “substance over form” approach in tax administration; (2) the consent to the passing on of tax responsibilities from a target company to the acquiring company in a merger; and (3) the disallowance of offsets of income tax credits against monthly payables under the VAT. The amendments also changed the rate of interest for unpaid tax obligations. Interest on unpaid tax obligations now equals the average of the lending rates of the six largest commercial banks, multiplied by a factor of 1.2.

In addition, the reforms increased the penalties imposed on various tax offenses and set forth new categories of tax violations in order to deter tax evasion. Breaches of substantive obligations under the new Organic Tax Code of 2001 result in increased penalties, while offenses potentially leading to imprisonment have been broadened in scope. For example, new fines have been introduced both for the failure to pay taxes as well as for the late payment of taxes and criminal penalties have been established for tax fraud. In addition, withholding agents who intentionally fail to remit taxes withheld within three business days following payment are now subject to imprisonment for two to four years.

Furthermore, the amended Organic Tax Code permits taxpayers to enter into advance pricing agreements with the tax authorities to establish the value of transactions between affiliated enterprises.

Procedural rules have also been amended. Under the new Organic Tax Code of 2001, judicial tax appeals do not suspend the effects of a tax assessment, except in cases where the taxpayer demonstrates that non-suspension will cause irreparable damages or when the appeal is based on “sound arguments of law”. In contrast, the filing of an administrative tax appeal will suspend payments required by an assessment but not interest on the assessment. Furthermore, it is now expressly stated that the opinions of the tax authority with respect to a particular issue may not be appealed to the tax courts.

Income Tax

The Central Government is the only entity in Venezuela with the authority to tax income. Income tax revenues, as a percentage of Central Government revenues, were 26.6% in 2007, 23.9% in 2008, 25.7% in 2009, 18.8% in 2010 and 17.5% in 2011.

The petroleum industry provided 53.1% of total income tax revenues in 2007, 45.0% of total income tax revenues in 2008, 33.2% of total income tax revenues in 2009, 23.6% of total income tax revenues in 2010 and 31.0% of total income tax revenues in 2011.

Venezuelan income tax is payable by both natural persons and legal entities. The base of income upon which a person or entity may be taxed includes worldwide income. Certain Governmental entities, educational institutions, charitable institutions and funds, as well as certain other individuals and entities, are exempt from Venezuelan income tax. Additionally, the President, in conjunction with the Council of Ministers, has the power to exempt from the payment of taxes certain sectors or industries that are believed to be of particular importance to national or regional development. Natural persons are taxed at a rate from 6% up to 34%, depending on income level, with certain tax rebates for lower-income households. Corporations are taxed at a rate from 15% up to 34%, except for those engaged in the petroleum industry, which are taxed at a special rate determined by the Hydrocarbons Law. For more information on this law, refer to “Principal Sectors of the Venezuelan Economy—Petroleum and Natural Gas—Hydrocarbons Law”.

The inability of the Government to rely on sources of financing other than petroleum revenues has made it difficult to establish a positive balance in the consolidated public sector accounts and has contributed to the general instability of the Venezuelan economy as a whole. The Government has attempted to increase the base of non-petroleum tax revenues resulting from the development of a more diversified economy with a greater capacity for and higher volume of non-traditional exports.

Value-Added Tax

In May 1999, the Government passed legislation establishing the VAT to replace the then existing sales tax. The VAT applies to sales of all goods and services throughout the chain of distribution, except certain exempted items such as food, medicine, telephone, gas and other utilities. The island of Margarita is exempted from the VAT altogether.

As part of the Government’s policy of containing inflationary pressures in the economy, the VAT was reduced from 14% to 11%, effective March 1, 2007. The VAT was further reduced to 9% effective July 1, 2007. During 2007, the Central Government generated revenues from the VAT of approximately Bs.27.6 billion, and during 2008, the Central Government generated revenues from the VAT of approximately Bs.31.1 billion. In March 2009, the VAT was increased from 9% to 12% and since March 2009, the VAT has remained at 12%. During 2009, the Central Government generated revenues from the VAT of approximately Bs.41.7 billion. In 2010, the Central Government generated revenues from the VAT of approximately Bs.56.2 billion, an increase of 34.9% as compared to 2009. In 2011, the Central Government generated revenues from the VAT of approximately Bs.84.4 billion, an increase of 50.1% as compared to 2010.

Tax on Bank Debits

In March 2002, the Government enacted a bank debit tax, which had a term of one year. This tax was initially assessed at a rate of 0.75% on the value of each applicable transaction and subsequently was amended several times. The tax on bank debits generated revenues in the amount of Bs.2.7 billion, or 0.9% of GDP, during 2005. In February 2006, the Government eliminated the bank debit tax.

Pursuant to the 2007 Enabling Law, President Chávez established a new Financial Transactions Tax, or Impuesto sobre las Transacciones Financieras, which levied a 1.5% tax on bank debits and other transactions, but on June 12, 2008, President Chávez issued Decree No. 6,165, which effectively eliminated the Financial Transactions Tax.

Customs

A law was passed by the National Assembly in January 2002 to modernize Venezuela’s customs operations, which is currently in effect throughout Venezuela. Automated customs operations, referred to as the SIDUNEA system, were put into effect in several principal and subalternate ports of enty. The modernized ports using the SIDUNEA system accounted for approximately 99% of customs revenues and 98% of imports. The total gross revenue collected in 2006 and 2007, including the VAT, was Bs.61.0 billion and Bs.60.7 billion, respectively. The total customs revenue collected in 2008, including the VAT, was Bs.63.3 billion, and the total customs revenue collected in 2009, including the VAT, was Bs.55.3 billion. The total customs revenue collected in 2010, including the VAT, was Bs.53.1 billion. The total customs revenue collected in 2011, including the VAT, was Bs.61.8 billion.

In addition, Venezuelan customs authorities have obtained special equipment for non-intrusive inspections of cargo containers in an effort to curtail drug trafficking and customs fraud. In March 2002, the Comisión Presidencial de Lucha Contra el Fraude Aduanero (Presidential Commission Against Customs Fraud) was formed. This commission is made up of several representatives of both the public and private sector who are interested in preventing contraband and customs fraud. Together they drafted the Anti-Contraband Bill, which was enacted in December 2005 and employs the use of more severe penalties and expands the scope of actions that may be taken by authorities to curtail contraband.

SENIAT

In August 1994, the Government established SENIAT, an independent agency within the Ministry of Finance, to administer tax and customs collections. The objectives of the SENIAT for 2012 include:

•	increasing sanctions by 5% for customs operations;

•	reducing illegal customs activities;

•	reducing the number of appeals in the SENIAT administrative process by 20%;

•	reducing the number of outstanding liabilities and promote an effective implementation of tax regulations;

•	promoting the modernization of the Venezuelan tax code system;

•	promoting the security and autonomy of the nation; and

•	ensuring that all goods comply with the legal standards set forth in both the international and domestic markets.

The following table sets forth the revenues administered by SENIAT for the periods indicated:

	Year Ended December 31,
	(in millions of December 2007 Constant Bolívares)
	2007	2008	2009	2010	2011(P)
Income Tax	16,652.4	18,970.8	17,570.5	14,238.3	15,417.3
VAT(1)	28,316.1	26,595.0	27,975.7	29,383.5	35,366.0
Customs Income	8,343.7	6,660.6	4,320.2	4,618.6	6,296.4
Other Internal Income	2,657.4	4,189.8	4,305.4	4,260.0	3,847.6
Liquor	980.3	1,127.5	1,185.9	1,139.2	1,158.1
Cigarettes	1,365.5	2,767.7	2,825.5	2,858.4	2,520.5
Stamp Revenue	68.4	47.8	39.5	26.9	0.0
Estate Tax	115.3	100.5	117.9	115.1	114.7
Matches	—	—	—	—	—
Gambling (Bingos and Casinos)	127.9	146,3	136.6	120.4	54.3
Other(2)	1,050.6	1,239.2	1,133.7	550.6	893.2
Financial Transactions Tax (ITF)(3)	3,648.3	5,630.4	0.0	0.0	0.0
Total Gross Revenues(4)	Bs. 60,668.5	Bs. 63,285.8	Bs.55,305.4	Bs.53,051.0	Bs.61,820.6

(P)	Preliminary figures.
(1)	The VAT rate dropped from 14% to 11% in March 2007 and then to 9% in July 2007. As a result, the average rate was 10.5% in 2007 compared to 9% in 2008. In March 2009, the VAT rate increased from 9% to 12%, for an average rate of 11% in 2009. The VAT rate remained at 12% in 2010 and in 2011, the VAT rate was at 12%.
(2)	Includes fines, interest and repayments.
(3)	The collection of the ITF took effect on November 1, 2007 and remained in force until June 12, 2008.
(4)	The Financial Transactions Tax (ITF) is not included in Total Gross Revenues.

Source: SENIAT.

Revenues and Expenditures

Central Government

The Central Government’s revenues consist of both tax revenues and non-tax revenues, such as petroleum royalties and dividends from state-owned companies. The Central Government’s expenditures consist primarily of operating expenditures, such as salaries, interest payments and purchases of goods and services, transfers to state and local governments, and the private sector and capital expenditures.

As a percentage of Central Government revenues, non-tax revenues in 1997 Constant Bolívares accounted for 44.1% in 2007, 45.4% in 2008, 37.8% in 2009, 42.4% in 2010 and 44.4% in 2011.

Petroleum royalties provided 73.9% of non-tax revenues in 2007, 80.0% of non-tax revenues in 2008, 62.9% of non-tax revenues in 2009, 57.4% of non-tax revenues in 2010 and 44.9% of non-tax revenues in 2011.

In 2007, the Central Government’s revenues totaled Bs.21.1 billion in 1997 Constant Bolívares, representing an increase of approximately Bs.300 million in 1997 Constant Bolívares as compared to 2006. This increase was due primarily to an increase in tax revenues from the petroleum sector. The Central Government’s expenditures for 2007 decreased to Bs.18.9 billion in 1997 Constant Bolívares. This decrease was due primarily to a decrease in operating expenditures. As a result of the foregoing factors, the Central Government accounts recorded a surplus for 2007 of Bs.2.2 billion in 1997 Constant Bolívares, or 3.0% of GDP.

In 2008, the Central Government’s revenues totaled Bs.18.8 billion in 1997 Constant Bolívares, representing a decrease of approximately Bs.2.2 billion in 1997 Constant Bolívares as compared to 2007. This decrease was due primarily to lower oil revenues. The Central Government’s expenditures for 2008 increased to Bs.19.8 billion in 1997 Constant Bolívares from Bs.18.9 billion in 1997 Constant Bolívares in 2007. This increase was due primarily to higher labor costs. As a result of the foregoing factors, the Central Government accounts recorded a deficit for 2008 of Bs.911.4 million in 1997 Constant Bolívares, or 1.2% of GDP.

In 2009, the Central Government’s revenues totaled Bs.13.4 billion in 1997 Constant Bolívares, representing a decrease of approximately Bs.5.5 billion in 1997 Constant Bolívares as compared to 2008. This decrease was due primarily to lower oil revenues. The Central Government’s expenditures for 2009 decreased to Bs.16.5 billion in 1997 Constant Bolívares from Bs.19.8 billion in 1997 Constant Bolívares in 2008. This decrease was due primarily to a decrease in transfers to the public sector. As a result of the foregoing factors, the Central Government accounts recorded a deficit for 2009 of Bs.3.1 billion in 1997 Constant Bolívares, or 5.0% of GDP.

In 2010, the Central Government’s revenues totaled Bs.13.4 billion in 1997 Constant Bolívares, representing an increase of approximately Bs.62.8 million in 1997 Constant Bolívares as compared to 2009. This increase was due to higher dividends and other petroleum revenues since 2001. The Central Government’s expenditures for 2010 decreased to Bs.15.9 billion in 1997 Constant Bolívares from Bs.16.5 billion in 1997 Constant Bolívares in 2009. This decrease was due primarily to a decrease in transfers to the public sector. As a result of the foregoing factors, the Central Government accounts recorded a deficit for 2010 of Bs.2.5 billion in 1997 Constant Bolívares, or 3.6% of GDP.

In 2011, the Central Government’s revenues totaled Bs.16.4 billion in 1997 Constant Bolívares, representing an increase of approximately Bs.3.0 billion in 1997 Constant Bolívares as compared to 2010. This increase was due to an increase in oil tax revenues, petroleum products and other tax revenues as well as non-tax revenues. The Central Government’s expenditures for 2011 increased to Bs.19.3 billion in 1997 Constant Bolívares from Bs.15.9 billion in 1997 Constant Bolívares in 2010. This increase was due primarily to an increase in capital formation, purchases of goods and interest payments. As a result of the foregoing factors, the Central Government accounts recorded a deficit for 2011 of Bs.2.9 billion in 1997 Constant Bolívares, or 4.0% of GDP.

The following table sets forth the revenues, by source and expenditures, by sector, of the Central Government for the periods indicated:

Venezuela Central Government Revenues and Expenditures

	Year Ended December 31,
	2007(1)	2008(1)	2009(1)	2010(2)	2011(2)
	(in millions of 1997 Constant Bolívares)
Central Government
Total Revenues	21,072.8	18,840.8	13,366.5	13,429.3	16,384.5
Current Revenues	21,072.8	18,840.8	13,366.5	13,429.3	16,384.5
Tax Revenues	11,770.8	10,289.0	8,316.2	7,736.5	9,117.0
Petroleum Sector	2,975.8	2,023.0	1,141.8	595.0	887.5
Other	8,795.0	8,266.0	7,174.4	7,141.5	8,229.5
Non-tax Revenues	9,302.0	8,551.8	5,050.2	5,692.8	7,267.5
Petroleum Royalties	6,872.4	6,839.7	3,174.5	3,268.3	3,260.1
Other	1,604.8	1,224.4	1,496.4	2,130.6	3,776.2
Dividends	824.8	487.8	379.3	293.9	231.1
Capital Revenues	0.0	0.0	0.0	0.0	0.0
Total Expenditures	18,855.5	19,752.1	16,507.7	15,936.3	19,291.3
Current Expenditures	14,509.4	15,182.5	12,876.8	13,318.9	15,851.0
Operating Expenditures	4,865.4	5,169.3	4,637.3	4,818.3	6,080.3
Salaries, etc.	2,862.1	3,183.2	3,050.7	3,451.1	3,817.5
Interest Payments	1,103.7	994.8	829.8	1,028.9	1,561.1
Purchase of Goods and Services	899.5	991.3	756.8	338.4	701.7
Current Transfers	9,440.9	9,833.5	8,043.5	8,353.0	9,753.2
To Rest of Public Sector	8,277.9	8,598.7	6,920.4	7,529.3	8,758.3
To Private Sector	1,163.0	1,234.8	1,123.1	823.7	994.9
Other Transfers	0.0	0.0	0.0	0.0	0.0
Quasi-fiscal Operations of Banco Central	0.0	0.0	0.0	0.0	0.0
Extra-budgetary	203.2	179.8	196.0	147.6	17.6
Capital Expenditures	4,267.8	4,406.1	3,368.6	1,983.1	2,268.0
Capital Formation	106.7	110.3	36.4	53.3	145.3
Capital Transfers	4,161.1	4,295.8	3,332.1	1,929.9	2,122.7
To Public Sector	4,152.8	4,275.3	3,318.3	1,924.4	2,116.9
To Private Sector	8.3	20.6	13.9	5.5	5.8
Financial Investment	78.2	163.5	262.3	634.3	1,172.3
Current Account Surplus	6,563.4	3,658.2	489.7	110.4	533.4
Overall Surplus (Deficit)	2,217.3	(911.4)	(3,141.2)	(2,507.0)	(2,906.9)

As percentage of GDP	3.0%	(1.2)%	(5.0)%	(3.6)%	(4.0)%

(1)	Preliminary figures.
(2)	ONAPRE source, calculations for internal use-Preliminary figure

Sources: Statistical Office of the Public Finance-MPPPF

Consolidated Public Sector

The consolidated public sector accounts include the results of decentralized state entities, such as PDVSA and the CVG companies.

In 2007, consolidated public sector revenues decreased to Bs.24.4 billion in 1997 Constant Bolívares. This decrease was due primarily to a decrease in non-tax revenues. Consolidated public sector expenditures for 2007 decreased to Bs.26.3 billion in 1997 Constant Bolívares. As a result of the foregoing factors, the consolidated public sector accounts recorded a deficit for 2007 of Bs.1.9 billion in 1997 Constant Bolívares, or 3.3% of GDP.

In 2008, consolidated public sector revenues decreased slightly to Bs.24.1 billion in 1997 Constant Bolívares from Bs.24.4 billion in 1997 Constant Bolívares in 2007. This decrease was due primarily to a reduction in tax revenue collection. Consolidated public sector expenditures for 2008 decreased to Bs.26.2 billion in 1997 Constant Bolívares from Bs.26.3 billion in 1997 Constant Bolívares in 2007. The decrease in expenditures was due primarily to a higher level of current expenditures and lower capital expenditures. As a result of the foregoing factors, the consolidated public sector accounts recorded a deficit for 2008 of Bs.2.0 billion in 1997 Constant Bolívares, or 3.5% of GDP, compared to a deficit of Bs.1.9 billion in 1997 Constant Bolívares, or 3.3% of GDP, for 2007.

In 2009, consolidated public sector revenues decreased to Bs.15.3 billion in 1997 Constant Bolívares from Bs.24.1 billion in 1997 Constant Bolívares in 2008. This decrease was due primarily to a reduction in non-tax revenues as a result of a significant reduction in PDVSA’s operating surplus. Consolidated public sector expenditures for 2009 decreased to Bs.20.4 billion in 1997 Constant Bolívares from Bs.26.2 billion in 1997 Constant Bolívares in 2008. The decrease in expenditures was due primarily to a reduction in central government transfers to unconsolidated entities. As a result of the foregoing factors, the consolidated public sector accounts recorded a deficit for 2009 of Bs.5.0 billion in 1997 Constant Bolívares, or 8.9% of GDP, compared to a deficit of Bs.2.0 billion in 1997 Constant Bolívares, or 3.5% of GDP, for 2008.

In 2010, consolidated public sector revenues decreased to Bs.14.7 billion in 1997 Constant Bolívares from Bs.15.3 billion in 1997 Constant Bolívares in 2009. This decrease was primarily due to a decrease in tax revenues and non-tax revenues, in terms of interest, profits, dividends and commissions. Consolidated public sector expenditures for 2010 decreased to Bs.21.3 billion in 1997 Constant Bolívares from Bs.20.4 billion in 1997 Constant Bolívares in 2009. The decrease in expenditures was due primarily to purchases of goods and services, transfers to private sector and capital expenditures. As a result of the foregoing factors, the consolidated public sector accounts recorded a deficit for 2010 of Bs.6.6 billion in 1997 Constant Bolívares, or 11.8% of GDP, compared to a deficit of Bs.5.0 billion in 1997 Constant Bolívares, or 8.9% of GDP, for 2009.

In 2011, consolidated public sector revenues increased to Bs.20.3 billion in 1997 Constant Bolívares from Bs.14.7 billion in 1997 Constant Bolívares in 2010. This increase was primarily due to an increase in non-tax revenues. Consolidated public sector expenditures for 2011 increased to Bs.27.6 billion in 1997 Constant Bolívares from Bs.21.3 billion in 1997 Constant Bolívares in 2010. The increase in expenditures was primarily due to an increase in current expenditures, which include exchange losses, quasi-fiscal losses and capital expenditures by Banco Central. As a result of the foregoing factors, the consolidated public sector accounts recorded a deficit for 2011 of Bs.7.3 billion in 1997 Constant Bolívares, or 12.5% of GDP, compared to a deficit of Bs.6.6 billion in 1997 Constant Bolívares, or 11.8% of GDP, for 2010.

The following table sets forth the revenues, by source and expenditures, by sector, of the consolidated public sector for the periods indicated:

Venezuela Consolidated Public Sector Revenues and Expenditures

	For the Year Ended December 31,
	2007	2008	2009	2010	2011(1)
	(in millions of 1997 Constant Bolívares)
Consolidated Public Sector
Total Revenues	24,434.2	24,148.3	15,337.5	14,744.4	20,344.8
Tax Revenues	9,315.4	8,694.1	7,654.4	7,109.6	8,207.7
Non-tax Revenues	15,118.8	15,454.2	7,683.1	7,634.8	12,137.1
Central Government	—	—	—	—	—
PDVSA Operating Surplus	11,168.0	10,530.8	2,747.2	5,752.6	6,071.8
Interest, Profits, Dividends and Commissions	1,402.0	2,155.4	2,989.2	1,088.3	4,001.1
Non-financial Public Enterprises Operating Surplus	382.8	314.8	139.5	—	—
Capital Revenues	—	—	—	—	715.4
Other	2,166.0	2,453.2	1,807.2	793.9	1,348.8

Total Expenditures	26,293.5	26,186.5	20,370.6	21,312.9	27,631.3
Current Expenditures	16,320.6	17,380.0	13,525.8	16,584.9	21,592.3
Salaries, etc.	3,109.2	3,463.9	3,305.9	3,451.1	3,817.5
Purchases of Goods and Services(2)	1,513.0	1,471.5	1,238.4	1,129.2	1,330.3
Interest Payments	1,198.3	1,111.6	913.5	1,205.9	1,593.6
Transfers to Private Sector	2,422.7	2,815.2	2,637.7	823.7	994.9
Central Government Transfers to Unconsolidated Entities	7,970.4	8,187.4	5,346.2	7,529.3	8,758.3
Other(3)	107.2	330.4	84.2	2,445.8	5,097.6
Central Government (Extra-Budgetary)	77.3	31.0	45.7	147.6	17.6
Capital Expenditures	9,895.5	8,775.5	6,799.0	4,580.4	6,021.5
Capital Formation	4,139.8	2,705.3	3,456.5	2,650.6	3,898.8
Other (Including Transfers to Unconsolidated Entities)(4)	5,755.7	6,070.2	3,342.5	1,929.9	2,122.7
Overall Surplus (Deficit)	(1,859.3)	(2,038.2)	(5,033.0)	(6,568.5)	(7,286.5)
(As percentage of GDP)
Total Revenues	44.0%	41.3%	27.1%	26.4%	35.0%
Total Expenditures	47.3%	44.7%	36.0%	38.2%	47.5%
Overall Surplus (Deficit)	(3.3)%	(3.5)%	(8.9)%	(11.8)%	(12.5)%

(1)	Preliminary figures.
(2)	Includes goods and services acquisitions.
(3)	Includes other expenditures, exchange losses and quasi-fiscal losses of Banco Central.
(4)	Includes capital transfers and other financial expenditures.

Source: Ministry of Finance, using IMF methodology.

2011 Budget

In December 2010, the National Assembly approved the budget projected for 2011. The 2011 budget, as approved, projected total revenues of approximately Bs.204.2 billion (U.S.$47.5 billion), or 4.3% of GDP, and total expenditures of approximately Bs.204.2 billion (U.S.$47.5 billion), or 4.3% of GDP. The 2011 budget contemplated a legal limit on borrowing by the Republic of Bs.54.0 billion (U.S.$12.6 billion), or 4.9% of GDP. However, on June 13, 2011, the 2011 Special Debt Law was enacted, which allowed the Republic to issue up to Bs.45.0 billion (U.S.$10.5 billion) in new bonds in 2011. The budget for 2011 was based on certain assumptions, including real GDP growth of 2.0%, an average price for the Venezuelan oil basket of U.S.$40.00 per barrel, an exchange rate of Bs.4.30 = U.S.$1.00 and an inflation rate of between 23% and 25%.

2012 Budget

In December 2011, the National Assembly approved the budget for 2012. The 2012 budget, as approved, projects total revenues of approximately U.S.$54.2 billion (15% of GDP) and total expenditures of approximately U.S.$66.7 billion (18% of GDP). The 2012 budget also contemplated a legal limit on borrowing by the Republic of U.S.$20.2 billion (6% of GDP). However, on December 19, 2011, the 2012 Special Debt Law was enacted, which allowed the Republic to issue up to Bs.64.5 billion (U.S.$15.0 billion) in new bonds during 2012, and on July 27, 2012, the 2012 Special Supplemental Debt Law was enacted, which allowed the Republic to issue an additional Bs.30.0 billion (U.S.$7.0 billion) in new bonds during 2012. For more information, refer to “Public Debt Overview”. The budget for 2012 is based on certain assumptions, including real GDP growth of 5%, an average price for the Venezuelan oil basket of U.S.$50.00 per barrel, an average exchange rate of Bs.4.30 = U.S.$1.00 and average inflation at a rate between 20 and 22%.

PUBLIC DEBT

Overview

In 1976, the Government enacted the Organic Law of Public Credit to create and issue public debt through prior authorization and registration. The Organic Law of Public Credit has been superseded by the entry into force of the LOAFSP. Public debt is defined to include public issues of bonds and treasury notes in Venezuela and abroad, domestic and foreign direct indebtedness, contracts providing for payments extending beyond the then current fiscal year and guaranties and modifications of existing indebtedness. The types of entities subject to regulation under the LOAFSP include national, state and municipal governments, decentralized state institutions, autonomous government institutions and other public entities, corporate entities controlled directly or indirectly by the public sector and non-profit organizations under the control of the Government.

On June 13, 2011, the 2011 Special Debt Law was enacted , which allowed the Republic to issue up to Bs.45.0 billion (U.S.$10.5 billion) in new bonds in 2011. The total amount under the 2011 Special Debt Law was issued and the proceeds were used to invest in the agricultural sector, build new housing, develop a new job creation program, respond to natural disasters and other emergencies and refinance the public debt. On December 19, 2011, the 2012 Special Debt Law was enacted, allowing the Republic to issue up to Bs.64.5 billion (U.S.$15.0 billion) in new bonds during 2012. The proceeds will be used to invest in the following sectors: agriculture, communications, defense, environment, electrical energy, health, transportation, mining and basic industries. On July 27, 2012, the 2012 Special Supplemental Debt Law was enacted, allowing the Republic to issue an additional Bs.30.0 billion (U.S.$7.0 billion) in new bonds during 2012, all of which have been issued. Approximately Bs.25.0 billion (U.S.$5.8 billion) of the proceeds will be used towards pension funds and the remaining Bs.5.0 billion (U.S.$1.2 billion) will be used for payments of labor liabilities owed to government employees.

In March 2012, the LOAFSP was reformed. The reform, which became effective in March 2012, allows the Executive branch to issue debt that exceeds the limits established by a Special Debt Law. These modifications allow additional liabilities to be incurred under unexpected or unforeseen circumstances, with such amounts to be applied against the maximum indebtedness of the following fiscal year. The modifications also allow the Executive branch to directly approve operations and additional credits and to spend such resources in accordance with the Law. As a result, the Executive branch will no longer be required to obtain the authorization of the National Assembly or the opinion of Banco Central in approving such credits. For more information on LOAFSP, refer to “The Venezuelan Economy—Economic Policy and Legislation—The Public Finance Law”.

Summary of External Debt

The following table sets out the composition of Venezuela’s external public debt outstanding at the dates indicated:

	December 31,
	2007	2008	2009	2010	2011(1)
	(in millions of U.S. dollars)
Commercial Bank External Public Sector Debt	$1,656.5	$1,369.6	$1,087.4	$795.0	$551.8
Other External Public Sector Debt	25,659.9	28,494.1	34,057.9	36,239.4	42,898.4
Obligations and Bonds	22,312.7	24,867.5	29,871.8	31,236.2	36,927.2
Suppliers & Contractors	19.2	4.9	2.3	(2.3)	(5.0)
Multilateral Agencies	2,664.3	2,905.2	3,270.3	4,126.2	4,778.6
Bilateral Agencies	663.7	716.5	913.5	879.4	1,197.6

Total External Public Sector Debt	$27,316.4	$29,863.7	$35,145.3	$37,034.4	$43,450.2

(1)	Preliminary figures. At the Bolívar/U.S. dollar exchange rate as of December 31, 2011, as provided by Banco Central.

Source: Ministry of Finance.

The following table sets out the scheduled amortizations for Venezuela’s external public debt for each of the years indicated as of December 31, 2011:

	Scheduled Amortization(1)
	(in millions of U.S. dollars)
	2012	2013	2014	2015	2016	2017 and thereafter
Commercial Bank External Public Sector Debt	$173.0	$125.6	$106.3	$65.4	$45.6	$28.2
Other External Public Sector Debt	512.7	2,068.4	1,951.4	1,750.9	1,983.3	34,639.1
Obligations and Bonds	—	1,539.5	1,498.0	1,310.0	1,500.1	31,079.6
Suppliers & Contractors	2.7	—	—	—	—	—
Multilateral Agencies	343.6	363.5	286.6	274.0	363.5	3,147.4
Bilateral Agencies	166.4	165.5	166.8	166.9	119.8	412.1
Total External Direct Public Sector Debt	$685.6	$2,159.2	$2,047.0	$1,816.4	$2,028.9	$34,677.3

(1)	Assumes subsequent disbursements from credit facilities entered into as of December 31, 2011.

Source: Ministry of Finance.

Internal Public Debt

The Government’s internal public debt as of December 31, 2011 totaled approximately Bs.154.1 billion, or U.S.$34.9 billion (at the prevailing Bolívar/U.S. dollar exchange rate on that date) compared to Bs.90.3 billion, or U.S.$34.7 billion (at the prevailing Bolívar/U.S. dollar exchange rate on that date) on December 31, 2010. As of June 30, 2012, the total internal public debt amounted to the equivalent of U.S.$50.2 billion.

The table below sets forth a summary of Venezuela’s internal public debt as of December 31, 2011:

Type of Debt	Outstanding as of December 31, 2011
(in millions of U.S. dollars)(1)
Treasury Bonds (Letras del Tesoro)	$1,561.3
National Public Debt Bonds	33,610.8
Loans	0.9
Promissory Notes(2)	666.5
Total Internal Debt of the Republic of Venezuela	35,819.4

Internal Debt Issued by Public Entities and Guaranteed by the Republic	0.2
Total	$35,839.6

(1)	At the Bolívar/U.S. dollar exchange rate as of December 31, 2011.
(2)	Issued in domestic market; denominated in foreign currency.

Source: Ministry of Finance.

Between March and June 2011, the Republic sold to Banco del Tesoro and BIV Bs.3.5 billion (approximately U.S.$814 million) in local debt. The issuance of this debt was for the purpose of financing public expenditures. In addition, in June and July 2011, the Republic sold to Banco del Tesoro, BIV, Banco de Venezuela and FOGADE Bs.9.5 billion (approximately U.S.$2.2 billion) in local debt for the purpose of financing public expenditures and servicing debt.

Multilateral Borrowings and Subscriptions

Venezuela is one of the founding members of the IMF. As of June 30, 2012, its subscription to the IMF, which corresponds to its quota, was SDR 2.65 billion or U.S.$1.75 billion. Venezuela’s subscription to the capital of the World Bank was U.S.$2.5 billion at July 31, 2012. For more information concerning the IMF and the World Bank, refer to “Bolivarian Republic of Venezuela—External Affairs and Membership in International Organizations”. In addition, Venezuela is a member of the following other World Bank Group affiliates: International Finance Corporation (IFC), with subscriptions of U.S.$27.6 million; and Multilateral Investment Guarantee Agency (MIGA), with subscriptions of U.S.$15.4 million, both as of June 30, 2011.

Venezuela’s capital subscription to the IADB was U.S.$5.8 billion as of December 31, 2011, one of the largest subscriptions of the bank’s Latin American members. Of this amount, U.S.$249.3 millions had been paid in cash as of December 31, 2011 and the balance is callable if required to meet the bank’s obligations. Venezuela’s contribution to the IADB’s Fund for Special Operations is U.S.$315.3 millions.

Venezuela is a member of CAF with subscriptions of capital totaling U.S.$634.9 million. Of this amount, U.S.$515.2 million had been paid in cash as of December 31, 2011. Venezuela is also a member of Banco de Desarrollo del Caribe, with subscriptions of capital totaling U.S.$18.8 million, of which U.S.$14.7 million had been paid in cash as of December 31, 2011.

The Government has entered into credit agreements with several multilateral institutions, including: financing from the IADB covering a wide spectrum of initiatives relating to structural adjustment, public sector reform, educational improvements, health reform, infrastructure enhancements and environmental protection, of which approximately U.S.$2.1 billion was outstanding at December 31, 2011; and several loan agreements with CAF, of which U.S.$2.7 billion was outstanding as of December 31, 2011.

1990 Financing Plan

In June 1990, the Government, along with its bank advisory committee, announced the principal terms of a financing plan, referred to as the 1990 Financing Plan. The 1990 Financing Plan provided for the exchange of medium-term commercial bank debt for a variety of options featuring debt and debt service reduction or new money, including collateralized short-term notes, collateralized bonds and new money bonds. The 1990 Financing Plan, structured along the lines of the Brady initiative, contemplated that all eligible debt would be exchanged for one or more of the options. The 1990 Financing Plan was consummated on December 18, 1990.

In connection with the 1990 Financing Plan, the Republic issued Oil-Indexed Payment Obligations to holders of its par and discount bonds due 2020. Holders were given five Oil Obligations for each U.S.$1,000 of old debt exchanged for par bonds and discount bonds. Venezuela is required to make certain payments under the Oil Obligations in the event that the average price per barrel of crude oil exported from Venezuela over the applicable determination period exceeds a strike price set forth in the Oil Obligations, up to a maximum of U.S.$3.00 per Oil Obligation per determination period. In 2011, the amount of payments made with respect to the Venezuelan Oil Obligations was U.S.$148.7 million.

As of December 2008, all bonds issued pursuant to the 1990 Financing Plan had been redeemed or paid in full at maturity.

Capital Market Issues of External Public Debt

Over the past 50 years, despite the debt crisis that prompted the restructuring of its commercial bank debt during the 1980s, Venezuela has paid on a current basis in accordance with the terms of the relevant agreements the full amount of principal and interest due on all publicly-issued bonds and notes in the international capital markets. Prior to the consummation of the 1990 Financing Plan, the percentage of Venezuela’s external debt represented by obligations issued in the international capital markets was very small, approximately 5.6% at December 31, 1989. Venezuela’s debt structure has shifted as a result of the 1990 Financing Plan and subsequent issues of capital markets instruments such that international capital markets obligations constituted approximately 85.0% of Venezuela’s total external debt as of December 31, 2011.

On August 23, 2010, the Republic issued U.S.$3.0 billion aggregate principal amount of its 12.75% Global Bonds due 2022. On August 2, 2011, the Republic issued U.S.$4.2 billion aggregate principal amount of its 11.95% Global Bonds due 2031 and on October 21, 2011, the Republic issued U.S.$3.0 billion aggregate principal amount of its 11.75% Global Bonds due 2026.

Credit Agreement with China

In recent years, the Republic has entered into a number of credit agreements with China. For more information, refer to “Foreign Trade and Balance of Payments—Trading Partners”.

The following table sets out a summary of the principal features of the long-term outstanding bonds and notes publicly issued in external capital markets, as of December 31, 2011.

Security	Currency of Issue	Original Issue Size	Principal Outstanding	Interest Rate(1)	Initial Issue Date	Maturity Date	Target Market
		(Millions)
ROV 9.25%	U.S.$	4,000.0	3,998.0	9.25%	Sept. 1997	Sept. 2027	United States
ROV 13.625%	U.S.$	752.8	752.8	13.625%	Aug. 1998(2)	Aug. 2018	United States
ROV 13.625%	U.S.$	300.0	300.0	13.625%	Sept. 2001	Aug. 2018	United States
ROV 10.75%	U.S.$	1,559.0	1,539.5	10.75%	Sept. 2003(3)	Sept. 2013	Euromarket
ROV 7.00%	U.S.$	1,000.0	1,000	7.00%	Dec. 2003	Dec. 2018	Venezuela
ROV 9.375%	U.S.$	1,500.0	1,489.0	9.375%	Jan. 2004(4)	Jan. 2034	Euromarket
ROV 8.50%	U.S.$	1,500.0	1,498.0	8.5%	Oct. 2004	Oct. 2014	Euromarket
ROV €-7.00%		€1,000.0	1,310.0	7.00%	Mar. 2005	Mar. 2015	Euromarket
ROV 7.65%	U.S.$	1,599.8	1,597.8	7.65%	Apr. 2005	Apr. 2025	Euromarket
ROV 5.75%	U.S.$	1,500.1	1,500.1	5.75%	Dec. 2005	Feb. 2016	Euromarket
ROV 6.00%	U.S.$	1,500.1	1,500.1	6.00%	Dec. 2005	Dec. 2020	Euromarket
ROV 7.00%	U.S.$	1,250.0	1,250.0	7.00%	Nov. 2007(5)	Mar. 2038	Euromarket
ROV 9.00%	U.S.$	2,000.0	2,000.0	9.00%	May 2008	May 2023	Euromarket
ROV 9.25%	U.S.$	2,000.0	2,000.0	9.25%	May 2008	May 2028	Euromarket
ROV 7.75%	U.S.$	2,496.0	2,496.0	7.75%	Oct 2009	Oct. 2019	Euromarket
ROV 8.25%	U.S.$	2,496.0	2,496.0	8.25%	Oct 2009	Oct. 2024	Euromarket
ROV 12.75%	U.S.$	3,000.0	3,000.0	12.75%	Aug. 2010	Aug. 2022	Euromarket
ROV 11.95%	U.S.$	4,200.0	4,200.0	11.95%	Aug. 2011	Aug. 2031	Euromarket
ROV 11.75%	U.S.$	3,000.0	3,000.0	11.75%	Oct. 2011	Oct. 2026	Euromarket

(1)	Interest is paid on a semi-annual basis except on the issue denominated in Euro on which interest is paid annually.
(2)	U.S.$500 million in aggregate principal amount of these notes were issued initially for cash in August 1998. In connection with an exchange undertaken with BANDES in 2003, the Republic issued an additional U.S.$252.8 million in aggregate principal amount of these notes, which form a single series with the U.S.$500 million of these notes issued in 1998.
(3)	U.S.$700 million in aggregate principal amount of these notes were issued initially for cash on September 19, 2003. On October 23, 2003, the Republic issued an additional U.S.$858.5 million in aggregate principal amount of these notes, which form a single series with the U.S.$700 million of these notes issued in September 2003. The additional issuance was divided between a cash offer to international investors in an aggregate principal amount of U.S.$470 million and an exchange tranche pursuant to which the Republic issued U.S.$388.5 in aggregate principal amount of these notes in exchange for beneficial interests in pagarés previously issued by the Republic and held by certain of its contractors, suppliers or their assignees.
(4)	U.S.$1.0 billion in aggregate principal amount of these notes were issued in January 2004. In December 2004, the Republic issued an additional U.S.$500 million in aggregate principal amount of these notes, which form a single series.
(5)	U.S.$825,179,000 in aggregate principal amount of these notes were issued on November 15, 2007. On November 27, 2007, the Republic issued an additional U.S.$424,824,000 in aggregate principal amount of these notes, which form a single series.

Source: Ministry of Finance

TABLES AND SUPPLEMENTARY INFORMATION

I.	Venezuela’s Funded Internal Debt (as of December 31, 2011)

Internal Direct Debt of the Republic	Interest Rate	Issuance Date	Final Maturity	Issued Amount (Millions of U.S.$)	Outstanding Amount (Millions of U.S.$)
Suppliers’ Loans	Various	2002	2003-2005(2)	2.3	0.8
	Various	1996	1999-2003(2)	0.5	0.1

				2.7	0.9
National Public Debt Bonds
Debt to Equity Conversion Bonds
Decreto 2490, Emisión 1, 1988	(1)	September 1988	December 2003(3)	0.3	0.2
Decreto 1051, Emisión 2, 1990	(1)	June 1990	August 2000(3)	4.4	6.9
Decreto 1398, Emisión 3, 1990	(1)	December 1990	December 2001(3)	0.3	0.5
Decreto 2057, Emisión 4, 1991	(1)	December 1991	June 2001(3)	5.4	10.9
Decreto 3120, Emisión 6, 1993	(1)	August 1993	August 2003(3)	3.9	5.8

				14.3	24.3
National Public Debt Bonds (Deuda Pública Nacional-DPN)

Deuda Pública Nacional	(1)	2006	5-14 years	3,209.1	3,209.1
Deuda Pública Nacional	(1)	2007	4-8 years	1,573.2	1,573.2
Deuda Pública Nacional	(1)	2008	3-7 years	1,293.6	1,293.6
Deuda Pública Nacional	(1)	2009	2-7 years	7,536.6	7,536.6
Deuda Pública Nacional	(1)	2010	2-10 years	13,764.3	13,764.3
Deuda Pública Nacional	(1)	2011	4-8 years	13,730.2	13,730.2
Deuda Pública Nacional (U.S.$)	(1)	2006	10 years	1,075.3	1,075.3
Deuda Pública Nacional (U.S.$)	(1)	2007	12 years	2,149.0	2,149.0
Deuda Pública Nacional (U.S.$)	(1)	2009	8 years	1,458.7	1,458.7

				34,305.8	33,586.5
Promissory Notes	Fixed	2010	2 years	528.5	528.5
	LIBOR 6M	2010	1 year	276.0	276.0

				804.5	804.5
Total Internal Direct Debt of the Republic				36,729.7	35,839.4

Internal Debt of Public Sector Entities Guaranteed by the Republic				1.3	0.1

Total Internal Debt				36,731.0	35,839.5

(1)	Rate set by Banco Central in accordance with the formula established by the decrees pursuant to which the bonds were issued.
(2)	Debt issued to suppliers. The Republic has taken the position that the suppliers have not fulfilled their contractual obligations. The legal process with respect to these matters are still pending.
(3)	The Republic is currently in the process of documenting this debt and is awaiting a legal opinion from Banco Central.
(4)	This debt is in the process of being documented for payment by the Republic.

Source: Ministry of Finance.

II.	Venezuela’s Floating Internal Direct Debt (as of December 31, 2011)

Internal Direct Debt of the Republic	Interest Rate	Issuance Date	Final Maturity	Issued Amount (Millions of U.S.$)	Outstanding Amount (Millions of U.S.$)
Treasury Bonds (Letras del Tesoro)

Decreto 7183, Emisión 72(2)	(1)	Jan 2010	Less than 364 days	1,602.3	1,561.3

				1,602.3	1,561.3

(1)	Rate set by Banco Central in accordance with the formulae established by the decrees pursuant to which the bonds were issued.
(2)	Funds deposited at Banco Central to pay outstanding balances not claimed by the holder.

Source: Ministry of Finance.

III.	Venezuela’s Funded External Direct Debt (as of December 31, 2011)(1)

					Principal Amount
	Interest Rate	Issue Date	Final Maturity	Currency	Issued Amount (Millions of Original Currency)(2)	Outstanding Amount (Millions of U.S.$)(3)
Multilateral Organizations:

Inter-American Development Bank	Fixed	1992	2000-2012	U.S.$	326.2	5.2
	Fixed	1993	1999-2018	U.S.$	1,099.1	155.8
	Fixed	1994	2001-2014	U.S.$	211.0	67.9
	Fixed	1995	2003-2015	U.S.$	78.0	24.4
	Fixed	1996	2004-2021	U.S.$	52.0	28.9
	Fixed	1997	2017-2020	U.S.$	41.8	17.9
	Fixed	1998	2003-2013	U.S.$	218.2	51.2
	Fixed	2000	2004-2025	U.S.$	117.2	71.1
	Fixed	2001	2007-2021	U.S.$	73.7	38.5
	Fixed	2002	2006-2031	U.S.$	49.0	25.8
	Fixed	2002	2006-2031	U.S.$	48.9	13.5
	Variable	2005	2009-2030	U.S.$	14.3	9.9
	Fixed	2006	2007-2030	U.S.$	9.3	2.8
	Fixed	2006	2007-2030	U.S.$	750.0	497.3
	Variable	2008	2009-2033	U.S.$		252.7
					189.0	35.5
	Variable	2009	2011-2029	U.S.$	1,000.0	801.5
	Variable	2010	2017-2035	U.S.$	890.0	4.4

						2,104.3

Corporación Andina de Fomento	Variable	2000-2005	2001-2020	U.S.$	885,8	505.4
	Variable	2006	2007-2016	U.S.$	300,0	250.0
	Variable	2007	2008-2023	U.S.$	600,0	528.8
	Variable	2008	2008-2018	U.S.$	165,0	82.3
	Variable	2009	2009-2027	U.S.$	339,0	279.8
	Variable	2010	2010-2028	U.S.$	1.838,7	1,005.9

						2,652.1
FIDA	Variable	2002-2009	2008-2027	SDR	19.2	8.2

						8.2
NIB	Variable	1993	2007-2013	U.S.$	60.0	12.0
	Variable	2003	2009-2018	U.S.$	2.8	1.9

						13.9
Bilateral Agencies:
Various Creditors	Fixed	2001	2012-2032	EUR	10.0	12.9
Various Creditors	Fixed	2005	2007-2015	JPY	13.496.1	80.9
Various Creditors	Fixed	1993	1993-2018	U.S.$	81.5	35.7
Various Creditors	Variable	1993	1993-2015	U.S.$	196.4	50.9
Various Creditors	Fixed	1999	2010-2030	U.S.$	66.4	61.4
Various Creditors	Variable	2000	2001-2012	U.S.$	3.7	0.2
Various Creditors	Fixed	2001	2005-2014	U.S.$	107.5	28.3
Various Creditors	Fixed	2003	2006-2020	U.S.$	192.4	110.2
Various Creditors	Fixed	2004	2026-2045	U.S.$	92.1	49.6
Various Creditors	Variable	2009	2010-2019	U.S.$	747.2	507.7
Various Creditors	Variable	2010	2014-2023	U.S.$	865.4	259.6

						1,197.6
Suppliers and Contractors:
Various Creditors		1996	1997-2002(4)	U.S.$	24.7	(7.5)
Various Creditors		1998	1999-2003(4)	U.S.$	30.0	(5.1)
Various Creditors		2002	2003-2012	U.S.$	5.0	0.9
Various Creditors		2002	2003-2012	U.S.$	27.2	6.8

						(5.0)
Commercial Banks:
Various Creditors	Variable	2004	2005-2014	CHF	14.7	8.3
Various Creditors	Fixed	1993	2005-2017	EUR	25.8	16.7
Various Creditors	Fixed	1998	2004-2012	EUR	245.3	15.3
Various Creditors	Variable	2002	2004-2012	EUR	284.0	134.5
Various Creditors	Fixed	2002	2003-2016	EUR	32.3	2.4
Various Creditors	Variable	2003	2004-2016	EUR	144.4	101.4

					Principal Amount
	Interest Rate	Issue Date	Final Maturity	Currency	Issued Amount (Millions of Original Currency)(2)	Outstanding Amount (Millions of U.S.$)(3)
Various Creditors	Variable	2004	2006-2016	EUR	16.9	16.7
Various Creditors	Fixed	1993	2006-2018	U.S.$	59.7	25.0
Various Creditors	Variable	1998	1999-2012	U.S.$	48.3	2.4
Various Creditors	Fixed	1998	2000-2013	U.S.$	51.9	10.4
Various Creditors	Variable	2000	2001-2015	U.S.$	102.0	15.1
Various Creditors	Variable	2001	2002-2015	U.S.$	140.6	40.7
Various Creditors	Fixed	2001	2002-2013	U.S.$	65.0	6.5
Various Creditors	Variable	2002	2003-2016	U.S.$	171.3	59.8
Various Creditors	Fixed	2002	2006-2012	U.S.$	9.2	0.2
Various Creditors	Variable	2003	2004-2015	U.S.$	159.9	54.5
Various Creditors	Variable	2004	2005-2017	U.S.$	241.3	41.8

					—	551.8
Bonds:
Global Bonds - 9.25%	9.25%	1997	2027	U.S.$	4,000.0	3,998.0
Global Bonds - 13.625%	13.625%	1998	2018	U.S.$	752.8	752.8
Global Bonds - 13.625%	13.625%	2001	2018	U.S.$	300.0	300.0
Global Bonds - 10.75%	10.75%	2003	2013	U.S.$	1,559.0	1,539.5
Global Bonds - 7.00%	7.00%	2003	2018	U.S.$	1,000.0	1,000.0
Global Bonds - 9.375%.	9.375%	2004	2034	U.S.$	1,500.0	1,489.0
Global Bonds - 8.50%	8.50%	2004	2014	U.S.$	1,500.0	1,498.0
Global Bonds - 7.00%	8.09%	2005	2015	EURO	1,000.0	1,310.0
Global Bonds - 7.65%	7.65%	2005	2025	U.S.$	1,599.8	1,597.8
Global Bonds - 5.75%	5.75%	2005	2016	U.S.$	1,500.1	1,500.1
Global Bonds - 6.00%	6.00%	2005	2020	U.S.$	1,500.1	1,500.1
Global Bonds - 7.00%	7.00%	2007	2038	U.S.$	1,250.0	1,250.0
Global Bonds - 9.00%	9.00%	2008	2023	U.S.$	2,000.0	2,000.0
Global Bonds - 9.25%	9.25%	2008	2028	U.S.$	2,000.0	2,000.0
Global Bonds - 7.75%	7.75%	2009	2019	U.S.$	2,496.0	2,496.0
Global Bonds - 8.25%	8.25%	2009	2024	U.S.$	2,496.0	2,496.0
Global Bonds - 12.75%	12.75%	2010	2022	U.S.$	3,000.0	3,000.0
Global Bonds - 11.95%	11.95%	2011	2031	U.S.$	4,200.0	4,200.0
Global Bonds - 11.75%	11.75%	2011	2026	U.S.$	3,000.0	3,000.0

					—	36,927.2

Total						43,450.2

(1)	Debt classification by source of finance was adjusted according to the Sistema de Gestión de Deuda system criteria.
(2)	Expressed in units of original currencies
(3)	Debt incurred in currencies other than U.S. Dollars at the respective exchange rates as of December 31, 2011.

Source: Ministry of Finance